Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258340

PROSPECTUS SUPPLEMENT NO. 33
(to prospectus dated August 10, 2021)

Up to 19,300,751 Shares of Class A Common Stock Issuable Upon the Exercise of Warrants Up to 77,272,414 Shares of Class A Common Stock Up to 8,014,500 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our amended Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission (“SEC”) on March 14, 2023. Accordingly, we have attached the amended Annual Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,300,751 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (i) up to 8,014,500 shares of Class A Common Stock that are issuable upon the exercise of 8,014,500 warrants (the “private placement warrants”) issued in a private placement in connection with the initial public offering of Decarbonization Plus Acquisition Corporation (“DCRB”) and upon the conversion of a working capital loan by the Sponsor (as defined in the Prospectus) to DCRB and (ii) up to 11,286,251 shares of Class A Common Stock that are issuable upon the exercise of 11,286,251 warrants originally issued in DCRB’s initial public offering. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (i) up to 77,272,414 shares of Class A Common Stock (including up to 5,293,958 shares of Class A Common Stock issuable upon the satisfaction of certain triggering events (as described in the Prospectus) and up to 326,048 shares of Class A Common Stock that may be issued upon exercise of the Ardour Warrants (as defined in the Prospectus)) and (ii) up to 8,014,500 private placement warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on the Nasdaq Global Select Market under the symbols “HYZN” and “HYZNW,” respectively. On March 14, 2023 the closing price of our Class A Common Stock was $1.06 and the closing price for our public warrants was $0.09.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 14, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 10-K/A
Amendment No. 1
_________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the annual period ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For transition period from ________ to ________
Commission File Number 001-39632
_________________________
Hyzon Motors Inc.
(Exact name of registrant as specified in its charter)
_________________________

Delaware	82-2726724
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)
475 Quaker Meeting House Road
Honeoye Falls, New York 14472
(585) 484-9337
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	HYZN	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock, $0.0001 par value, at an exercise price of $11.50 per share	HYZNW	NASDAQ Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As of June 30, 2021, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the Class A common stock outstanding, other than shares held by persons who may be deemed affiliates of the registrant, computed by reference to the closing sales price for the Class A common stock on June 30, 2021, as reported on the NASDAQ Capital Market, was approximately $232.7 million.

As of March 1, 2023, there were approximately 244,559,301 shares of the registrant’s common stock outstanding, par value $0.0001 per share, outstanding.

PCAOB ID: 0185	Auditor Name: KPMG LLP	Auditor Location: Rochester, New York

EXPLANATORY NOTE

Hyzon Motors Inc. ("Hyzon", the "Company", "we", "our" or "us") filed our Annual Report on Form 10-K for the year ended December 31, 2021 (the "Original Filing") with the Securities and Exchange Commission ("SEC") on March 30, 2022. This Amendment No. 1 on Form 10-K/A (this "Form 10-K/A") is being filed to amend and restate certain items contained in the Original Filing (the "Restatement").

Restatement Background

As previously reported in the Company's Current Report on Form 8-K filed with the SEC on August 17, 2022, the Audit Committee of the Board of Directors (the "Board") of the Company (the "Audit Committee"), based on the recommendation of management, determined that the Company's previously issued financial statements included in the Company’s Original Filing and the Company’s previously issued financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 should no longer be relied upon and require restatement because of issues regarding revenue recognition and internal controls and procedures, primarily pertaining to our China operations.

As further previously reported in the Company's Current Report on Form 8-K filed with the SEC on February 9, 2023, the Audit Committee, based on the recommendation of management, determined that the Company’s previously issued financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 should no longer be relied upon and also require restatement primarily because of issues regarding revenue recognition relating to its European joint venture operations.

For a more detailed discussion of the Restatement, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein.

Special Committee Investigation

As previously reported in the Company's Current Report on Form 8-K filed with the SEC on August 4, 2022, in connection with the preparation of the Company's financial results for the period ended June 30, 2022, the Board appointed a committee of Board members (the "Special Committee") to investigate, with the assistance of outside counsel and other advisors, the issues described above regarding revenue recognition and internal controls and procedures that were brought to the attention of the Board by management (the "Investigation"). The preliminary findings of the Investigation were completed in January 2023, and the final findings were issued in March 2023 as discussed in this Explanatory Note below.

Investigation with Respect to China Operations

On January 12, 2022, the Company announced the delivery of 87 fuel cell powered heavy-duty vehicles in 2021, which included 82 vehicles delivered to customers in China. In July 2022, management discovered and brought to the attention of the Board that certain vehicles may not have met the criteria necessary to recognize revenue as of December 31, 2021. The Special Committee was formed to conduct an investigation regarding the Company’s revenue recognition timing and internal controls and procedures, primarily pertaining to the Company’s China operations during the second half of 2021 and the first half of 2022.

The Investigation confirmed matters discovered by management in July 2022 that certain vehicles delivered to customers in China in December 2021 were not operable on hydrogen at the time of delivery (i.e., were not commissioned). As part of its internal review, the Company determined that the assembly of those vehicles was complete at the time of initial delivery but they had not undergone final commissioning, which generally consists of injecting hydrogen through the fuel cell powertrain system and conducting other tests necessary to ensure that the hydrogen fuel cell will power the vehicle. Additionally, based on the Investigation's findings, the Company determined that it did not have an appropriate control environment focused on certain operational processes and procedures such as a formalized commissioning policy and a quality assurance process.

Based on the Investigation's findings, the Company concluded that the Company's contractual performance obligation to deliver functioning fuel cell electric vehicles ("FCEVs") was not fully satisfied for revenue recognition purposes under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers ("ASC 606"). For additional information regarding the corrections to the financial statements, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein. Correction of the errors is also reflected in the restated interim financial statements for the period ended March 31, 2022 included in the Company's amended Quarterly Report on Form 10-Q/A.

Investigation with Respect to European Operations

The Special Committee identified certain issues associated with Hyzon Motors Europe B.V. ("Hyzon Europe"), the Company's European joint venture. The Investigation revealed that certain former members of Hyzon Europe's senior management team created a workplace culture where employees did not feel comfortable raising concerns. Additionally, the Investigation revealed that for five vehicles for which Hyzon Europe recognized revenue in 2021, Hyzon Europe subsequently performed various levels of work and repair efforts on such vehicles after revenue had been recognized.

Consequently, the Company conducted an internal accounting review for its European customer arrangements. This internal accounting review concluded that for the Hyzon Europe customer contracts which were assumed from Holthausen Clean Technology B.V. in July 2021, the Company did not appropriately analyze and record revenue and related balances associated with these arrangements. More specifically, the Company determined that instead of manufacturing or assembling FCEVs that it owned for sale to customers, Hyzon Europe was providing these customers with vehicle retrofit services to convert the customers' internal combustion engine ("ICE") powered vehicles to hydrogen FCEVs. Therefore, Hyzon Europe should have recognized revenue over time utilizing an input method rather than recording revenue at a point in time. For additional information regarding the corrections to the financial statements, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein. Correction of the errors is also reflected in the interim financial statements for the periods ended September 30, 2021 and March 31, 2022 included in the Company's amended Quarterly Reports on Form 10-Q/A.

Transaction Costs

On July 16, 2021, legacy Hyzon Motors Inc. ("Legacy Hyzon") and now named Hyzon Motors USA Inc. consummated the transactions contemplated by the Business Combination Agreement and Plan of Reorganization (the “Business Combination”), dated February 8, 2021, with Decarbonization Plus Acquisition Corporation (“DCRB”) to effect a business combination between DCRB and Legacy Hyzon with DCRB Merger Sub Inc., a wholly owned subsidiary of DCRB, merging with and into Legacy Hyzon, with Legacy Hyzon surviving the merger as a wholly owned subsidiary of DCRB. The Company has adjusted its prior allocation of transaction costs incurred in connection with the Business Combination to reflect the allocation of the correct balance of Company incurred transaction costs between the liability classified earnout arrangement and the newly issued equity instruments in the Business Combination in the third quarter of 2021. The adjustment resulted in a reduction of amounts previously allocated to the earnout liability and recognized as expense, offset by an equal increase of transaction costs allocated to the newly issued equity instruments and recorded against additional paid-in capital. For additional information regarding the corrections to the financial statements, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein. Correction of the error is also reflected in the restated interim financial statements for the periods ended September 30, 2021 and March 31, 2022 included in the Company's amended Quarterly Reports on Form 10-Q/A.

Other Immaterial Errors

In addition to the errors described above, the Company’s previously issued financial statements included in the Company’s Original Filing and the Company's previously issued unaudited interim financial information included in the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2021 and March 31, 2022 have been corrected in the amended filings to include previously unrecorded immaterial adjustments (the “Other Immaterial Errors”). For additional information regarding the Other Immaterial Errors, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein.

The errors described above and the Other Immaterial Errors in this amended Annual Report on Form 10-K/A did not impact cash or the economics of the Company's existing commercial arrangements.

Internal Control Considerations

In connection with the Restatement, the Company has concluded there were material weaknesses in the Company’s internal control over financial reporting as of December 31, 2021 and its disclosure controls and procedures were not effective as of December 31, 2021. Management is taking steps to remediate the material weaknesses in our internal control over financial reporting.

For a discussion of management’s consideration of our disclosure controls and procedures, internal control over financial reporting, and the material weaknesses identified, see Part II, Item 9A. Controls and Procedures of this Form 10-K/A.

Items Amended in this Form 10-K/A

This Form 10-K/A presents the Original Report, amended and restated with modifications as necessary to reflect the correction of Restatement Items and Other Immaterial Errors. The following items have been amended:

•Part 1 - Item 1A. Risk Factors
•Part II - Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
•Part II - Item 8. Financial Statements and Supplementary Data
•Part II - Item 9A. Controls and Procedures
•Part IV - Item 15. Exhibit and Financial Statement Schedules

Except as described above and in Note 21. Subsequent Events (unaudited), this Form 10-K/A does not amend, update or change any other items or disclosures in the Original Filing and does not purport to reflect any information or events subsequent to the filing thereof. As such, this Form 10-K/A speaks only as of the date the Original Filing was filed, and the Company has not undertaken herein to amend, supplement, or update any information contained in the Original Filing to give effect to any subsequent events. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing, other than the Restatement. In addition, in accordance with SEC rules, this Form 10-K/A includes updated certifications from our Chief Executive Officer as Exhibits 31.1 and 32.1 dated as of the filing date of this Form 10-K/A. Accordingly, this Form 10-K/A should be read in conjunction with our filings made with the SEC subsequent to the filing of the Original Filing, including any amendments to those filings.

CAUTIONARY NOTE REGARDING FORWARD- LOOKING STATEMENTS

This Form 10-K/A contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying assumptions. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms and other similar expressions are intended to identify forward looking statements, although not all forward- looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events.

Except with respect to statements in this Form 10-K/A revised or provided to reflect the effects of the Restatement, forward-looking statements herein are as of the Original Filing, filed with the SEC on March 30, 2022, unless specifically stated to be made as of a different date, and the Company has not updated forward-looking statements or information to reflect events occurring after the Original Filing.

Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those described below and under the section entitled “Risk Factors” in this Report and in subsequent reports that we file with the SEC, including this Form 10-K/A for the year ended December 31, 2021.

•our ability to commercialize our products and strategic plans, including our ability to establish facilities to produce our vehicles or secure hydrogen supply in appropriate volumes, at competitive costs or with competitive emissions profiles;

•our ability to effectively compete in the heavy-duty transportation sector, and withstand intense competition and competitive pressures from other companies worldwide in the industries in which we operate;

•our ability to convert non-binding memoranda of understanding into binding orders or sales (including because of the current or prospective resources of our counterparties) and the ability of our counterparties to make payments on orders;

•our ability to invest in hydrogen production, distribution and refueling operations to supply our customers with hydrogen at competitive costs to operate their fuel cell electric vehicles;

•disruptions to the global supply chain, including as a result of the COVID-19 pandemic and geopolitical events, and shortages of raw materials, and the related impacts on our third party suppliers and assemblers

•our ability to maintain the listing of our common stock on NASDAQ;

•our ability to raise financing in the future;

•our ability to retain or recruit, or changes required in, our officers, key employees or directors;

•our ability to protect, defend or enforce intellectual property on which we depend; and

•the impacts of legal proceedings, regulatory disputes, and governmental inquiries.

Should one or more of the risks or uncertainties described above, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us and speak only as of the date of this report. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this report. You should, however, review additional disclosures we make in subsequent filings with the SEC.

PART I
Item 1A. Risk Factors

Summary of Risk Factors

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed risk factors contained below.

•Our business model has yet to be tested and we may fail to commercialize our strategic plans.

•We recently completed the Business Combination with Decarbonization Plus Acquisition Corporation ("DCRB") in which we raised gross proceeds net of redemption and transaction costs totaling approximately $509.0 million. Nevertheless, we may need to raise additional funds, and these funds may not be available on terms favorable to us or our stockholders or at all when needed.

•Increases in costs, disruption of supply or shortage of raw materials, could harm our business.

•We qualify as an “emerging growth company’ as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important.

•We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements, affect our ability to record, process, and report financial information accurately, impair our ability to prepare financial statements, negatively affect our relationships with suppliers and customers, negatively affect investor confidence, cause reputational harm, and have other adverse consequences. Additionally, failure to timely implement and maintain adequate financial, information technology and management processes, controls and procedures could result in further material weaknesses which could lead to errors in our financial reporting and adversely affect our business.

•Our Class A Common Stock commenced trading on the NASDAQ Global Select Market on July 19, 2021, and we have limited experience operating as a publicly traded company. We need to implement various policies, procedures and controls pertaining to our operations and governance as required by SEC and NASDAQ rules and regulations.

•We have a limited number of current customers, and there is no assurance as to whether our sales pipeline will result in sales and revenues, or that we will be able to convert non-binding letters of intent or memoranda of understanding into orders or sales (including because of the current or prospective financial resources of the counterparties to our non-binding memoranda of understanding and letters of intent, the liability accounting for our warrants or customer contractual demands), or that we will be able to identify additional potential customers and convert them to paying customers.

•We also face and will continue to face significant competition in all aspects of our business and operations, and many of our current and future competitors have or will have significantly more resources than us, and may outcompete us for customers, employees, and suppliers.

•We may not succeed in investing in hydrogen production, distribution and refueling operations critical to supplying our customers with hydrogen to operate our fuel cell electric vehicles ("FCEVs") either at all or in part, and/or at the cost required to achieve TCO for potential Hyzon FCEV customers to drive their purchases of our trucks.

•There is no assurance that there will be, or that we will be able to supply, hydrogen at prices or with an emissions profile that allow our FCEVs to be competitive with commercial vehicles powered by other energy sources.

•We may face legal challenges and other resistance attempting to sell our vehicles which could materially adversely affect our sales and costs. Additionally, unfavorable publicity, or a failure to respond effectively to adverse publicity, could harm our reputation and adversely affect our business.

•If we engage in mergers or acquisitions, we may assume liabilities – both disclosed and undisclosed – by contract or under operation of law of the target or acquired company which could materially adversely affect our business and financial results.

•To date, we have produced only technology validation or evaluation FCEVs and there is no assurance that we will be able to establish and operate facilities capable of producing our FCEVs in appropriate volumes and at competitive costs or at all.

•We have limited experience servicing our FCEVs. If we are unable address the service requirements of our customers, our business will be materially and adversely affected. Additionally, insufficient warranty reserves to cover future warranty claims could materially adversely affect our business, prospects, financial condition, and operating results.

•Threats to information technology, including unauthorized control of our vehicles or interruption of our systems, could adversely affect our business.

•We may be unsuccessful in meeting various local, national and international safety and emissions rules and regulations for our products.

•We depend on third parties, including Horizon, for supply of key inputs and components for our products.

•We will depend on Horizon as a sole source supplier for our fuel cell systems, until such time we are able to commence manufacturing fuel cell systems inhouse.

Risk Factors Relating to Our Business and Industry

Our business model has yet to be tested and any failure to execute our strategic plans would have a material adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

The estimated costs and timelines that we have developed in planning for full scale commercial production of our vehicles are subject to the risks and uncertainties inherent in transitioning from a start-up company focused on proof-of-concept activities to the design and large-scale integration, assembly, and manufacture of hydrogen-powered commercial vehicles, and large-scale integration and manufacture of hydrogen fuel cell systems and hydrogen production, distribution and refueling. We have not secured contractual relationships with all component suppliers to produce our products. We may not be able to accurately estimate the demand for our hydrogen-powered commercial vehicles or hydrogen fuel cell systems, or, should we decide to produce them, electric batteries or battery electric vehicles which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. Additionally, we may not be able to accurately estimate the demand for the hydrogen fuel produced by our hydrogen production plant investments or the ability of our partners to build and operate those facilities at the cost, schedule and operating performance anticipated. These risks could result in a loss of revenue and/or an inability to provide fuel to our fleet customers leading to a delay in customer vehicle deployments or order cancellations, and/or increased costs and reduced margins. If we fail to accurately predict supply and demand for our products and other integration, assembly and manufacturing requirements, or if we fail to timely invest in people, processes and capital equipment to meet demand, we could incur additional costs or experience delays. In addition, there can be no assurance that our estimates related to the costs and timing necessary to complete design and engineering of our facilities will prove accurate. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. Therefore, there can be no assurances that our business plan will prove successful.
We will continue to encounter risks and difficulties frequently experienced by many early-stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with pursuing our growth plans. In addition, as a result of the capital-intensive nature of our business, we can be expected to continue sustaining substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in us is therefore highly speculative and could result in the loss of your entire investment.

We may need to raise additional funds, and these funds may not be available on terms favorable to us or our stockholders or at all when needed.

The manufacture, integration, assembly and sale of hydrogen-powered commercial vehicles, hydrogen fuel cell systems, and investments in hydrogen production, distribution and refueling are highly capital-intensive businesses. Our business plan to manufacture, integrate, assemble, sell, and service hydrogen-powered commercial vehicles and hydrogen fuel cell systems is expected to require continued capital investment to fund operations, continue research and development, and build or improve facilities. While we completed the Business Combination with DCRB and raised gross proceeds, net of redemption and transaction costs, of approximately $509.0 million, there can be no assurance that we will have access to additional capital we may need on favorable terms when required or at all. As a result of the proceeds from the Business Combination and other financings, we expect that we will have sufficient capital to fund our planned operations for the next 12 months; however, we expect that we will need to raise additional capital in the near future. We may raise additional funds through the issuance of equity, equity related or debt securities, strategic partnerships, licensing arrangements, and/or through obtaining credit from government or financial institutions. This capital will be necessary to fund our ongoing operations, continue research, development and design efforts, improve infrastructure, and introduce new vehicles. We are currently exploring raising additional capital through our subsidiary, Hyzon Zero Carbon, Inc., to invest in hydrogen production, distribution and fueling capabilities.

If we cannot raise additional funds when we need them, our financial condition, business, prospects, and results of operations could be materially adversely affected. We may raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. We may also raise funds through the sale of additional equity securities which could dilute our stockholders.

We have a limited operating history as a stand-alone company thereby making it difficult to evaluate our future business prospects and which may increase the risk of your investment.

We face significant risks and difficulties as an early-stage company. We have a limited operating history, which increases the risk to your investment. As we scale from limited production of units deployed for technology validation to production for operational fleet validation to volume production and sales to support full fleet conversions, it is difficult, if not impossible, to forecast our future results. We have limited insight into trends that may emerge and affect our business. Moreover, we intend to derive a majority of our revenues initially from the sale or lease of our hydrogen fuel cell heavy commercial vehicles. In addition, we have engaged in limited marketing activities to date, so there can be no assurance that customers will embrace our commercial vehicles in significant numbers. The majority of our commercial vehicle deliveries in 2021 were made to customers in China where our average selling prices are substantially lower than in Europe and where we expect to recognize initial revenues upon collections, due in part to our lack of experience selling to our customers in China and contract payment terms which may extend over several years.

It is difficult to predict our future revenues or budget for our expenses. In the event that actual results differ from our estimates, or we adjust our estimates in future periods, our operating results and financial position could be materially affected. The projected results depend on the successful implementation of our management’s growth strategies and are based on assumptions and events over which we have only partial or no control. The assumptions underlying such projected information require the exercise of judgment, and the projections are subject to uncertainty because of economic, business, competitive, regulatory, legislative, political and other changes.

Increases in costs, disruption of supply or shortage of raw materials, could harm our business.

Disruptions in the supply chain, including those caused by the COVID-19 pandemic, may impact our ability to adequately source raw materials or components, including battery packs, semiconductors, and integrated circuits, as well as cabs and chassis from heavy vehicle OEMs. Certain production ready components such as displays may not arrive at our facilities in time to meet production planning, which could cause delays in validation and testing for these components, as well as the final assembly of certain of our vehicle orders. Our business also depends on sourcing hydrogen fuel cells and stacks from Horizon, which also could be impacted by supply chain challenges in procuring raw materials and components to manufacture fuel cells for us. Any such supply interruption could materially negatively impact our business, prospects, financial condition, and operating results. Additionally, we source many critical components referenced above from countries around the world, which may become subject to geopolitical impacts, trade and tariff policy changes, and other supply disruptions outside of our direct control.

We are also exposed to commodity price volatility as we use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), and cobalt. The prices and availability for these raw materials may fluctuate depending on market conditions and global demand, including as a result of geopolitical events and other events beyond our control, and could adversely affect our business and operating results.

As a result, substantial increases in the prices for our raw materials or components would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased FCEV prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices.

Complex software and technology systems will need to be developed, both in-house and in coordination with vendors and suppliers, for us to successfully produce our hydrogen-powered commercial vehicles and hydrogen fuel cell systems, and there can be no assurance that such systems will be successfully developed.

Our products will require a substantial amount of third-party and in-house software and complex hardware to operate. The development of such advanced technologies is inherently complex and costly, and we will need to coordinate with our vendors and suppliers to produce our hydrogen-powered commercial vehicles and hydrogen fuel cell systems. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. We may be unable to develop the necessary software and technology systems or meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance, useful life and warranty requirements we anticipate in our business plan and which our customers will demand. As a result, our business plan could be significantly impacted, and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects, and results of operations.

We are implementing engineering processes in our product development to help systematically ensure our product quality, design sign-off, and traceability of our product design information; however, there can be no guarantees about the success, timing or cost of these processes.

We are developing new technologies and know how related to key components in our vehicles. We may be unsuccessful in these efforts or in competing with new and existing component manufacturers.

We have begun investing in electrification technologies related to components in our vehicles and we plan to produce or assemble various key components of our vehicles that we presently source from third parties to help achieve increased quality assurance, reduced component costs, and reduced supply chain risks. We have limited experience in designing and producing these key components, and we may not be successful in developing or commercializing the technologies we develop. We may not be able to compete effectively with suppliers of these components that are better financed, have existing manufacturing operations, and have established products in the marketplace.

We have a limited number of current customers and pending orders, and there is no assurance that non-binding memoranda of understanding and letters of intent will be converted into orders or sales.

To date, we have engaged in limited marketing activities and currently have limited customer contracts. Our non-binding memoranda of understanding and letters of intent with potential customers do not represent assured sales and may not be converted into orders or sales. We cannot be assured that the counterparties to such memoranda of understanding and letters of intent have or will have the financial capacity to make such orders or that such counterparties’ demand for our products will remain. We have not received any deposits from the counterparties on certain of our orders, non-binding memoranda of understanding and letters of intent, and these counterparties have no obligation to make purchases. Further, these counterparties may not perform as expected and may therefore not have the means or market demand to convert the non-binding memoranda of understanding or letters of intent into orders. If these arrangements are terminated or we are unable to secure binding orders or long-term contracts for volume sales supporting full fleet conversions, our business, prospects, financial condition and operating results may be adversely affected.

Even if we were able to obtain orders, customers may limit their volume of purchases initially as they assess our commercial vehicles and hydrogen fuel cell systems and whether to make a broader transition to hydrogen-powered electric vehicle solutions. This may be a long process, which will depend on the safety, reliability, efficiency and quality of our products, as well as the support and service that we offer. It will also depend on factors outside of our control, such as general market conditions, government incentives and mandates for zero-emission vehicles, and broader trends in transportation, including fleet management, and availability and pricing of hydrogen, that could impact customer buying decisions. As a result, there is significant uncertainty regarding demand for our products and the pace and levels of growth that we will be able to achieve.

Regarding our focus on hydrogen production, distribution and refueling, while we have entered into various memoranda of understanding and letters of intent with partners to develop, build and operate hydrogen hubs and refueling centers, contract negotiations for these opportunities that could lead to revenue will, in our view, be very complex and require significant time and effort, and may ultimately not be successful.

Our sales efforts involve considerable time and expense, and our sales cycle is often long and unpredictable.

Our results of operations may fluctuate, in part, because of the intensive nature of our sales efforts and the length and unpredictability of our sales cycle. As part of our sales efforts, we invest considerable time and expense evaluating potential customers’ specific needs and necessary resources, such as access to hydrogen supply, and educating potential customers about the technical capabilities of our hydrogen-powered commercial vehicles and hydrogen fuel cell systems.
In addition, we have limited direct sales and business development personnel, and our sales efforts have historically depended on the significant involvement of our senior management team. Our sales cycle has been long and varies substantially from customer to customer. Our sales cycle often lasts nine months but can extend to a year or more for some customers. Some of our sales efforts have not resulted in orders and may in the future not result in orders. There can be no assurances that we will be successful in making a sale to a potential customer. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, our business, financial condition, and results of operations could be adversely affected.

Regarding our focus on hydrogen production, distribution and refueling business, the sales cycle for these opportunities is unproven and, in our view, will be very long.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, prospects, financial condition, and operating results.

We and our current and prospective customers may benefit from certain government subsidies and economic incentives that support the development and adoption of our vehicles. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies, or the incentives due to the perceived success of zero-emissions vehicles or other reasons, may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our FCEV vehicles specifically. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition, and operating results.

These incentives, which are available to us or our customers, include tax credits, rebates, and other incentives for alternative energy production, alternative fuel and electric vehicles, including GHG emissions credits under the EPA’s GHG Rule, CARB, and HVIP. While these benefits have been available in the past, there is no guarantee these programs will be available in the future. If these incentives and other benefits are not available, reduced or otherwise limited in the future, our financial position could be harmed.

We may expend substantial cost and managerial time in preparing bids and proposals for potential customers that use competitive bidding processes, and there is no assurance that we will win awards.

We expect to derive a substantial portion of our business through competitive bidding processes, both directly and through partnerships or other arrangements with the bidding party. Competitive bidding processes entail substantial costs and managerial time to prepare bids and proposals for contracts that may not be awarded to us or our bidding partners, or they may be split among competitors. Even if we or our partners are successful in obtaining an award, we or our partners may encounter bid protests from unsuccessful bidders on any specific award. Bid protests could result, among other things, in significant expenses, contract modifications, or even loss of the contract award. Even where a bid protest does not result in the loss of a contract award, the process for resolving the bid protest can extend the time until contract activity can begin and, as a result, delay the recognition of revenue. We or our bidding partners also may not be successful in efforts to protest or challenge any bids for contracts that were not awarded to us, and we would be required to incur significant time and expense in such efforts. All of the above could have a material adverse effect on our business, prospects, financial condition or operating results.

We operate our commercial mobility products business in the European market solely through our joint venture with Holthausen Clean Technology Investments B.V.

On October 30, 2020, we formed Hyzon Motors Europe B.V. (“Hyzon Europe”), a joint venture with Holthausen Clean Technology Investments B.V. (“Holthausen”), for the primary purpose of supplying hydrogen-powered trucks to the European Union and nearby markets such as the United Kingdom, Nordic countries, and Switzerland. We currently own 50.5% of the equity interests of Hyzon Europe. On December 31, 2021, we signed a non-binding Letter of Intent with Holthausen to purchase an increased equity interest in Hyzon Europe; the Letter of Intent provides that we intend to increase our total equity interest to 75% from 50.5%. Concurrent with the signing of this Letter of Intent, we provided a €1 million refundable deposit to Holthausen, approximately $1.1 million in USD.

Pursuant to the Joint Venture Agreement, by and among Hyzon, Holthausen and Hyzon Europe, neither Hyzon nor Holthausen may have an interest in, be engaged in, or be concerned with, or approach any person with a view to obtaining an interest or being engaged in or concerned with, any business involving the development or production of, or the trading in, any products developed, produced or traded by, or the provision of services developed or provided by Hyzon Europe or any of its subsidiaries, other than passive investments representing no more than 1% ownership in such business. As a result, we must develop, produce and sell hydrogen-powered trucks in Europe through the Hyzon Europe joint venture and are thereby limited in our ability to conduct certain operations in Europe outside of Hyzon Europe. If our arrangements with Hyzon Europe are considered unenforceable or otherwise impermissible by courts or other government bodies, we may also be subject to fines, liability or other sanctions by courts or other government bodies.

We may be unable to successfully produce our hydrogen-powered commercial vehicles or our hydrogen fuel cell systems in appropriate volumes, at competitive costs, or at all, which may adversely affect our business, prospects, financial condition and operating results.

We have not yet completed our MEA and PEM production facilities in Bolingbrook, Illinois. We are also in the process of establishing various component production and assembly operations in our Rochester facility. We are currently at small volume vehicle assembly in Groningen, Netherlands and have yet to commence series production. There is no assurance that we will be able to complete these facilities, or that we will be able to either manufacture our hydrogen fuel cell systems, components, or assemble our hydrogen-powered commercial vehicles at costs, volumes, and specifications acceptable to us. These facilities may also require permits for construction or operation, and we may not be able to obtain these permits on conditions acceptable to us. We currently rely on the supply of hydrogen fuel cell systems solely from Horizon, and plan to do so until our manufacturing facilities are operational; however, we will continue to rely on Horizon thereafter for supply of hydrogen fuel cell systems for deliveries in China or to meet demand that we cannot fulfil or to react to supply chain challenges that we may face in the U.S. We also rely on third parties to produce glider kits, chassis, and other commercial vehicle components, and, in the U.S., for the assembly of our hydrogen-powered commercial vehicles. To date, we have not secured supply agreements with all suppliers from which we must procure chassis, subassemblies and components to assemble our vehicles. For those suppliers from which we do purchase chassis, subassemblies and components, the worldwide supply chain crisis has had a material negative impact on our ability to procure these necessary in time—particularly in Europe, Australia, and the U.S.—to meet our product forecasts and product delivery obligations. In 2021, we experienced supply chain disruptions in Europe that prevented us from completing and shipping vehicles as planned, causing a material impact on our revenues and gross margins.

Our facilities and those of our suppliers, assemblers and other partners may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire, power outages, and geopolitical conflicts, or by health epidemics, such as the recent COVID-19 pandemic, and related governmental mandates and responses, which may render it difficult or impossible for us to produce our products for an undefined period of time. Any alternative suppliers and partners may either not exist or if they do exist may be unwilling or unable to supply us. The inability to produce our products or the backlog that may develop if our facilities or the facilities of our suppliers are rendered inoperable for even a short period of time may result in the loss of customers or harm to our reputation. Although we maintain insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

We, our partners and our suppliers may rely on complex machinery and equipment to produce our hydrogen-powered commercial vehicles and fuel cell systems, which involve a significant degree of risk and uncertainty in terms of operational performance and costs.

We, our partners and suppliers may rely on complex machinery and equipment for the manufacture, integration and assembly of our hydrogen-powered commercial vehicles and fuel cell systems. Such complex machinery and equipment may involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our facilities and those of our partners and suppliers will consist of large-scale facilities and machinery combining many components. These machines and their components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict, especially for a start-up like us, as well as for hydrogen production site operators with which we have or intend to have a relationship that may themselves have limited operating experience, and could be influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity, and natural disasters. Should any operational risk materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition or operating results.

Our future growth is dependent upon the willingness of customers in the commercial vehicle market, including but not limited to operators of commercial vehicle fleets and heavy-duty transport, to adopt hydrogen-powered and other zero-emission commercial vehicles, and our ability to produce, sell and service products that meet customers’ needs. If the market for hydrogen-powered solutions does not develop or develops slower than we expect, our business, prospects, financial condition and operating results will be adversely affected.

The market for hydrogen-powered commercial vehicles is relatively new and untested and is expected to experience rapidly changing technologies, intense price competition among numerous competitors, evolving government regulation and industry standards, government subsidies, and uncertain customer demands and behaviors. Hydrogen-powered vehicles may also face competition from other alternatives to fossil fuels, including electric vehicles, renewable natural gas, biodiesel, and others. Factors that may influence the adoption of our hydrogen-powered commercial vehicles include:

•the premium in the anticipated initial purchase prices of our commercial vehicles over those of comparable vehicles powered by ICE or other alternative energy sources, both including and excluding the effect of possible government and other subsidies and incentives designed to promote the purchase of vehicles powered by clean energy;

•the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating costs, including hydrogen supply, price, and maintenance costs;

•access to hydrogen supply and refueling stations locally and nationally, and related infrastructure costs;

•the availability and terms of financing options for our customers to purchase or lease our vehicles;

•the availability of tax and other governmental incentives to purchase and operate non-carbon emitting vehicles, and future regulations requiring increased use of non-carbon emitting vehicles;

•government regulations and economic incentives promoting or mandating fuel efficiency and alternate forms of energy;

•prices for hydrogen, diesel, natural gas, electricity and other sources of power for vehicles, and volatility in the cost of diesel or a prolonged period of low gasoline and natural gas costs that could decrease incentives to transition to vehicles powered by alternative energy sources;

•the cost and availability of other alternatives to diesel or natural gas fueled vehicles, such as electric vehicles;

•corporate sustainability initiatives and environmental, social and governance (“ESG”) policies;

•perceptions about hydrogen, safety, design, performance, reliability and cost, especially if adverse events or accidents occur that are linked to the quality or safety of hydrogen-powered vehicles, or the safety of production, transportation or use of hydrogen generally;

•the quality and availability of service for our commercial vehicles, including the availability of replacement parts;

•the ability of our customers to purchase adequate insurance for our vehicles; and
•macroeconomic factors.

If, in weighing these factors, our potential customers, including operators of commercial vehicle fleets or heavy-duty transport, determine that there is not a compelling business justification for purchasing hydrogen-powered commercial vehicles, particularly those that we will produce and sell, then the market for such vehicles may not develop as we expect or may develop more slowly than we expect, which would adversely affect our business, prospects, financial condition and operating results.

Demand for our hydrogen-powered commercial vehicles and hydrogen fuel cell systems will ultimately depend on demand from target customers, some of which operate in cyclical or regulated industries or industries impacted by supply chain challenges, which may in turn subject us to that cyclicality or regulatory uncertainty and result in volatility and uncertainty and in the demand for our products, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Decisions to purchase our hydrogen-powered electric commercial vehicles and hydrogen fuel cell systems will likely depend on the performance of the industries in which our target customers operate, and a decrease in demand for production or services from those industries will impact demand for our products. Demand in these industries is impacted by numerous factors, including global supply chain challenges, commodity prices, infrastructure spending, interest rates, consumer spending, fuel costs, energy demands, municipal spending, government subsidies and incentives, and commercial construction, among others. Increases or decreases in these variables may significantly impact the demand for our products. Additionally, some of our target customers have felt the impact of the COVID-19 pandemic, which has resulted in reduced demand for commercial vehicles and global supply chain disruptions. If we are unable to accurately predict demand, we may be unable to meet our customers’ needs, resulting in the loss of potential sales, or we may produce excess products, resulting in increased inventories and overcapacity in our contracted production facilities, increasing our unit production cost and decreasing our working capital and operating margins.

If there is inadequate availability of hydrogen or we fail to secure hydrogen supply at competitive prices or with a competitive emissions profile, our business will be materially and adversely affected. Additionally, we are reliant upon our hydrogen production and dispensing partners to build and operate production facilities, including potentially through Hyzon Zero Carbon, Inc.’s direct investments in those production plants. If our partners cannot deliver at the cost, schedule and operating performance anticipated, our business will be materially and adversely impacted.

Demand for our hydrogen-powered electric commercial vehicles and hydrogen fuel cell systems will depend in part on the availability of hydrogen infrastructure and the cost of hydrogen fuel. There is no assurance that hydrogen production will scale at the rate we anticipate or that the cost of hydrogen will become competitive with the cost of hydrocarbons or other hydrocarbon-alternatives as we project. Our commercial vehicles and vehicles powered by our hydrogen fuel cell systems require an adequate supply of hydrogen for refueling. Currently, hydrogen supply and refueling stations are not generally available. We expect to partner with third parties with the aim of providing hydrogen infrastructure and refueling stations to potential Hyzon customers. Some potential customers may choose not to purchase Hyzon products because of the risk of unavailability or cost of hydrogen supply. Additionally, while certain customers may consider hydrogen vehicles because of their sustainability profile, the sustainability profile of hydrogen depends on the hydrogen production process. “Gray” hydrogen, often produced by steam methane reformation, is currently the most common and cost-effective form of hydrogen production; however, this process results in significant GHG emissions. Other types of hydrogen, such as “green” hydrogen produced by clean energy-powered electrolysis, have a smaller emissions footprint but are less common and cost-effective. We may not be able to find suitable investments in hydrogen production, distribution, and refueling assets or secure a continuous supply of hydrogen at a satisfactory quantity and price that also meets customers’ emissions-reduction goals, which may cause some potential customers not to purchase Hyzon products. Additionally, Hyzon’s direct investments in hydrogen production plants and the related supply and sale of that hydrogen to customers is directly impacted by our partners’ ability to design, build, operate and maintain those co-invested production plants and refueling assets. Our partners may or may not deliver at the cost, schedule and operating performance anticipated, if at all. If we are unable to satisfactorily provide adequate access to hydrogen supply at cost structures that customers require, or which may require significant capital expenditures, our ability to generate customer loyalty, grow our business, and sell our products could be impaired.

Increased focus on sustainability or other ESG matters could impact our operations.

Our business requires customers and financial institutions to view our business and operations as having a positive ESG profile. Increasing attention to societal expectations regarding climate change, human rights, and other ESG topics may require us to make certain changes to our business operations to satisfy the expectations of customers and financial institutions. For example, we may be required to procure from or invest in companies in the business of producing and selling “green” hydrogen on terms that are not economical to meet customer expectations, which could adversely impact our financial results of operations. Similarly, we rely on a global supply chain. Managing that supply chain for ESG risks could require us to incur substantial costs and, if any risks are identified, incur further costs to remedy issues or locate alternative suppliers, which either may not exist or may be unwilling or unable to supply us. Additionally, our customers may be driven to purchase our vehicles due to their own sustainability or ESG commitments, which may entail holding their suppliers – including us – to ESG standards that go beyond compliance with laws and regulations or our ability or willingness to comply with such standards. Failure to maintain operations that align with such “beyond compliance” standards may cause potential customers to not do business with us or otherwise hurt demand for our products. These and other ESG concerns could adversely affect our business, prospects, financial condition and operating results.

Our business may be subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise while constructing or servicing hydrogen infrastructure or refueling stations for certain customers, and such risks may increase in the future as we expand the scope of such services.

We expect to construct and service, or invest in the construction and servicing, of hydrogen infrastructure and refueling stations at certain customer sites and elsewhere. We expect such construction and servicing at customer sites and elsewhere to be subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, accessibility requirements, safety, environmental protection and related matters, and to require various local and other governmental approvals and permits that may vary by jurisdiction. All of the above may cause delays or cost-overruns or prevent construction or servicing of hydrogen infrastructure and refueling stations. Meaningful delays or cost overruns, or the inability to construct or service hydrogen infrastructure or refueling stations at certain customer sites and elsewhere, could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we may undertake such construction or service through partners or contractors, which may require us, our partners, contractors, or customers to obtain licenses or permits, or require compliance with additional rules, working conditions and other union requirements, adding costs and complexity to a construction project. If we, our partners or contractors are unable to provide timely, thorough, and quality construction-related services, our customers could fall behind with their schedules leading to liability to us or cause customers to become dissatisfied with the hydrogen solutions we offer.

We depend upon key personnel and will need to hire and train additional personnel.

Our success depends on the continuing services of key employees. We believe the depth and quality of the experience of our management team in the hydrogen fuel cell and commercial vehicle industries is a key to our ability to be successful. The loss of any of these individuals could have a material adverse effect on our business, prospects, financial condition and operating results. Additionally, the success of our operations will largely depend upon our ability to successfully attract and retain competent and qualified key management personnel in the countries where we operate. As with any company with limited resources, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into profitability for us. The challenge will be exacerbated for us as we attempt to transition from limited production of units deployed for technology validation to production for operational fleet validation to, ultimately, volume production and sales to support full fleet conversions under the unforeseeable business conditions which continue to evolve as a result of the impact of COVID-19. In the event that our employees seek to join a labor union, higher employee costs and increased risk of work stoppages or strikes could result. We may also directly or indirectly depend upon other companies with unionized workforces, including suppliers, and work stoppages or strikes with respect to those companies could have a material adverse impact on our business, financial condition, or results. Our inability to attract and retain key personnel in a timely and cost-effective manner could have a material adverse effect on our business, prospects, financial condition and operating results.

We intend to hire additional personnel, including design and manufacturing personnel and service technicians, to support the manufacture, sale and service of our vehicles. Because our vehicles are based on a different technology platform than for traditional ICE vehicles, individuals with sufficient training in alternative fuel vehicles and FCEVs may not be available to hire, and we expect intense competition for employees with such skills and experience. Consequently, we may not be successful in attracting and retaining employees with such skills and experience, and as a result, our business, prospects, financial condition, and operating results could be materially adversely affected.

We currently face and will continue to face significant competition and many of our current and future competitors have or will have significantly more resources.

We face intense competition as we aim to replace existing commercial transportation solutions with our hydrogen-powered FCEVs and hydrogen fuel cell systems. We expect to face increasing competition both from current transportation options and improvements to current transport options as well as from new alternative energy solutions, including BEVs. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers generally use proven and widely accepted technologies such as ICE and batteries. Competitors are working on developing technologies in each of our targeted markets. Many of our current and potential future competitors have or will have greater financial, technical, manufacturing, marketing and other resources than we do. They may be able to deploy greater resources and more quickly to design, develop, manufacture, distribute, promote, sell, market and support their alternative transport programs. Additionally, our competitors may also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our products. If we do not compete effectively, our competitive positioning and operating results will be harmed. We expect competition in our industry to intensify from our existing and future competitors in the future in light of increased demand and regulatory push for vehicles powered by renewable energy sources.

Until we complete our hydrogen fuel cell production facilities, which may be delayed or not occur at all, we are dependent and expect to remain dependent on Horizon as a single source supplier of our hydrogen fuel cell systems, and the inability of Horizon to deliver such fuel cell systems at prices, volumes, and specifications acceptable to us could have a material adverse effect on our business, prospects, financial condition and operating results.

We currently rely and expect to rely until completion of our hydrogen fuel cell manufacturing facilities solely on Horizon as a single source supplier of our hydrogen fuel cell systems. Even if we complete our manufacturing facilities, we expect to continue to rely on Horizon for supply of hydrogen fuel cell systems for deliveries in China. Horizon may not be able to meet our product specifications and performance characteristics or our desired specifications, performance and pricing, which could impact our ability to achieve our product specifications, performance characteristics and target pricing as well. We may be unable to obtain hydrogen fuel cell systems from Horizon or alternative suppliers at prices, volumes, and specifications acceptable to us, which could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, our pricing arrangements with Horizon may be subject to challenge by tax authorities in the U.S., Singapore, China, the Netherlands or elsewhere, and if our transfer pricing is challenged, we may be subject to fines, liability, potential double taxation or other sanctions by government bodies and our business could be adversely affected. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for such single source inputs, we may be unable to do so in the short term (or at all) at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, prospects, financial condition and operating results.

We depend on third parties for the supply of components and the assembly of our hydrogen-powered commercial vehicles.

We depend on third party suppliers to provide components, including but not limited to glider kits and chassis, for our FCEVs. We also depend on third party assemblers to assemble our vehicles. To the extent that there are limitations on the availability of such components, either due to the unwillingness or inability of suppliers to produce and supply them to us or our assembly partners, or a change in governmental regulations or policies, we would need to develop capabilities in manufacturing such components or seek alternative suppliers, which may either not exist or if they do exist may be unwilling or unable to supply us. Either case could have a negative impact on our ability to sell our hydrogen-powered commercial vehicles at the prices, or achieve the margins, or in the timeframes that we anticipate.

Additionally, we depend on other partners to assemble vehicle components and our hydrogen fuel cell systems into our commercial vehicles in North America and may do so elsewhere as appropriate. Using a third-party for the integration, installation, and assembly of our commercial vehicles is subject to risks with respect to operations that are outside our control. We could experience delays if our partners do not meet agreed upon timelines or experience capacity constraints that make it impossible for us to fulfill purchase orders on time or at all. Our ability to build a premium brand could also be adversely affected by perceptions about the quality of our partners’ products. In addition, although we will oversee each step of the supply chain, including production, installation, and assembly, because we have no management control over, and therefore rely on, our partners to meet our quality standards, there can be no assurance that the final product will meet expected quality standards.

We may be unable to enter into new agreements or extend existing agreements with third-party suppliers and assemblers on terms and conditions acceptable to us and therefore may need to contract with other third parties or significantly add to our own manufacturing or assembly capacity. There can be no assurance that in such event we would be able to engage other third parties or establish or expand our own capabilities to meet our needs on acceptable terms or at all. The expense and time required to complete any transition, and to assure that our commercial vehicles assembled at facilities of new partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, prospects, financial condition and operating results.

We may not succeed in investing in hydrogen production, distribution and refueling operations critical to supplying our customers with hydrogen to operate our FCEVs either, at all or in part, and/or at the cost required to achieve total cost of ownership for potential Hyzon FCEV customers to drive their purchases of Hyzon FCEV trucks.

As a key component of our business model, we intend to invest in hydrogen production, distribution, and refueling centers. We may include the cost of hydrogen in the purchase price of our trucks. The availability of clean hydrogen at a cost competitive with diesel fuel with supporting hydrogen distribution and refueling infrastructure available in proximity of Hyzon customer fleets is vital to adoption of Hyzon FCEV trucks and the success of our business. There are many risks to our and other market participants’ ability to bring this required infrastructure and hydrogen supply online at the cost, timing, and availability required to support Hyzon’s fleet deployments. These risks include, but are not limited to, the possibility that Hyzon’s hydrogen production partners are unable to produce hydrogen at the quantity, quality, carbon intensity, and/or cost required, or that those production plants are delayed or not built at all, which could be caused by a number of factors including partner liquidity, construction market and execution risk, and quality of construction / installation. The availability and cost of hydrogen production feedstock such as solid waste, biomass, and natural gas / renewable natural gas is also a risk to sustainable hydrogen production for Hyzon fleets. Additionally, Hyzon’s ability to fund projects to establish the cost structure required for fleet total cost of ownership to drive FCEV truck purchases presents a risk that would be increased if other capital demands or cost increases to Hyzon absorb the capital allocated for hydrogen production investments. Finally, if an applicable Low Carbon Fuel Standard or other subsidy upon which the hydrogen production economics are dependent in the near-term are reduced, modified or eliminated, or Hyzon and its partners are unable to secure such subsidies, the hydrogen cost to fleets may not support conversion at the total cost of ownership realized.

As an example, the first such Raven SR hydrogen production hub is being built in Richmond, California. There is no guarantee that Raven SR, in conjunction with the site operator of this first hub, will be able to meet the development timeline with regard to the production hub or successfully produce hydrogen at scale. To the extent we are unable to produce or obtain the hydrogen or to obtain hydrogen at favorable prices for this or any other hub in which we invest, we may be unable to establish these production and distribution centers and severely limit our ability to sell our FCEVs or, if we are still able to establish these centers, we may be forced to sell hydrogen at a loss to maintain our commitments. We believe that this hydrogen incentive will be a significant driver for purchases of our FCEVs and therefore, the failure to identify and invest in these hydrogen centers in accordance with our expectations would materially adversely affect our business.

Trade policies, treaties and tariffs, and the present conflict between Russia and Ukraine could have a material adverse effect on our business.

We operate a global supply chain and depend on the availability of raw materials and components for our vehicles, including electrical components common in the semiconductor and commercial truck industries. Current uncertainty about the future relationship between the U.S. and certain countries, most significantly Russia and China, with respect to human rights, international affairs, environmental and trade policies, treaties, tariffs and taxes, may pose significant risks to our business.

The current U.S. presidential administration and U.S. Congress have made various changes to policies from past U.S. presidential administrations, and future changes could occur. Any such changes could have a material effect on global economic conditions and the stability of global financial markets, and could significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. These uncertainties include: (i) economic sanctions and embargos that could lead to major disruptions in markets for energy, goods and services; (ii) an increase in the inflation rate, making the prices of components and materials we purchase more expensive; (iii) the possibility of altering the existing tariffs or penalties on products manufactured outside the U.S., including the U.S. government’s 25% tariff on a range of products from China; (iv) the effects stemming from the removal of such previously imposed tariffs; (v) subsequent tariffs imposed by the U.S. on any other U.S. trading partner such as China and Russia; and (vi) potential tariffs imposed by trading partners on U.S. goods. Any of the foregoing actions could increase our costs, which could have a material negative impact on our business.

We cannot predict whether, and to what extent, there may be changes to international trade agreements or whether quotas, duties, tariffs, exchange controls or other restrictions on our products will be changed or imposed. Additionally, an open conflict or war across any region such as that presently being conducted by Russia against the people of Ukraine could affect our ability to obtain raw materials. The current military conflict between Russia and Ukraine, and related sanctions, export controls or other actions that may be initiated by private companies, and institutions, as well as nations including the U.S., the European Union or Russia, could adversely affect our business and/or our supply chain or our business partners or customers in other countries beyond Russia and Ukraine. Although we currently maintain alternative sources for raw materials, if we are unable to source our products from the countries where we wish to purchase them, either because of the occurrence or threat of wars or other conflicts, regulatory changes or for any other reason, or if the cost of doing so increases, it could have a material adverse effect on our business, financial condition and results of operations. disruptions in the supply of raw materials and components could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices to obtain these raw materials or components from other sources, which could have a material adverse effect on our business and our results of operations.

We depend upon our relationship with our shareholder Horizon and Horizon’s subsidiaries, including in respect of the Horizon Supply Agreement and the Horizon IP Agreement.

Hyzon is currently majority owned by Singapore incorporated Hymas Pte Ltd (“Hymas”), which is majority but indirectly controlled by Horizon. We depend on agreements entered into with Horizon’s subsidiaries, including those for supply of hydrogen fuel cell systems and for joint ownership and licenses of certain intellectual property. Such intellectual property may be difficult to enforce if Horizon’s subsidiaries refuse to join in our enforcement actions, and the nature of our rights in such intellectual property may restrict us from expanding our business with additional product lines and commercialization opportunities.

Additionally, although we have endeavored to enter into agreements with Horizon and its affiliates on market terms, including the Intellectual Property Agreement (the “Horizon IP Agreement”), dated January 12, 2021, between Jiangsu Qingneng New Energy Technologies Co., Ltd. and Shanghai Qingneng Horizon New Energy Ltd. (together, “JS Horizon”) and Hyzon, and the Framework Supply Contract Template (the “Horizon Supply Agreement”), dated January 7, 2021, between Jiangsu Qingneng New Energy Technologies Co. Ltd. and Hyzon, our agreements with Horizon and its affiliates may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties. If such arrangements are considered unenforceable or otherwise impermissible, we may be subject to fines, liability, tax penalties or sanctions by courts or other government bodies. Please see the section entitled “Business – Key Agreements” and “Business – Intellectual Property” of the Original Filing for additional information concerning our agreements with Horizon and its affiliates.

Additionally, our relationship with Horizon may be interrupted or deteriorate, and Horizon or its subsidiaries may delay performance of or breach obligations to us under such arrangements, which could materially adversely affect our business, prospects, financial condition and operating results. Under the Horizon IP Agreement, JS Horizon assigned to Hyzon a joint ownership interest in certain intellectual property rights owned by JS Horizon relating to fuel cell technologies and mobility products, and each of Hyzon and JS Horizon granted to the other exclusive rights to use such jointly owned intellectual property rights within such other party’s field of use, as well as certain rights in improvements made in the future with respect thereto. Our field of use under the Horizon IP Agreement includes the manufacture, commercialization and other exploitation of mobility products throughout the world, as well as fuel cells designed for use in mobility products commercialized outside of identified countries in Asia, Africa, and South America. JS Horizon’s field of use under the Horizon IP Agreement includes the manufacture, commercialization and other exploitation throughout the world of fuel cells not designed for use in mobility products, as well as fuel cells designed for use in mobility products commercialized within identified countries in Asia, Africa, and South America. Any of the above could materially adversely affect our business, prospects, financial condition and operating results.

We may be unable to expand on our intellectual property portfolio or otherwise develop the technology needed to operate our business.

A portion of the intellectual property that we own was assigned to us by JS Horizon pursuant to the Horizon IP Agreement. Some of the technology based on this intellectual property is in the early stages of development and it is possible that we will be unable to successfully build on the portfolio of intellectual property that was assigned to us by JS Horizon. Our ability to refine and grow our portfolio of intellectual property and technology depends on many factors, including our ability to attract and retain a skilled technical workforce and our ability to devote sufficient resources to research and development efforts. Our failure to continue development of our intellectual property and technology portfolio could materially adversely affect our business, prospects, financial condition and operating results.

Certain of our directors, officers, and employees are now affiliated with Horizon, which is engaged in business activities similar to ours, and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

We intend to produce hydrogen-powered commercial vehicles and hydrogen fuel cell systems. Horizon engages in a similar business and may compete for the sale of hydrogen fuel cell systems in certain territories with us.

Certain of our directors, officers, employees, contractors and consultants are affiliated with Horizon. In particular, George Gu, the Executive Chairman of our Board, also serves as the Chairman of the Board of Horizon. Craig Knight and Viktor Meng also serve on both our Board and the Board of Horizon. In addition, certain directors, officers, employees, contractors, and consultants hold or will hold stock in both Hyzon and Horizon and its affiliates. Further, by virtue of its control of Hymas, Horizon currently has control over a majority of Hyzon’s voting stock. As a result, our directors, officers, and employees could have conflicts of interest, including in respect of our contractual relationships with Horizon, and decisions of whether to present business opportunities to us or to Horizon. These conflicts may not be resolved in our favor, which may result in the terms of our contractual relationships with Horizon or its subsidiaries being not as advantageous to us as they would be absent any conflicts of interest, management spending less time on our business than they would absent any conflicts of interest, or potential business opportunities being presented to Horizon instead of us. We have adopted our Related Party Transactions and Code of Business Conduct Ethics Policies which apply to certain related person transactions and can be found on the investor relations page of our website at www.hyzonmotors.com. These policies are subject to the review by our Board and Audit Committee. We have included our reference to our website address only as an inactive textual reference and do not intend it to be an active link to our website.

We face risks related to health epidemics, including the ongoing COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

Our business and results of operations have been and are expected to continue to be adversely affected by the COVID-19 pandemic and related governmental responses, which have caused a material adverse effect on the level of economic activity around the world, including in the markets we serve. The governmental responses being implemented to contain the outbreak of COVID-19 or its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which have changed frequently and have varied between across U.S. states and localities and many countries, have limited and may limit in the future our ability to meet with potential customers or affect the ability of our personnel, suppliers, and partners to operate in the ordinary course. While national and local governments in locations in which we and our key suppliers operate have recently begun to relax restrictions on business operations, the global outlook continues to remain uncertain due to a variety of factors including the Omicron variant and the potential emergence of additional variants, supply chain disruptions, labor shortages and inflation, and the impacts of the COVID-19 pandemic may continue even after the outbreak has subsided and containment measures are lifted. Additionally, the imposition of workplace vaccine mandates or testing requirements may adversely affect our ability to attract or retain talent. The extent to which the COVID-19 pandemic impacts us will depend on future developments, including the emergence of new variants, the adoption and effectiveness of vaccines, the availability and effectiveness of treatments and the possible imposition of further containment measures, which are highly uncertain and cannot be predicted. If the financial markets or the overall economy are impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected.

We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements, affect our ability to record, process, and report financial information accurately, impair our ability to prepare financial statements, negatively affect our relationships with suppliers and customers, negatively affect investor confidence, cause reputational harm, and have other adverse consequences. Additionally, failure to timely implement and maintain adequate financial, information technology and management processes, controls and procedures could result in further material weaknesses which could lead to errors in our financial reporting and adversely affect our business.

We are subject to the SEC’s internal control over financial reporting requirements and may become subject to the auditor attestation requirements as of the end of the 2022 fiscal year. Prior to the Business Combination, we were a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses. As a result, previously existing internal controls are no longer applicable or comprehensive enough as of December 31, 2021, as our operations prior to the Business Combination were insignificant compared to those of the consolidated entity post-Business Combination. The design of internal control over financial reporting for our business post-Business Combination has required and will continue to require significant time and resources from management and other personnel.

Effective internal controls are necessary for us to provide reliable and accurate financial reporting and financial statements for external purposes in accordance with generally accepted accounting principles. A failure to maintain effective internal control processes could lead to violations, unintentional or otherwise, of laws and regulations. As disclosed in the Explanatory Note and Part II, Item 9A “Controls and Procedures,” the Company has determined that there were material weaknesses in its internal control over financial reporting at the time of the preparation of its financial statements for the year ended December 31, 2021. As a result, the Company concluded that its internal control over financial reporting continued to be ineffective as of December 31, 2021. The Company is implementing remedial measures to address the material weaknesses and, while there can be no assurance that the efforts will be successful, the Company plans to remediate the material weaknesses as expeditiously as possible. If the Company is unable to remediate the material weaknesses, or is otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, its ability to record, process, and report financial information accurately, and to prepare financial statements within required time periods, is expected to be adversely affected. Litigation, government investigations, or regulatory enforcement actions arising out of such failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our reputation, financial condition, and operating results. The material weaknesses, remediation efforts, and any related litigation or regulatory inquiries will require management attention and resources, and could result in unanticipated cost which could negatively affect our relationships with suppliers and customers, and may also negatively affect investor confidence in the Company’s financial statements, cause it reputational harm, and raise other risks to its operations. In addition, the costs and other effects of defending litigation or addressing regulatory enforcement actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

Our private placement warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

We classify our private placement warrants as derivative liabilities measured at fair value, with changes in fair value reported in our Consolidated Statements of Operations and Comprehensive Loss for each reporting period. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our private placement warrants each reporting period and that the amount of such gains or losses could be material.

There are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm our business may occur and not be detected.

Our management does not expect that our internal and disclosure controls will prevent all possible errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, an evaluation of controls can only provide reasonable assurance that all material control issues and instances of fraud, if any, in Hyzon have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons or by collusion of two or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. A failure of our controls and procedures to detect error or fraud could seriously harm our business and results of operations.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, or from individuals within our organization, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early-stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents or thefts of our trade secrets or other proprietary and confidential information consistent with applicable laws and regulations protecting individual privacy rights. Such privacy laws and regulations can and do impose potentially significant fines and penalties for not adequately protecting individuals’ personal information, as well as subject us to potential litigation. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and results of operations, lead to financial loss, and subject us to substantial and costly litigation.

We may face legal challenges and other resistance attempting to sell our vehicles which could materially adversely affect our sales and costs.

To date, our sales of our FCEVs have been made directly to our customers. In the U.S., we have not yet sold FCEVs. Our FCEV sales plan in the U.S. includes both direct sales to end customers, as well as sales through dealers and distributors. In the U.S., most states require a license to sell motor vehicles (including commercial vehicles like ours) within the state. Some states prohibit manufacturers from selling motor vehicles directly to customers. In other states, manufacturers must operate a physical dealership within the state to deliver vehicles to customers. Individual state law may dictate our available sales path to market. We may not be able to sell directly to customers in each state. We may also be unsuccessful in attracting dealers and distributors to carry our brand, which could pose not only sales risk but also limit our ability to service and support our customers.

We are currently not registered as a dealer in any state. In states where we may seek to sell vehicles directly to customers, there is uncertainty as to whether, as a manufacturer, we will be able to sell and deliver vehicles directly to customers, as well as service those vehicles. For customers residing in states where we will not be allowed to sell or deliver vehicles, we may have to arrange alternate methods of delivery of vehicles. These methods may include delivering vehicles to adjacent or nearby states in which we are allowed to directly sell and ship vehicles and arranging for the customer to transport the vehicles to their home states. These workarounds could add significant complexity to our business model and could materially adversely affect our sales and profitability. For more information see the risk factors described in the section entitled “Risks Related to Litigation and Regulation” of the Original Filing.

We do not currently have any leasing arrangements finalized to offer our customers financing, but we may offer a bundled lease option or other alternative structure to customers which would expose us to credit risk.

We currently do not have in place a relationship with a third party lessor to provide lease financing to our customers. While we currently intend to offer bundled leasing of our vehicles or other financing structures to potential customers through a third-party financing partner, we have no assurance that a third-party financing partner will be able or willing to provide the leasing services on terms acceptable to us and end customers, or to provide financing at all. Furthermore, offering leasing to customers may expose us to risks commonly associated with the extension of credit. Credit risk is the potential loss that may arise from any failure in the ability or willingness of the customer to fulfil its contractual obligations – including payment – when they fall due. The longer we may finance customers, the more working capital we will consume. Competitive pressure and challenging markets may increase credit risk through leases to financially weak customers, extended payment terms and leases into new and immature markets. This could have a material adverse effect on our business, prospects, financial results, cash flows and results of operations.

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our alternative fuel and electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or may require repair. We currently have no frame of reference to evaluate the performance of our vehicles upon which our business prospects depend. For example, our vehicles will use a substantial amount of software to operate which will require modification and updates over the life of the vehicle. Software products are inherently complex and often contain defects and errors when first introduced. We have limited experience in writing such software.
There can be no assurance that we will be able to detect and fix any defects in our vehicles’ hardware or software prior to commencing customer sales or post sale. We may experience recalls in the future, which could adversely affect our brand in our target markets and could adversely affect our business, prospects, and results of operations. Our vehicles may not perform consistent with our warranty, customers’ expectations or consistent with other vehicles which may become available. Any product defects or any other failure of our trucks to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results, and prospects

We have limited experience servicing our vehicles. If we are unable to address the service requirements of our customers, our business will be materially and adversely affected.

Because we have had limited production and sales of our vehicles, we have little-to-no experience servicing or repairing our vehicles. Servicing alternative fuel and electric vehicles is different than servicing vehicles with ICE and requires specialized skills, including high voltage training and servicing techniques. We may decide to partner with a third party to perform some or all of the maintenance on our trucks, and there can be no assurance that we will be able to enter into an acceptable arrangement with any such third-party provider. Even if we do enter into contractual arrangements with third party service or repair providers, there is no assurance that such providers will have the skills, knowledge, and experience necessary to service our vehicles. If we cannot satisfactorily service or repair our vehicles as determined by our customers (many of whom will rely on our vehicle for mission critical operations), our customers, our business and prospects will be materially and adversely affected.

In addition, the motor vehicle industry laws in many states require that service facilities be available to service vehicles physically sold from locations in the state. While we anticipate developing a service program that would satisfy regulators in these circumstances, the specifics of our service program are still in development and may need to be restructured to comply with state law, which may impact our business, financial condition, operating results, and prospects.

Insufficient warranty reserves to cover future warranty claims could materially adversely affect our business, prospects, financial condition, and operating results.

We will maintain warranty reserves to cover warranty-related claims associated with our vehicles. We will be liable for warranty claims for our vehicle because the work we perform on vehicles we purchase from OEMs to retrofit them with our fuel cell propulsion systems and other components generally will void OEM warranties. If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition, and operating results could be materially and adversely affected. We may become subject to significant and unexpected warranty expenses. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims

Any unauthorized control or manipulation of our vehicles’ systems could result in loss of confidence in us and our vehicles and harm our business.

Our vehicles contain or are planned to contain complex information technology systems such as telematics and built-in data connectivity to accept and install periodic remote “over-the-air” updates to improve or update functionality. We or our technology vendors have designed, implemented, and tested security measures intended to prevent unauthorized access to our information technology networks, our trucks and related systems. However, hackers may attempt to gain unauthorized access to modify, alter, and use such networks, vehicles, and systems to gain control of or to change our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicle. Future vulnerabilities could be identified and our efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of our vehicles or their systems, or any loss of customer data, could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, systems, or data, as well as other factors that may result in the perception that our vehicles, systems, or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, financial condition, and operating results.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We plan to outfit our trucks with in-vehicle services and functionality, or “telematics” that utilize data connectivity to monitor performance and timely capture opportunities for cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems, which we have yet to develop. Our systems and those of any providers we may work with will be vulnerable to damage or interruption from, among others, fire, terrorist attacks, hackers, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Data centers where we store our electronic data could also be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of our systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our trucks are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our business or the failure of our systems.

Unfavorable publicity, including related to adverse financial reports, regulatory investigations or litigation, or a failure to respond effectively to adverse publicity, could harm our reputation and adversely affect our business.

As an early stage, publicly traded company, maintaining and enhancing our brand and reputation is critical to our ability to attract and retain employees, partners, customers, and investors, and to mitigate legislative or regulatory scrutiny, litigation, and government investigations.

Negative publicity has adversely affected our brand and reputation and our stock price. Negative publicity may result from allegations of fraud, improper business practices, employee misconduct, unfair employment practices, information technology breaches or failures or any other matters that could give rise to litigation and/or governmental investigations. Adverse publicity and its effect on overall public perceptions of our brand, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.

On September 28, 2021, Blue Orca Capital issued a report indicating that it had taken a short position in the Company’s stock and making various allegations about the Company’s business, including allegations about the nature and viability of the Company’s potential customers, the accuracy of the Company’s disclosures and the Company’s financial projections. Following that report, the Company and certain of its officers and directors were named in various putative class action securities lawsuits, and the Company’s directors and certain former directors of DCRB also were named in separate shareholder derivative lawsuits. On January 12, 2022, the Company announced that it had received a subpoena from the SEC for production of documents and information, including documents and information related to the allegations made in the report issued by Blue Orca Capital, and that the Company was cooperating with the SEC. Because of these events, certain of the Company’s potential suppliers and partners indicated that they were suspending negotiations with us concerning supplying us with key components necessary to produce our vehicles. The Company has strongly rejected Blue Orca’s claims, and will aggressively defend against the resulting litigation. The negative publicity stemming from this article has adversely affected our brand and reputation as well as our stock price which makes it more difficult for us to attract and retain employees, partners and customers, reduces confidence in our products and services, harms investor confidence and the market price of our securities, invites legislative and regulatory scrutiny, and has resulted in litigation and governmental investigations As a result, customers, potential customers, partners and potential partners have failed to award us additional business or cancelled or sought to cancel existing contracts or otherwise, directed or may direct future business to our competitors, and may in the future take similar actions, and investors may invest in our competitors instead of us. See Legal Proceedings in Note 15. Commitments and Contingencies, to our consolidated financial statements included elsewhere in this amended Annual Report on Form 10-K/A and incorporated herein by reference.

The successful rehabilitation of our brand will depend largely on regaining and maintaining a good reputation, meeting our vehicle commercialization schedules, satisfying the requirements of customers, meeting our fueling commitments under our future bundled lease arrangements or other customer arrangements, maintaining a high quality of service under our future bundled lease arrangements, improving our compliance programs, and continuing our marketing and public relations efforts. We’ve incurred expenses related to our brand promotion, reputation building, and media strategies and our efforts may not be successful. We anticipate that other competitors and potential competitors will expand their offerings, which will make maintaining and enhancing our reputation and brand increasingly more difficult and expensive. If we fail to successfully rehabilitate our brand in the current or future competitive environment or if events similar to the negative publicity occur in the future, our brand and reputation would be further damaged and our business may suffer.

Although we maintain insurance for the disruption of our business and director and officer liability insurance, these insurance policies may not be sufficient to cover all our potential losses and may not continue to be available to us on acceptable terms, if at all.

Concentration of ownership among our majority shareholder, executive officers and directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of December 31, 2021, Hymas PTE Ltd, a subsidiary of Horizon Fuel Cell Technology PTE Ltd. beneficially owns, directly or indirectly, approximately 62.8% of our outstanding common stock, and our directors and executive officers as a group beneficially own approximately 6.6% of our outstanding common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our second amended and restated certificate of incorporation, or our Certificate of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Risks Related to Intellectual Property

We may need to defend ourselves against patent, copyright, trademark, trade secret or other intellectual property infringement or misappropriation claims, which may be time-consuming and cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may own or obtain patents, copyrights, trademarks, trade secrets or other intellectual property or proprietary rights (collectively, “IP”) that would prevent or limit our ability to manufacture or sell our hydrogen-powered commercial vehicles or hydrogen fuel cell systems, which could make it more difficult for us to operate our business. We may receive inquiries from IP owners inquiring whether we infringed upon or misappropriated their proprietary rights. Companies owning IP, including those relating to hydrogen-powered mobility products or hydrogen fuel cell technologies, may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third party’s IP, we may be required to do one or more of the following:

•cease development, sales or use of our products that incorporate or are covered by the asserted IP;

•pay substantial damages, including through indemnification obligations;

•obtain a license from the owner of the asserted IP, which license may not be available on reasonable terms or at all; or

•redesign one or more aspects of our hydrogen-powered commercial vehicles or hydrogen fuel cell systems.

A successful claim of infringement or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Any legal proceedings or claims, whether valid or invalid, could result in substantial costs and diversion of resources.

Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

Our success depends on our ability to protect our IP, and the failure to adequately protect or enforce our IP could result in our competitors offering products similar to ours, which would adversely affect our business, prospects, financial condition and operating results. We will rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses, and other contractual rights to establish and protect our rights in our technology. The measures we take to protect our IP from infringement or misappropriation by others may not be effective for various reasons, including the following:

•any patent applications we submit or currently have pending may not result in the issuance of patents;

•the scope of our issued patents, including our patent claims, may not be broad enough to protect our proprietary rights;

•our issued patents may be challenged or invalidated;

•our employees, customers or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;

•we fail or are determined by a court of competent jurisdiction to have failed to make reasonable efforts to protect our trade secrets;

•third parties may independently develop technologies that are the same or similar to ours;

•we may not be successful in enforcing our IP portfolio against third parties who are infringing or misappropriating such IP, for a number of reasons, including substantive and procedural legal impediments;

•our trademarks may not be valid or enforceable, and our efforts to police unauthorized use of our trademarks may be deemed insufficient to satisfy legal requirements throughout the world;

•the costs associated with enforcing patents, confidentiality and invention agreements or other IP may make enforcement impracticable; and
•current and future competitors may circumvent or design around our IP.

Additionally, IP laws vary throughout the world. Some foreign countries do not protect IP to the same extent as do the laws of the U.S. Further, policing the unauthorized use of our IP in foreign jurisdictions may be difficult. Therefore, our IP may not be as strong and expansive, or as easily enforced, outside of the U.S.

Our patent applications may not issue or if issued, may not provide sufficient protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter for which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has invented or filed a patent application with respect to the same subject matter as we have, we may not be entitled to the protection sought by our applicable patent applications. We also cannot be certain that all the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection provided by issued patent claims is often difficult to determine. Although we have filed and may continue to file provisional patent applications with the U.S. Patent and Trademark Office, we may not file a non-provisional patent application within the required one-year time period, if at all, and that even if we do file a non-provisional application, there is no guarantee that a non-provisional patent will be issued. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, even if all our patent claims are allowed and cover their intended scope, our competitors may circumvent or design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results.

Risks Related to the Hydrogen Fuel Cell Industry

Our hydrogen vehicles compete for market share with vehicles powered by other technologies that may prove to be more attractive to customers. Decreases in the price of gasoline and natural gas and the availability of alternative powered vehicles could delay or prevent transition to hydrogen vehicles.

Our hydrogen vehicles compete for market share with vehicles fueled by alternative energy sources. If alternative energy powered vehicles are available and the prices of alternative sources are lower than energy sources used by our products, offer greater efficiencies, greater reliability or otherwise benefit from other factors resulting in overall lower total cost of ownership, this could decrease incentives to transition to hydrogen vehicles, adversely impact sales of our products and affect the commercial success of our vehicles or make our vehicles uncompetitive or obsolete. Fuel prices, including volatility in the cost of diesel or a prolonged period of low gasoline and natural gas costs, could decrease incentives to transition to hydrogen vehicles. Moreover, there is no guarantee that commercial customers will prefer hydrogen vehicles over other zero-emissions or near-zero-emissions vehicles, such as electric vehicles; to the extent that other zero-emissions or near-zero-emissions vehicles have lower total costs of ownership or better sustainability profiles, it may adversely impact sales of our products or the commercial success of our vehicles.

Developments in alternative technology improvements in the ICE may adversely affect the demand for our trucks.

Developments in alternative technologies such as advanced diesel, ethanol, or compressed natural gas, or improvements in the fuel economy of the ICE, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Other fuels or sources of energy may emerge as customers’ preferred alternative to hydrogen-based solutions. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced FCEVs, which could result in the loss of competitiveness of our vehicles, decreased revenue, and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies change, we will be forced to upgrade or adapt our vehicles and increase investment in R&D.

Our products use flammable fuels, and some generate high voltages, which could subject our business to product safety, product liability, other claims, product recalls, or negative publicity.

High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel. Any accidents involving or linked to, defects in design or manufacturing of, or any negative publicity surrounding hydrogen-powered vehicles, including those produced by us, or the production, transportation or use of hydrogen generally could materially impede our business. If any of our products are or are alleged to be defective in design or manufacturing or experience other failures, including with respect to the safety of hydrogen or the efficiency and performance of hydrogen fuel cells, we may be compelled to undertake product recalls or take other actions, which could adversely affect our business, prospects, operating results, reputation and financial condition. Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results. In addition, we may be held responsible for damages beyond the scope of our insurance coverage.

Risks Related to Litigation and Regulation

We operate in a highly regulated industry. The failure to comply with laws or regulations could subject us to significant regulatory risk, and changing laws and regulations and changing enforcement policies and priorities could adversely affect our business, prospects, financial condition and operating results.

The motor vehicle manufacturing and hydrogen industries in general are highly regulated in most countries, and if we fail to comply with national, federal, state and local laws, rules, regulations and guidance, including those related to hydrogen-powered vehicle safety and direct sales to customers as well as hydrogen production, storage and transportation, our business could be adversely affected. We will be subject to licensing and operational requirements that could result in substantial compliance costs, and our business would be adversely affected if our licenses are impaired. Litigation, regulatory actions and compliance issues, including in respect of antitrust and competition laws as applied to our relationships with Horizon and Hyzon Europe, could subject us to revocation of licenses, significant fines, penalties, judgments, remediation costs, negative publicity and reputational harm, and requirements resulting in increased expenses. Our operations and products are also subject to numerous stringent environmental laws and regulations, including those governing the generation, use, handling, storage, disposal, and transport of hazardous substances and wastes. These laws may require us or others in our value chain to obtain permits and comply with various restrictions and obligations that may have material effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely impact our business. In addition, laws, regulations and rules relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities. The ongoing costs of complying with such laws, regulations and rules could be significant.

Additionally, all of these laws and regulations may be subject to change or changes in enforcement policies or priorities, including from changes that may result from changes in the political landscape and changing technologies. Future legislation and regulations, changes to existing laws and regulations, or interpretations thereof, or changes in enforcement policies or priorities, could require significant management attention and cause additional expenditures, restrictions, and delays in connection with our operations as well as other future projects.

We depend on global customers and suppliers, and adverse changes in governmental policy or trade regimes could significantly impact the competitiveness of our products.

We source components from suppliers and sells our products around the world, including sourcing hydrogen fuel cell systems from Horizon in China. There is significant uncertainty about the future relationship between the U.S. and various other countries, particularly China, with respect to trade policies, treaties, government regulations, tariffs, customs regulations, price or exchange controls, or preferences in foreign nations of domestically manufactured products. Changes in such government policy, including any changes to existing trade agreements, international trade relations between countries in which we or our suppliers or partners have business operations or our target markets, regulatory requirements, or the availability of tax and other governmental incentives, including those promoting fuel efficiency and alternate forms of energy, may have an adverse effect on us. A trade war, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development or investment in the territories and countries where we sell our products, source our supplies or currently operate or may in the future operate, and any resulting negative sentiments towards the U.S. as a result of such changes, may have an adverse effect on our business, financial condition or results of operations.

We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.

We are subject to, and may become a party to, a variety of litigation, other claims, suits, regulatory actions and government investigations and inquiries. For example, between September 30, 2021 and November 15, 2021, three related putative securities class action lawsuits were filed in the U.S. District Court for the Western District of New York against the Company, certain of the Company’s current officers and directors and certain officers and directors of DCRB: (Kauffmann v. Hyzon Motors Inc., et al. (No. 21-cv-06612-CJS), Brennan v. Hyzon Motors Inc., et al. (No. 21-cv-06636-CJS), and Miller v. Hyzon Motors Inc. et al. (No. 21-cv-06695-CJS)), asserting violations of federal securities laws. The complaints generally allege that the Company and individual defendants made materially false and misleading statements relating to the nature of the Company’s customer contracts, vehicle orders, and sales and earnings projections, based on allegations in a report released on September 28, 2021, by Blue Orca Capital, an investment firm that indicated that it held a short position in our stock and which has made numerous allegations about the Company. These lawsuits have been consolidated under the caption In re Hyzon Motors Inc. Securities Litigation (Case No. 6:21-cv-06612-CJS-MWP), and on March 21, 2022, the court-appointed lead plaintiff filed a consolidated amended complaint seeking monetary damages.

Between December 16, 2021 and January 14, 2022, three related shareholder derivative lawsuits were filed in the U.S. District Court for the Western District of New York: (Lee v. Anderson et al. (No. 21-cv-06744-CJS); Révész v. Anderson et al. (No. 22-cv-06012-CJS); and Shorab v. Anderson et al. (No. 22-cv-06023-CJS)). On February 2, 2022, a similar shareholder derivative lawsuit was filed in the U.S. District Court for the District of Delaware (Yellets v. Gu et al. (No. 22-cv-00156), and on February 3, 2022, another similar shareholder derivative lawsuit was filed in the Supreme Court of the State of New York, Kings County (Ruddiman v. Anderson et al. (No. 503402/2022)). These lawsuits name as defendants the Company’s current directors and certain former directors of DCRB, along with the Company as a nominal defendant, and generally allege that the individual defendants breached their fiduciary duties by making or failing to prevent the misrepresentations alleged in the consolidated securities class action, and assert claims for violations of federal securities laws, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets. These lawsuits generally seek equitable relief and monetary damages.

On March 18, 2022, a putative class action complaint, Malork v. Anderson et al. (C.A. No. 2022-0260-KSJM), was filed in the Delaware Court of Chancery against certain officers and directors of DCRB, DCRB’s sponsor, and certain investors in DCRB’s sponsor, alleging that the director defendants and controlling shareholders of DCRB’s sponsor breached their fiduciary duties in connection with the merger between DCRB and Legacy Hyzon. The complaint seeks equitable relief and monetary damages.

Between January 26, 2022 and March 28, 2022, Hyzon received four demands for books and records pursuant to Section 220 of the Delaware General Corporation Law from stockholders who state they are investigating whether to file similar derivative or stockholder lawsuits, among other purposes. The proceedings are subject to uncertainties inherent in the litigation process. We cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.

On January 12, 2022, the Company announced that it had received a subpoena from the SEC for production of documents and information, including documents and information related to the allegations made in the September 28, 2021 report issued by Blue Orca Capital. The Company is cooperating with the SEC.

The outcome of litigation and other legal proceedings, including the other claims described under Legal Proceedings in Note 15. Commitments and Contingencies, to our consolidated financial statements included elsewhere in this amended Annual Report on Form 10-K/A and incorporated herein by reference, are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages or injunctive relief against us. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future.

We are subject to data privacy and security laws, regulations, standards, policies, and contractual obligations that may extend to our vehicles, and any actual or perceived failure to comply with such obligations could harm our reputation and brand, subject us to significant fines and liabilities, or otherwise affect our business.

In the course of our operations, we may collect, use, store, disclose, transfer and otherwise process personal information from our customers employees and third parties with whom we conduct business, including names, accounts, user IDs and passwords, and payment or transaction related information. Additionally, we intend to use our vehicles’ electronic systems to log information about each vehicle’s use to aid us in vehicle diagnostics, repair and maintenance. Our customers may object to our use of this data, which may increase our vehicle maintenance costs and harm our business prospects. Furthermore, possession and use of our customers’ information in conducting our business may subject us to legislative and regulatory burdens in the U.S., the European Union, Australia, China, and other countries that could require notification of data breaches, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. Non-compliance or a major breach of our network security and systems could have serious negative consequences for our business and future prospects, including both civil and criminal liability, possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand. We are subject to or affected by a number of federal, state, local and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and other third parties with whom we conduct business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. The European Union adopted the General Data Protection Regulation, or GDPR, which became effective in May 2018, and California adopted the California Consumer Privacy Act of 2018, or CCPA, which became effective in January 2020; both impose additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is collected. Compliance with existing, proposed and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the GDPR and CCPA) can be costly, and any failure to comply with these regulatory standards could subject us to legal and reputational risks.

The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California consumers. The CCPA includes a framework with potentially severe statutory damages for violations and a private right of action for certain data breaches. The CCPA requires covered businesses to provide California consumers with new privacy-related disclosures and new ways to opt-out of certain uses and disclosures of personal information. As we expand our operations, the CCPA may increase our compliance costs and potential liability. Effective January 1, 2023, the California Privacy Rights Act, or CPRA, will significantly modify the CCPA, including by expanding California consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

Other states have begun to propose similar laws. Compliance with applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. Certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. Failure to comply with applicable laws or regulations or to secure personal information could result in investigations, enforcement actions and other proceedings against us, which could result in substantial fines, damages, and other liability as well as damage to our reputation and credibility, which could have a negative impact on revenues and profits.

China enacted the Personal Information Protection Law (or “PIPL”) in August 2021 that went into effect November 2021. PIPL imposes strict restrictions on the data collection and transfer of personal information both within and without China. Similar in many respects to GDPR in the European Union, PIPL affords data subjects notice and the right to consent (or not) the collection and use of personal information. While Hyzon has operations and employees in China, PIPL restricts the sharing of Hyzon’s China employees with our U.S-based human resources organization unless the information is anonymized or we receive employee consent. Such restrictions may result in increased costs of operating our business.

We post public privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers, vendors or other third parties fail to comply with our published policies and documentation. Such failures could carry similar consequences or subject us to potential local, state, and federal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Claims that we have violated individuals’ privacy rights or failed to comply with data protection laws or applicable privacy notices could, even if we are not found liable, be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and other third parties of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation and our customers losing confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Any of the foregoing could materially adversely affect our business, prospects, operating results, and financial condition.

Risk Factors Relating to Our Securities

Sales of a substantial number of our securities in the public market, including those issued upon exercise of warrants, could cause the market price of our Class A Common Stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of the Class A Common Stock and the warrants.

As of December 31, 2021, we had outstanding 247,758,412 shares of our Class A Common Stock and warrants to purchase 19,300,742 shares of our Class A Common Stock. In addition, an aggregate of 44,056,301- shares of Class A Common Stock are subject to outstanding awards or available for future issuance under Hyzon’s 2021 Equity Incentive Plan.

On February 8, 2021, certain stockholders of Legacy Hyzon, collectively holding 92,775,000 shares of Legacy Hyzon Common Stock or securities convertible into shares of Legacy Hyzon Common Stock, entered into an agreement with DCRB and Legacy Hyzon (the “Lock-Up Agreement”) pursuant to which they agreed, following the Closing Date, not to transfer any shares of Class A Common Stock issued or issuable upon the exercise of any warrant or other right to acquire shares of such Class A Common Stock beneficially owned or otherwise held by such stockholders for six months following the Closing Date. This lock-up period expired in January 2022, and the shares held by the parties to the Lock-Up Agreement are no longer under these contractual restrictions.

In connection with the Closing, that certain Registration Rights Agreement dated October 19, 2020 (the “IPO Registration Rights Agreement”) was amended and restated and the Company entered into the amended and restated IPO Registration Rights Agreement (the “A&R Registration Rights Agreement”) with certain persons and entities holding securities of DCRB prior to the Closing and certain persons and entities receiving Class A Common Stock in connection with the Business Combination (the “Reg Rights Holders”). Pursuant to the A&R Registration Rights Agreement, we agreed that, within 15 business days after the Closing, we will file a registration statement with the SEC (the “Initial Registration Statement”) (at our sole cost and expense), and we will use our reasonable best efforts to have the Initial Registration Statement become effective as soon as reasonably practicable after the filing thereof. A registration statement on Form S-1 (the “2021 Registration Statement”) satisfying these requirements was filed with the SEC on July 30, 2021 and became effective on August 10, 2021. In certain circumstances, the Reg Rights Holders can demand up to three underwritten offerings in any 12-month period and will be entitled to customary piggyback registration rights. Further, under the Subscription Agreements (as defined below), we were required to file a registration statement within 15 calendar days after the Closing to register the resale of the PIPE Shares, which requirement was satisfied by the 2021 Registration Statement.

For more information about the A&R Registration Rights Agreement, see the section entitled “Certain Relationship and Related Party Transactions – Registration Rights” of the Original Filing.

Our stock price is volatile, and you may not be able to sell shares of our Class A Common Stock or warrants at or above the price you paid.

The trading prices of our Class A Common Stock and public warrants are volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include, but are not limited to:

•actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•changes in the market’s expectations about our operating results;

•success of competitors;

•our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

•operating and stock price performance of other companies that investors deem comparable to us;

•our ability to market new and enhanced products and technologies on a timely basis;

•changes in laws and regulations affecting our business;

•our ability to meet compliance requirements;

•commencement of, or involvement in, litigation;

•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of shares of our Class A Common Stock available for public sale;

•any major change in our Board or management;

•investors engaged in short selling our Class A Common Stock;

•sales of substantial amounts of Class A Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and NASDAQ have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a public company, we have significantly higher legal, accounting and other expenses than we did as a private company. Furthermore, as a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified individuals to serve on our Board, our Board committees or as executive officers.

Because we have no current plans to pay cash dividends on our Class A Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Class A Common Stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we incur. As a result, you may not receive any return on an investment in our Class A Common Stock unless you sell our Class A Common Stock for a price greater than that which you paid for it.

We are a “controlled company” under NASDAQ rules.

Because Hymas and its affiliates control a majority of the voting power of our outstanding capital stock, we are a “controlled company” under the NASDAQ rules. As a controlled company, we are exempt from certain NASDAQ corporate governance requirements, including those that would otherwise require the Board to have a majority of independent directors and require us to establish a compensation committee comprised entirely of independent directors, or otherwise ensure that the compensation of its executive officers and nominees for directors are determined or recommended to the Board by the independent members of the Board. While we do not expect to rely on any of these exemptions, and while our compensation committee is currently comprised solely of independent directors, we are entitled to do so for as long as we are considered a “controlled company” and to the extent that we rely on one or more of these exemptions, holders of our Class A Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year (i) following October 22, 2025, the fifth anniversary of the initial public offering of DCRB, (ii) in which we have total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Common Stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We could be subject to the additional requirements associated with being deemed a large accelerated filer as early as of the end of the 2022 fiscal year.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of our consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We cannot predict if investors will find our Class A Common Stock less attractive because we will rely on these exemptions. If some investors find our Class A Common Stock less attractive as a result, there may be a less active trading market for our Class A Common Stock and our stock price may be more volatile.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training, as well as the technology, systems and tools available to them to perform their functions, in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S. We are in the process of upgrading our finance and accounting systems to an enterprise system more suitable for a public company, and a delay could impact our ability or prevent us from timely reporting our operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then-outstanding public warrants (or, if applicable, 65% of the then-outstanding public warrants and 65% of the then-outstanding private placement warrants, voting as separate classes). As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of our Class A Common Stock purchasable upon exercise of a warrant could be decreased, all without a holder’s approval.

Our warrants were issued in registered form under a warrant agreement (the “Warrant Agreement”), dated October 19, 2020, by and between Continental Stock Transfer & Trust Company, as warrant agent, and DCRB. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants (or, if applicable, 65% of the then-outstanding public warrants and 65% of the then-outstanding private placement warrants, voting as separate classes) approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants (or, if applicable, 65% of the then-outstanding public warrants and 65% of the then-outstanding private placement warrants, voting as separate classes) is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our Class A Common Stock purchasable upon exercise of a warrant.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (a) to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for holders to do so, (b) to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (c) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants. None of the private placement warrants will be redeemable by us so long as they are held by the Sponsor, those persons who served as independent directors of DCRB, WRG DCRB Investors, LLC (“WRG”), an affiliate of Erik Anderson, who was DCRB’s Chief Executive Officer and serves as a director of Hyzon or any of their permitted transferees.

NASDAQ may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We cannot assure you that our securities will continue to be listed on NASDAQ. If NASDAQ delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•a limited availability of market quotations for our securities;

•reduced liquidity for our securities;

•a determination that our Class A Common Stock is a “penny stock” which will require brokers trading in our Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•a limited amount of news and analyst coverage; and

•a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A Common Stock and public warrants are listed on NASDAQ, our Class A Common Stock and public warrants qualify as covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on NASDAQ, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A Common Stock adversely, the price and trading volume of our Class A Common Stock could decline.

The trading market for our Class A Common Stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A Common Stock would likely decline. If any analyst who covers us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time-consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Our tax obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.

In the event that Hyzon’s operating business expands domestically or internationally, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) pre-tax operating results of our business.

Additionally, we may be subject to significant income, withholding, and other tax obligations in the U.S. and other countries, and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Our after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds, income tax treaties and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, and (i) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused their attention to intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

We may issue additional Class A Common Stock or preferred stock under an employee incentive plan. Any such issuance would dilute the interest of our stockholders and likely present other risks.

The Charter authorizes the issuance of 410,000,000 shares of capital stock, par value of $0.0001 per share, consisting of (a) 400,000,000 shares of Class A Common Stock and (b) 10,000,000 shares of preferred stock. In addition, an aggregate of approximately 44.6 million shares of Class A Common Stock have been reserved for issuance under the 2021 Plan, subject to increase as described under Note 16. Stock-based Compensation Plans, to our consolidated financial statements included elsewhere in this amended Annual Report on Form 10-K/A and incorporated herein by reference.

We may issue a substantial number of additional shares of Class A Common Stock or preferred stock under an employee incentive plan. The issuance of additional shares of Class A Common Stock or preferred stock:

•may significantly dilute the equity interests of our investors;

•may subordinate the rights of holders of Class A Common Stock if preferred stock is issued with rights senior to those afforded our common stock;

•could cause a change in control if a substantial number of shares of our Class A Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•may adversely affect prevailing market prices for our units, Class A Common Stock and/or warrants.

Provisions in our Charter may prevent or delay an acquisition of us, which could decrease the trading price of our Class A Common Stock, or otherwise may make it more difficult for certain provisions of the charter to be amended.

The Charter contains provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt a hostile takeover. These provisions include:

•our Board is divided into three classes with staggered terms;
•the right of our Board to issue preferred stock without stockholder approval;
•restrictions on the right of stockholders to remove directors without cause; and
•restrictions on the right of stockholders to call special meetings of stockholders.

These provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in our and our stockholders’ best interests.

Our Charter designates state courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

The Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, a state court located within the State of Delaware (or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District including Delaware shall be the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, including, but not limited to (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”) or the Charter or the Bylaws (in each case, as they may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware.

In addition, the Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district court for the District of Delaware (or, if such court does not have jurisdiction over such action, any other federal district court of the U.S.) shall be the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended), provided, however, that if the foregoing provisions are, or the application of such provisions to any person or entity or any circumstance is, illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended) shall be the Court of Chancery of the State of Delaware.

The Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any rule or regulation promulgated thereunder (in each case, as amended), or any other claim over which the federal courts have exclusive jurisdiction. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our business and future profitability.

We are a U.S. corporation and thus subject to U.S. corporate income tax on our worldwide operations. New U.S. laws and policy relating to taxes may have an adverse effect on our business, and future profitability.

For example, President Biden has set forth several tax proposals that would, if enacted, make significant changes to U.S. tax laws. Such proposals include an increase in the U.S. income tax rate applicable to corporations (such as Hyzon) from 21% to 28% under the American Jobs Plan, raising the tax on global intangible low taxed income (“GILTI”) from 10.5% to 21%, and imposing a 15% minimum tax on global pre-tax book net income for firms with over $2 billion in net income. Congress may consider, and could include, these and other proposals in connection with tax reform to be undertaken by the Biden administration. It is unclear whether these or other changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of this proposal and other similar changes in U.S. federal income tax laws could adversely affect our business, cash flows and future profitability.

Further, new income, sales, use or other tax laws, statutes, rules, regulations or ordinances, in the U.S. or in other jurisdictions, could be enacted at any time, which could adversely affect our business, prospects, financial condition, future profitability and operating results. In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us and may have an adverse effect on our business, cash flows and future profitability.

Our restatement of certain of our previously issued financial statements may impose unanticipated costs, affect investor confidence, and cause reputational harm.

As discussed in the Explanatory Note and Part II, Item 8 Financial Statements and Supplementary Data Note 2. Restatement of Previously Issued Financial Statements to our consolidated financial statements included herein, this Form 10-K/A amends the Original Filing to restate (1) the errors related to the recognition of revenue and associated balances for China FCEV transactions, and adjustments to correct errors related to the recognition of revenue and associated balances for European FCEV transactions; and (2) the Evaluation of Disclosure Controls and Procedures included under Item 9A. As a result, the Company has incurred, and may continue to incur, unanticipated costs in connection with or related to the Special Committee investigation and the Restatement, as well as any litigation or regulatory inquiries that may result and have resulted therefrom. In addition, the investigation, the Restatement, and related media coverage may negatively affect our relationships with suppliers and customers and may also negatively affect investor confidence in the accuracy of the Company’s financial disclosures and cause it reputational harm.

PART II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with the accompanying consolidated financial statements and notes thereto included as a part of the Form 10-K/A to which this Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached. Unless the context otherwise requires, all references in this section to “Hyzon,” “we,” “us,” and “our” are intended to mean the business and operations of Hyzon Motors Inc. and its consolidated subsidiaries following the consummation of the Business Combination and to Legacy Hyzon and its consolidated subsidiaries prior to the Business Combination.

Restatement

The accompanying Management’s Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations has been adjusted to give effect to the Restatement of the consolidated financial statements for the year ended December 31, 2021. For additional information and a detailed discussion of the Restatement, refer to the Explanatory Note and Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements.

Overview

Headquartered in Rochester, New York, with operations in North America, Europe, China, and Australasia, Hyzon provides decarbonized solutions primarily for commercial vehicles market and hydrogen supply infrastructure.

Vehicles and Vehicle Platforms

Our commercial vehicle business is focused primarily on assembling and supplying hydrogen-powered fuel cell electric vehicles ("FCEVs"), including heavy-duty (Class 8) trucks, medium-duty (Class 6) trucks, light-duty (Class 3 and 4) trucks, and 40 and 60-foot (12 and 18-meter) city and coach buses to commercial vehicle operators. We also provide services that retrofit ICE vehicles to FCEVs.

On-road, our potential customers include shipping and logistics companies and retail customers with large distribution networks, such as grocery retailers, food and beverage companies, waste management companies, and municipality and government agencies around the world. Off-road, our potential customers include mining, material handling and port equipment manufacturers and operators. Initial strategic customer groups often employ a ‘back-to-base’ model where their vehicles return to a central base or depot between operations, thereby allowing operators to have fueling independence as the necessary hydrogen can be produced locally at or proximate to the central base and dispensed at optimally-configured hydrogen refueling stations. Hyzon may expand its range of products and hydrogen solutions as the transportation sector increasingly adopts hydrogen propulsion and investments are made in hydrogen production and related infrastructure in accordance with our expectations.

In addition, we perform integration for rail and aviation customers and plan to expand our integration activities across maritime and other applications in the future. We expect the opportunities in these sectors to continue to expand with the rapid technological advances in hydrogen fuel cells and the increasing investments in hydrogen production, storage and refueling infrastructure around the world.

Fuel and Infrastructure

Our hydrogen supply infrastructure business is focused on building and fostering a clean hydrogen supply ecosystem with leading partners from feedstock through hydrogen production, dispensing and financing. We collaborate with strategic partners on development, construction, operation, and ownership of hydrogen production facilities and refueling stations in each major region of our operations, which we intend to complement our back-to-base model and near-term fleet deployment opportunities.

On July 12, 2021, Hyzon announced that it signed a memorandum of understanding (“MoU”) with TotalEnergies SE to expand the companies’ relationship. Under the terms of the MoU, the parties will seek to collaborate on developing hydrogen ecosystems, as well as the supply of 80 hydrogen fuel cell-powered trucks for TotalEnergies’ French customers.

On July 29, 2021, the Company entered into a Master Hub Agreement with Raven SR, LLC (“Raven SR”) whereby Raven SR granted to the Company a right of first refusal to co-invest in up to 100 of Raven SR’s first 200 solid waste-to-hydrogen production hubs, and up to 150 of Raven SR’s gas-to-hydrogen production hubs across the U.S. on a hub-by-hub basis. In connection with this agreement, Hyzon invested $2.5 million on July 30, 2021, to acquire a minority interest, and options to purchase additional common shares in Raven SR. We expect near-term realization of the first waste-to-hydrogen production hub constructed by Raven SR coming online in Richmond, CA, with 5 tons per day of zero carbon intensity green hydrogen available for our near-term back-to-base fleets at diesel parity, in 2022.

On July 29, 2021, Hyzon announced the signing of an MoU with RenewH2, a US-based sustainable hydrogen production, liquefaction, distribution and dispensing company, to collaborate on the supply and demand side of liquid hydrogen production. Under the MoU, RenewH2 plans to reform biogenic methane gas to generate hydrogen. The hydrogen would then be liquefied and delivered to hydrogen fueling stations, which are expected to be developed in collaboration with Hyzon. Through this collaboration, the stations can be located near Hyzon customers to ensure consistent supply of hydrogen fuel.

On November 9, 2021, Hyzon announced the signing of an MoU with ITOCHU, the leading Japanese business group. Under this non-binding MoU, the companies are expected to jointly develop hydrogen supply chain strategies as well as model customer projects for the deployment of Hyzon FCEVs and fuel cell technology in the mining sector.

On November 10, 2021, Hyzon announced an agreement with TC Energy to collaborate on development, construction, operation, and ownership of hydrogen production hubs across North America. The hubs will be used to meet hydrogen FCEV demand by focusing on low-to-negative carbon intensity hydrogen from renewable natural gas, biogas and other sustainable sources. The hubs will be located close to demand, supporting Hyzon back-to-base vehicle deployments.

On December 7, 2021, Hyzon announced an agreement with Woodside Energy to collaborate on developing supply of zero carbon intensity hydrogen and building demand from heavy-duty and medium-duty commercial vehicle customers in the U.S. and Australia. Under the agreement, the companies will evaluate opportunities to develop green hydrogen production hubs. Initially, the project will focus on liquid hydrogen supply projects to support Hyzon’s future liquid hydrogen onboard mobility use cases – including ultra-long range trucks already under development, and aviation, marine and rail applications.

On January 19, 2022, Hyzon announced a non-binding MoU with Transform Materials, a provider of renewable hydrogen through its innovative proprietary microwave reactor technology. Together, Hyzon and Transform Materials will evaluate proposals to develop facilities to produce low-to-negative carbon intensity hydrogen from various forms of methane, prioritizing biogas and renewable natural gas. Through Transform Material’s proprietary technology, these facilities (operating as hubs) can be built to produce hydrogen efficiently—even at small scales of 1-5 tons/day—offering modular construction that allows capacity to grow as customer demand increases. Transform’s technology to be employed in these projects produces hydrogen as a co-product with acetylene, providing significantly advantaged hydrogen cost structures.

Business Combination

On February 8, 2021, Legacy Hyzon, now Hyzon Motors USA Inc. (“Legacy Hyzon”), a subsidiary of Hyzon Motors Inc., entered into the Business Combination Agreement and Plan of Reorganization (the “Business Combination”) with DCRB and Merger Sub pursuant to which Merger Sub merged with and into Legacy Hyzon, with Legacy Hyzon surviving the merger as a wholly owned subsidiary of DCRB. The transaction closed on July 16, 2021. Following the close of the business combination, DCRB was named Hyzon Motors Inc., began trading on NASDAQ, and its common stock and public warrants trade under the symbols “HYZN” and “HYZNW”, respectively. The Business Combination generated proceeds of approximately $509.0 million in cash, net of transaction costs allocated to equity and redemptions by DCRB’s public stockholders. This includes an aggregate of $355 million of gross proceeds from the PIPE Financing at $10.00 per PIPE Share. Hyzon’s cash on hand after giving effect to this transaction, including transaction costs and expenses, is expected to be used for general corporate purposes, including developing infrastructure and supply chain, acquiring and leasing equipment for manufacturing, and investing in research and development.

COVID-19 Pandemic

The COVID-19 pandemic is currently impacting countries, communities, supply chains, and the global financial markets. Governments have imposed laws requiring social distancing, travel restrictions, shutdowns of businesses and quarantines, among others, and these laws may limit our ability to meet with potential customers or partners, or affect the ability of our personnel, suppliers, partners and customers to operate in the ordinary course of business. Although the economy has begun to recover, the severity and duration of the related global economic crisis is not fully known and the global outlook continues to remain uncertain due to a variety of factors including the Omicron variant and the potential emergence of additional variants, supply chain disruptions, labor shortages, and inflation. The COVID-19 pandemic is expected to continue to have residual negative impacts (including potentially after the outbreak has subsided and containment measures are lifted), and in particular, the supply chain continues to face disruptions that adversely affect our business. Rebounding demand in key components challenge the supply base and supply chain with short notice and increasing volume levels. The supply constraints include overseas freight congestion causing extended lead times, semiconductor allocation, other raw/component material shortages, and supplier staffing challenges.

The COVID-19 pandemic and measures to prevent its spread have had the following impact on our business:
•Our workforce. Employee health and safety is our priority. In response to COVID-19, we established protocols to help protect the health and safety of our workforce. We will continue to stay up-to-date and follow local, CDC, or WHO guidelines regarding safe work environment requirements.
•Operations and Supply Chain. We continue to experience supply chain disruptions, which may temporarily limit our ability to outfit vehicles and fuel cell systems with key components. However, our global footprint has allowed us to leverage our strategic partnerships and to meet customer demands for zero-emission heavy commercial vehicles despite these challenges. In the future, we may experience supply chain disruptions from related or third-party suppliers and any such supply chain disruptions could cause delays in our development and delivery timelines. We continue to monitor the situation for any potential adverse impacts and execute appropriate countermeasures, where possible. To mitigate the impact of supply chain disruptions that we were experiencing in 2021, which disproportionately impacted our business in Europe, we focused on fulfilling orders for our vehicles in China where supply chain disruptions were not as significant.

While we have experienced some operational challenges, the long-term implications of the COVID-19 pandemic on our workforce, operations and supply chain, as well as demand remain uncertain. These factors may in turn have a material adverse effect on our results of operations, financial position, and cash flows.

Key Trends and Uncertainties

We believe that our performance and future success depends on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in Part I, Item 1A “Risk Factors”.

Commercial Launch of Hyzon-branded commercial vehicles and other hydrogen solutions

Our business model has yet to be proven. Prior to full commercialization of our commercial vehicle business at scale, we must complete the construction of required manufacturing facilities and achieve research and development milestones. We must establish and operate facilities capable of producing our hydrogen fuel cell systems or assembling our hydrogen-powered commercial vehicles in appropriate volumes and at competitive costs.

Until we can generate sufficient additional revenue from our commercial vehicle business, we expect to finance our operations through equity and/or debt financing. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts. We expect that any delays in the successful completion of our manufacturing facilities, availability of critical parts, and/or validation and testing will impact our ability to generate revenue.

Hydrogen Production and Supply Infrastructure

We continue to develop an end-to-end hydrogen ecosystem delivery model, with a partner-driven approach to design, build, own and operate hydrogen production hubs and downstream dispensing infrastructure expected to provide zero-to-negative carbon intensity hydrogen at below diesel-parity cost structures supporting Hyzon vehicle fleet deployments. We intend to continue forming additional partnerships across the full hydrogen feedstock, production and dispensing value chain in each major region in which we operate, that will be designed to ensure that the hydrogen fuel required is available at the cost and carbon intensity requirements to drive fleet conversions to Hyzon hydrogen FCEVs. Because we have a partner-driven approach, we are naturally reliant upon our partners’ performance in fulfilling the obligations that we depend on for delivery of each segment of that value chain. Additionally, consistent with other construction projects, there are risks related to realized construction cost and schedule that can impact final cost to produce and deliver hydrogen and timing of that delivery, along with the availability of feedstock near our vehicle fleet deployments. We intend to manage these risks by partnering with high quality and high performing partners with a track record of timely delivery and instituting commercial agreements to drive down construction cost and achieve on-time scheduled performance.

Continued Investment in Innovation

We believe that we are the industry-leading hydrogen technology company with the most efficient and reliable fuel cell powertrain technologies and an unmatched product and service offering. Our financial performance will be significantly dependent on our ability to maintain this leading position. We expect to incur substantial and increasing research and development expenses and stock-based compensation expenses as a result. We dedicate significant resources towards research and development and invest heavily in recruiting talent, especially for vehicle design, vehicle software, fuel cell system, and electric powertrain. We will continue to recruit and retain talented personnel to grow our strength in our core technologies. We expect to incur additional stock-based compensation expenses as we support our growth and status as a publicly traded company. We expect our strategic focus on innovation will further solidify our leadership position.

Customer Demand

We are continually seeking to expand our customer base; however we depend on a few major customers and we expect this will continue for the next several years. These customers will mostly employ a back-to-base model in the early adoption phase of FCEVs. Vehicles will return to a central “base” between operations, allowing them to refuel onsite and/or nearby, where hydrogen can be produced locally at or proximate to the central base. While we focus on back-to-base or regional customers, we expect to expand our target customer focus to include longer-haul truck and bus segments, additional vehicle classes, stationary power, and incremental mobility applications (e.g., rail, marine, aviation) for customers around the world.

Supplier Relationships

We depend on third parties, including our majority beneficial shareholder and parent company Horizon for supply of key inputs and components for our products, such as fuel cells and automotive parts. We intend to negotiate potential relationships with industry-leading OEMs to supply chassis for our Hyzon-branded vehicles but do not yet have any binding agreements and there is no guarantee that definitive agreements will be reached. Even if we reach such agreements, such suppliers, including Horizon, may be unable to deliver the inputs and components necessary for us to produce our hydrogen-powered commercial vehicles or hydrogen fuel cell systems at prices, volumes, and specifications acceptable to us. If we are unable to source required inputs and other components from third parties on acceptable terms, it could have a material adverse effect on our business and results of operations.

The automotive industry continues to face supply chain disruptions. We are experiencing increases in both the cost of and time to receive raw materials, such as semiconductors or chassis. Any such increase or supply interruptions could materially negatively impact our business, prospects, financial condition and operating results. Many of the parts for our products are sourced from suppliers in China and the manufacturing situation in China remains uncertain.

Market Trends and Competition

The last ten years have seen the rapid development of alternative energy solutions in the transportation space. We believe this growth will continue to accelerate as increased product offerings, technological developments, reduced costs, additional supporting infrastructure, and increased global focus on climate goals drive broader adoption.

We believe that commercial vehicle operators, one of our initial target markets, will be driven towards hydrogen-powered commercial vehicles predominantly by the need to decarbonize activities, but also by the potential for lower total cost of ownership in comparison to the cost of ownership associated with traditional gasoline and diesel ICE vehicles. Our fuel cell technology can be deployed across a broad range of mobility applications, including on-road, off-road, rail, maritime and aviation.

The competitive landscape for our commercial vehicles ranges from vehicles relying on legacy ICEs, to extended range BEVs, to other hydrogen fuel cell and alternative low-to-no carbon emission propulsion vehicles. Competitors include well established vehicle companies already deploying vehicles with internal fuel cell technology and other heavy vehicle companies that have announced their plans to offer fuel cell trucks in the future. We also face competition from other fuel cell manufacturers. We believe that our company is well positioned to capitalize on growth in demand for alternative low-to-no carbon emission propulsion vehicles expected from the numerous benefits of hydrogen power, including hydrogen’s abundance, its ability to be produced locally, and the generally faster refueling times for hydrogen-powered commercial vehicles as compared to electricity-powered vehicles. However, to successfully execute on our business plan, we must continue to innovate and convert successful research and development efforts into differentiated products, including new commercial vehicle models.

Our current and potential competitors may have greater financial, technical, manufacturing, marketing, and other resources. Our competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing, and support of their internal combustion, alternative fuel and electric truck programs.

Regulatory Landscape

We operate in a highly regulated industry. The failure to comply with laws or regulations, including but limited to rules and regulations covering vehicle safety, emissions, dealerships, and distributors, could subject us to significant regulatory risk and changing laws and regulations and changing enforcement policies and priorities could adversely affect our business, prospects, financial condition and operating results. We may be also required to obtain and comply with the terms and conditions of multiple environmental permits, many of which are difficult and costly to obtain and could be subject to legal challenges. We depend on global customers and suppliers, and adverse changes in governmental policy or trade regimes could significantly impact the competitiveness of our products. Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our business and future profitability. See the section entitled “Government Regulations” in Part I, Item 1 of the Original Filing.

Results of Operations

The following table sets forth our historical operating results for the periods indicated (in thousands):

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020	$ Change	% Change
	(As Restated)
Revenue	$(80)	$—	$(80)	NM
Operating expense:
Cost of Revenue	15,634	—	15,634	NM
Research and development	15,461	1,446	14,015	969%
Selling, general and administrative	67,853	12,785	55,068	431%
Total operating expense	98,948	14,231	84,717	595%
Loss from operations	(99,028)	(14,231)	(84,797)	596%
Other income (expense):
Change in fair value of private placement warrant liability	4,167	—	4,167	NM
Change in fair value of earnout liability	84,612	—	84,612	NM
Foreign currency exchange loss and other expense	(1,409)	(108)	(1,301)	1205%
Interest expense, net	(5,235)	(37)	(5,198)	14049%
Total other income (expense)	82,135	(145)	82,280	(56745)%
Net loss	$(16,893)	$(14,376)	$(2,517)	18%
Less: Net loss attributable to noncontrolling interest	(4,752)	(105)	(4,647)	4426%
Net loss attributable to Hyzon	$(12,141)	$(14,271)	$2,130	(15)%

Hyzon was formed and commenced operations on January 21, 2020. As a result, we have a very limited operating history from inception and limited prior period comparable information available to be presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hyzon.”

Revenue. Revenue in 2021 represents $0.1 million of revenue from retrofit services performed by Hyzon Europe, offset by the recognition of $(0.2) million of contra revenue associated with the issuance of warrants to a customer for FCEV deliveries in China. We did not generate revenue for the period from January 21, 2020 (inception) to December 31, 2020.

Operating Expenses. Operating expenses for the year ended December 31, 2021 were $98.9 million compared to $14.2 million for the period from January 21, 2020 (inception) through December 31, 2020. Operating expenses consist of cost of revenue, research and development expenses and selling, general and administrative expenses, each of which is discussed below.

Cost of Revenue. Cost of revenue includes direct materials, labor costs, allocated overhead costs related to the manufacturing and retrofitting of hydrogen FCEVs, and estimated warranty costs. Cost of revenue in 2021 totaled $15.6 million, and consisted of the cost of FCEVs for which control of such vehicles was transferred to a customer during 2021. We did not record revenue or cost of revenue for the period from January 21, 2020 (inception) through December 31, 2020.

Research and Development Expenses. Research and development expenses represent costs incurred to support activities that advance the development of current and next generation hydrogen powered fuel cell systems, the design and development of electric powertrain, and the integration of those systems into various mobility applications. Our research and development expenses consist primarily of employee-related personnel expenses, prototype materials and tooling, design expenses, consulting and contractor costs and an allocated portion of overhead costs.

Research and development expenses were $15.5 million and $1.4 million for the year ended December 31, 2021 and the period from January 21, 2020 (inception) through December 31, 2020, respectively. The increase was primarily due to $8.2 million in personnel costs in research and development and headcount for our global customer base. The remaining increase of $5.7 million was primarily due to the advancing development of current and next generation hydrogen powered fuel cell systems, the design and development of electric powertrain, and the integration of those systems into various mobility applications. We expect research and development expenses to continue to increase significantly going forward as we build out our research facilities and organization.

Selling, General, and Administrative Expenses. Selling expenses consist primarily of employee-related costs for individuals working in our sales and marketing departments, third party commissions, and related outreach activities. General and administrative expenses consist primarily of personnel-related expenses associated with our executive, finance, legal, information technology, and human resources functions, as well as professional fees for legal, audit, accounting, and other consulting services, and an allocated portion of overhead costs.

Selling, general, and administrative expenses were $67.9 million and $12.8 million for year ended December 31, 2021 and the period from January 21, 2020 (inception) through December 31, 2020, respectively. Stock-based compensation in selling, general and administrative expenses were $29.1 million and $9.9 million for year ended December 31, 2021 and the period from January 21, 2020 (inception) through December 31, 2020, respectively. The $19.2 million increase was primarily due to $13.4 million triggered by a key executive retirement arrangement and $14.0 million related to earnout equity awards pursuant to the Business Combination, partially offset by the 2020 Executives’ Awards. See Note 16. Stock-based Compensation Plans and Note 4. Business Combination to the accompanying consolidated financial statements for additional information regarding the stock based compensation and equity awards. The remaining increase was primarily due to $8.7 million in legal and accounting fees, $5.3 million in consulting fees, $8.6 million in salary and related expenses, and $4.9 million in insurance expense. We incurred greater selling, general, and administrative expense in 2021 due to building out the Company’s corporate infrastructure, including accounting, audit, legal, regulatory and tax-related services, as well as expenses incurred in order to help maintain compliance with NASDAQ and SEC requirements. The increase in selling, general and administrative costs also resulted from director and officer insurance costs, investor and public relations costs, and transaction costs related to the Business Combination.

Change in Fair Value. Change in fair value represents non-cash gains in fair values of the private placement warrant and earnout liability required to be remeasured at each balance sheet date. Change in fair value of private placement warrants and earnout liability for the year ended December 31, 2021, were $4.2 million and $84.6 million, respectively. There were no equivalent instruments requiring fair value remeasurement during the period from January 21, 2020 (inception) through December 31, 2020.

Foreign Currency Exchange Gain (Loss). Foreign currency exchange gain (loss) represents exchange rate gains and losses related to all transactions denominated in a currency other than Hyzon’s or a Hyzon subsidiary’s functional currency. Foreign currency exchange loss was $1.3 million for the year ended December 31, 2021, compared to $0.1 million for the period from January 21, 2020 (inception) through December 31, 2020, as there were few transactions in foreign currencies in the prior period. We expect the volume of foreign currency transactions to grow significantly in the future as we continue to expand our geographic footprint.

Interest Expense, net. Interest expense, net was $5.2 million for the year ended December 31, 2021, compared to negligible expense for the period from January 21, 2020 (inception) through December 31, 2020. Interest expense relates primarily to convertible debt issued in February 2021 and is comprised primarily of changes in the fair value of the embedded derivative associated with the automatic conversion provision of the convertible note. Upon close of the Business Combination in July 2021, convertible debt and accrued interest converted into shares of common stock of the Company. See Note 4. Business Combination in the accompanying consolidated financial statements for more information. There was minimal debt outstanding during the period from January 21, 2020 (inception) through December 31, 2020.

Income Tax Expense (Benefit). The Company has cumulative net operating losses at the federal and state level and maintains a full valuation allowance against its deferred tax assets.

Net Loss Attributable to Noncontrolling Interests. Net loss attributable to noncontrolling interests represents results attributable to third parties in our operating subsidiaries. Net loss is generally allocated based on such ownership interests held by third parties with respect to each of these entities.

Net loss attributable to noncontrolling interests was $4.8 million for the year ended December 31, 2021, compared to $0.1 million for the period from January 21, 2020 (inception) through December 31, 2020. The change in the comparative periods is the result of increased activities in our Netherlands joint venture and the creation of a joint venture in Foshan, China in October 2021.

Non-GAAP Financial Measures

In addition to our results determined in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

EBITDA and Adjusted EBITDA

“EBITDA” is defined as net loss before interest income or expense, income tax expense or benefit, and depreciation and amortization. “Adjusted EBITDA” is defined as EBITDA adjusted for stock-based compensation expense, change in fair value of private placement warrant liability, change in fair value of earnout liability and other special items determined by management, if applicable. EBITDA and Adjusted EBITDA are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because not all companies may calculate Adjusted EBITDA in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net income (loss) to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and Adjusted EBITDA (in thousands):

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
	(As Restated)
Net loss	$(16,893)	$(14,376)
Plus:
Interest expense, net	5,235	37
Income tax expense (benefit)	—	—
Depreciation and amortization	1,140	185
EBITDA	$(10,518)	$(14,154)
Adjusted for:
Change in fair value of private placement warrant liability	(4,167)	—
Change in fair value of earnout liability	(84,612)	—
Stock-based compensation	16,707	9,983
Executive transition charges (1)	13,860	—
Business combination transaction expenses (2)	3,404	—
Regulatory and legal matters (3)	1,147	—
Acquisition-related expenses (4)	591	—
Adjusted EBITDA	$(63,588)	$(4,171)

(1)Executive transition charges include stock-based compensation costs of $13.4 million and salary expense of $0.5 million related to former CTO’s retirement.
(2)Transaction costs of $3.3 million attributable to the liability classified earnout shares and $0.1 million of write-off of debt issuance costs.
(3)Regulatory and legal matters include legal, advisory, and other professional service fees incurred in connection with the short-seller analyst article from September 2021, and investigations and litigation related thereto.
(4)Acquisition-related expenses incurred for potential and actual acquisitions that are unrelated to the current operations and neither are comparable to the prior period nor predictive of future results.

Liquidity and Capital Resources

The Company has incurred losses from operations since inception. The Company incurred net losses of $16.9 million and $14.4 million for the year ended December 31, 2021, and the period from January 21, 2020 (inception) through December 31, 2020, respectively. Net cash used in operating activities was $94.3 million and $1.2 million for the year ended December 31, 2021, and the period from January 21, 2020 (inception) through December 31, 2020, respectively. As of December 31, 2021, we had $445.1 million in unrestricted cash and positive working capital of $464.9 million. The Business Combination closed on July 16, 2021, and generated proceeds of approximately $509.0 million of cash net of transaction costs and redemptions. We believe that our current cash balance will provide adequate liquidity during the 12-month period following the issuance of our December 31, 2021 consolidated financial statements.

Our future capital requirements will depend on many factors, including, but not limited to, the rate of our growth, our ability to generate sufficient revenue from commercial vehicle sales and leases to cover operating expenses, working capital expenditures, and additional cash resources due to changed business conditions or other developments, including supply chain challenges, disruptions due to COVID-19, competitive pressures, and regulatory developments, among other developments. Additionally, we are currently exploring raising additional capital through our subsidiary, Hyzon Zero Carbon, Inc., to invest in hydrogen production, distribution, and fueling stations. Further, we may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. As such, we are exploring equity and/or debt financing through Hyzon Zero Carbon, Inc., and we may be required to seek additional equity and/or debt financing at the Hyzon level or through one or more of Hyzon’s other subsidiaries. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Incurring debt would result in increased fixed obligations and could result in operating covenants that would restrict our operations. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations may be materially and adversely affected.

Debt

As of December 31, 2021, we have no debt. The Convertible Notes and accrued interest were converted to 5,022,052 shares of common stock upon close of the Business Combination.

Cash Flows

The following table is summarized from our Consolidated Statements of Cash Flows (in thousands):

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) - December 31, 2020
	(as restated)
Net cash used in operating activities	$(94,307)	$(1,182)
Net cash used in investing activities	(20,656)	(553)
Net cash provided by financing activities	546,749	18,894

Cash Flows from Operating Activities

Net cash used in operating activities was $94.3 million for the year ended December 31, 2021, as compared to $1.2 million cash used for the period from January 21, 2020 (inception) through December 31, 2020. The cash flows used in operating activities for the year ended December 31, 2021 was primarily driven by net loss of $16.9 million and adjusted for certain non-cash items and changes in operating assets and liabilities. Non-cash gain adjustments primarily consisted of changes in fair value of private placement warrant liability of $4.2 million and earnout liability of $84.6 million. These non-cash gain adjustments were partially offset by $30.1 million stock-based compensation expense and $1.1 million in depreciation and amortization. Changes in operating assets and liabilities were primarily driven by $24.9 million in prepayments for vehicle inventory, production equipment, other supplier deposits and D&O insurance, and a change of $21.0 million in inventory balances, offset by an increase in accounts payable of $8.5 million, accrued liabilities of $4.9 million and an increase in contract liabilities of $9.3 million.

Net cash used in operating activities for the period from January 21, 2020 (inception) through December 31, 2020 was primarily driven by recording a net loss of $14.4 million and adjusted for the non-cash stock-based compensation expense of $10.0 million, offset by an increase in contract liabilities of $2.6 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $20.7 million for the year ended December 31, 2021, as compared to $0.6 million for the period from January 21, 2020 (inception) through December 31, 2020. The cash flows used in investing activities for the year ended December 31, 2021 was primarily driven by $14.6 million in capital expenditures, as well as $1.2 million in machinery and equipment deposits to begin production of hydrogen fuel cell systems and assembly of hydrogen storage systems, and $4.8 million in cash used for investments in equity securities of NRG and Raven SR.

Net cash used in investing activities for the period from January 21, 2020 (inception) through December 31, 2020 was primarily driven by capital expenditures of $0.4 million and an equity investment of $0.1 million in the period January 21, 2020 through December 31, 2020.

Cash Flows from Financing Activities

Net cash provided by financing activities was $546.7 million for the year ended December 31, 2021, as compared to $18.9 million for the period from January 21, 2020 (inception) through December 31, 2020. The cash flows provided by financing activities for the year ended December 31, 2021 was due primarily to $509.0 million in proceeds from the Business Combination, net of transaction costs allocated to equity and redemption and $45.0 million in proceeds from issuance of convertible debt, partially offset by $6.9 million payment towards the Horizon IP Agreement. The cash flows provided by financing activities for the period from January 21, 2020 (inception) through December 31, 2020 was due primarily to $18.6 million, net of transaction costs from the Round A Transaction (as defined in Note 17. Stockholders' Equity in the accompanying consolidated financial statements) and $0.5 million in proceeds from issuance of convertible debt.

Contractual Obligations and Commitments

The following table presents our contractual obligations and commitments to make future payments as of December 31, 2021 (in thousands):

	Total	2022	2023	2024	2025	2026 and thereafter
Horizon IP Agreement (1)	$3,146	$3,146	$—	$—	$—	$—
Finance Lease Obligation (2)	688	448	240	—	—	—
Operating Lease Obligations (3)	12,160	1,978	1,894	1,806	1,745	4,737
Purchase Obligations (4)	33,969	29,069	4,900	—	—	—
	$49,963	$34,641	$7,034	$1,806	$1,745	$4,737
(1)The final $3.1 million payment due to Jiangsu Horizon Powertrain, pursuant to the terms of the Horizon IP Agreement. Please see the section below entitled, “Material Transactions with Related Parties” for additional information concerning the Horizon IP Agreement. This liability is reported within Related party payables on the Consolidated Balance Sheets as of December 31, 2021. The payment was made in February 2022.
(2)The minimum lease payments for the finance lease obligation.
(3)The minimum lease payments for operating lease obligations. The operating leases relate to real estate and vehicles. No asset is leased from any related party.
(4)The Company enters into commitments under non-cancellable or partially cancellable purchase orders or vendor agreements in the ordinary course of business for FCEV components.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s applications of accounting policies. Certain policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by management to determine appropriate assumptions to be used in certain estimates; as a result, they are subject to an inherent degree of uncertainty and are considered critical. Accordingly, we believe the following policies are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is based on the amount of transaction price to which the Company is entitled, subject to the allocation of the transaction price to distinct performance obligations. The Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration for which the Company expects to receive in exchange for those goods or services. To determine revenue recognition, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

When it determines it is not probable that it will collect all of the consideration to which it will be entitled under a customer contract, the Company concludes the contract existence criteria under ASC 606 are not met. In these cases, the Company recognizes revenue to the extent of consideration received provided the amounts are non-refundable, the Company has transferred control of the goods or services to which the consideration relates, the Company has stopped transferring goods or services, and there is no obligation to transfer additional services ("Alternative Method for Revenue Recognition").

The Company recognizes the incremental costs of obtaining contracts, including commissions, as an expense when incurred as the contractual period of the Company's arrangements are expected to be one year or less. Amounts billed to customers related to shipping and handling are classified as revenue, and the Company has elected to recognize the cost for freight and shipping when control over vehicles, parts, or accessories has transferred to the customer as an expense in cost of revenue.

Product Sales

The Company enters into sales contracts with customers for the purchase of the Company’s products and services including fuel cell systems, FCEVs, parts, product support, and other related services. The Company considers order confirmations or purchase orders, which in some cases are governed by master vehicle supply agreements, to be contracts with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of product(s) or service to a customer. On standard vehicle sales contracts, revenues are recognized at a point in time when customers obtain control of the vehicle, which among other indicators, is generally when transfer of title and risks and rewards of ownership of goods have passed and when the Company has a present right to payment. Provisions for warranties are made at the time of sale. Sales, value-added, and other taxes collected concurrent with revenue producing activities are excluded from revenue.

Payment terms for sales of FCEVs to certain customers have included installment billing terms to fund the Company’s working capital requirements. The Company does not adjust the transaction price for a significant financing component when the performance obligation is expected to be fulfilled within a year as the amount is not material.

In China, the Company has granted extended payment terms to customers, which resulted in the Company concluding collection of all of the consideration under the contract is not probable. As a result, the contract existence criteria is not met and revenue is recognized under the Alternative Method of Revenue Recognition, which may not be in the same period that control of the related goods is transferred to the customers.The Company does not include a right of return on its products other than rights related to standard warranty provisions that permit repair or replacement of defective goods.

Retrofit Services

The Company also enters into contracts with customers to retrofit ICE vehicles to FCEVs. In general, the customer controls any work in process arising from the Company’s performance; and the Company has in effect agreed to sell its rights to the work as it performs on a continuous basis. Revenue from these contracts is generally recognized over time utilizing an input method. Under the input method, the extent of progress towards completion is measured based on the ratio of normal costs incurred to date to the total estimated costs at completion of the performance obligation. Unexpected amounts of wasted materials, labor or other resources are excluded from the cost-to-cost measure of progress. The Company believes that this method is the most accurate representation of the Company's performance, because it directly measures the value of the services transferred to the customer over time as the Company incurs costs on its contracts. Contract costs include all direct materials, labor, and indirect costs related to contract performance, which may include indirect labor, supplies, tools, repairs and depreciation costs. The amount of revenue recognized for these contracts in a period is dependent on our ability to estimate total contract costs. The Company continually evaluates its estimates of total contract costs based on available information and experience.

Share-based Compensation

We measure and recognize compensation expense for all stock options and restricted stock awards based on the estimated fair value of the award on the grant date. The fair value is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service. If vesting is subject to a market or performance condition, recognition is based on the derived service period of the award. Expense for awards with performance conditions is estimated and adjusted based upon the assessment of the probability that the performance condition will be met.

We use the Black-Scholes option pricing model to estimate the fair value of stock option awards with service and/or performance conditions. The Black-Scholes option pricing model requires management to make a number of assumptions, including the expected life of the option, the volatility of the underlying stock, the risk-free interest rate and expected dividends. The assumptions used in our Black-Scholes option-pricing model represent our best estimates at the time of grant. These estimates involve a number of variables, uncertainties and assumptions and the application of our judgment, as they are inherently subjective. If any assumptions change, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•Fair Value of Common Stock. Prior to the Business Combination with DCRB, the grant date fair value of our common stock utilized in the calculation of share-based compensation was determined using valuation methodologies which utilize certain assumptions, including observations of comparable equity values and transactions, probability weighting of events, time to liquidation, a risk-adjusted interest rate, and assumptions regarding our projected future cash flows and growth potential. Following the Business Combination with DCRB, as Class A common stock is traded in the public market, fair value is measured on the grant date based on the closing fair market value of our common stock.

•Expected Term. The expected term represents the period that our stock options are expected to be outstanding.

•Expected Volatility. We determine the price volatility factor based on the historical volatilities of our publicly traded peer group as Hyzon does not have a long trading history for our common stock. Industry peers consist of several public companies in the automotive and energy storage industry that are similar to Hyzon in size, stage of life cycle, and financial leverage.

•Risk-Free Interest Rate. The risk-free interest rate was based on U.S. Treasury zero-coupon securities with maturities consistent with the estimated expected term.

•Expected Dividend Yield. We have not paid dividends on our common stock nor do we expect to pay dividends in the foreseeable future.

Private Placement Warrant Liabilities

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

We account for the Private Placement Warrants, in connection with the Business Combination, as liabilities. In accordance with ASC 815, the Private Placement Warrants do not meet the criteria for equity classification and must be recorded as liabilities. As the Private Placement Warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are measured at fair value at inception and remeasured at each reporting date.

We, with the assistance of third-party valuations, utilized the binominal lattice valuation model (“BLM”) to estimate the fair value of Private Placement Warrants as of July 16, 2021. The application of the BLM utilizes significant unobservable assumptions, including volatility. Significant judgment is required in determining the expected volatility of our common stock.

Earnout Liability

The earnout shares held by Legacy Hyzon’s common stockholders are accounted for as a liability. In accordance with ASC 815, the earnout shares held by Legacy Hyzon common stockholders do not meet the criteria for equity classification and must be recorded as liabilities. Pursuant to ASC 805 initial measurement of these earnout shares are measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. As these earnout shares meet the definition of a derivative as contemplated in ASC 815, they are remeasured at each reporting date. Changes in fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The earnout shares issued to other holders of outstanding equity awards are accounted for in accordance with ASC 718, Stock Compensation, as they relate to stock-based compensation awards issued in exchange for service provided or to be provided to the Company. We recognized the earnout shares to other equity holders as separate and incremental awards from other equity holders’ underlying stock-based compensation awards. Upon the close of the Business Combination, we became contingently obligated to issue earnout shares if the vesting conditions were met. However, for unvested equity awards and where grant date was not established, we did not recognize any expense.

We, with the assistance of third-party valuations, utilize the Monte-Carlo valuation model to estimate the fair value of earnout shares at each reporting date. The application of the Monte-Carlo pricing model utilizes significant unobservable assumptions, including volatility. Significant judgment is required in determining the expected volatility of our common stock. Monte Carlo analysis simulates the future path of the Company’s stock price over the earnout period. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the liability’s estimated value.

Equity Valuations

For all periods prior to the consummation of the Business Combination, there was not a market for our equity. Accordingly, valuations of our equity instruments require the application of significant estimates, assumptions, and judgments. These valuations impact share-based compensation reported in our consolidated financial statements. The following discussion provides additional details regarding the significant estimates, assumptions, and judgments that impact the determination of the fair values of share-based compensation awards and the common stock that comprises our capital structure. The following discussion also explains why these estimates, assumptions, and judgments could be subject to uncertainties and future variability.

We used valuations of our common stock for various purposes, including, but not limited to, the determination of the exercise price of stock options and inclusion in the Black-Scholes option pricing model. As a privately held company, the lack of an active public market for our common stock required our management and board of directors to exercise reasonable judgment and consider a number of factors in order to make the best estimate of fair value of our equity. As our capital structure consisted of a single class of equity, Hyzon, with the assistance of a third-party valuation specialist, estimated the fair value of our total equity value using a combination of the comparable sales method (a market approach) and the excess earnings method (an income approach). Estimating our total equity value requires the application of significant judgment and assumptions. Factors considered in connection with estimating these values included:

•Recent arms-length transactions involving the sale or transfer of our common stock;

•Our historical financial results and future financial projections;

•The market value of equity interests in substantially similar businesses, which equity interests can be valued through nondiscretionary, objective means;
•The lack of marketability of our common stock;

•The likelihood of achieving a liquidity event, such as the business combination, given prevailing market conditions;

•Industry outlook; and

•General economic outlook, including economic growth, inflation and unemployment, interest rate environment and global economic trends.

The fair value ultimately assigned to our common stock may take into account any number or combination of the various factors described above, based upon their applicability at the time of measurement. Determination of the fair value of our common stock also may involve the application of multiple valuation methodologies and approaches, with varying weighting applied to each methodology as of the grant date. Application of these approaches involves: the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows; discount rates; market multiples; the selection of comparable companies; and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

As of November 12, 2020, the estimated fair value of our common stock was $2.00 per share. In making this determination, we relied upon the previous Round A equity financing, which closed on November 12, 2020, as being the only reliable indication of fair value of our common stock before (and including) December 1, 2020. The price of the Round A capital raise was $2.00 per share of our common stock.

The estimated fair value of our common stock was $4.45 per share as of December 31, 2020. The increase in fair value was primarily due to our progress and steps taken to prepare for the Business Combination. The necessary steps undertaken to prepare for the Business Combination included meeting with DCRB and financial advisors, discussing timing expectations, negotiating a non-binding letter of intent and signing a binding exclusivity agreement between DCRB and Hyzon. As our ongoing negotiations related to the Business Combination reflected an increased likelihood of a near-term exit transaction and/or liquidity event, the valuation of our equity as of December 31, 2020, took into consideration the indicated equity value implied by the negotiations. While the December 31, 2020, valuation incorporated indicated equity values based upon traditional income and market approaches consisting of the excess earnings method and comparable sales method. The valuation also incorporated the equity value implied by the business combination. Accordingly, the valuation applied the probability-weighted expected return method (PWERM) to weight the indicated equity value determined under the traditional income and market approaches and the equity value implied by our expected business combination with DCRB. Due to the proximity in time and observability, management placed the most significant weighting on the value as implied by the comparable sales method.

The estimated fair value of our common stock was $9.90 per share as of June 30, 2021. The increase in fair value from December 31, 2020 to June 30, 2021 was primarily due to Hyzon executing a non-binding letter of intent with DCRB in January 2021, signing a Business Combination Agreement with DCRB, and issuing a convertible note payable in the amount of $45.0 million in February 2021. In addition, Hyzon made progress in procuring new orders from customers during the six months ended June 30, 2021.

As of June 30, 2021, the estimated fair value of our common stock was $9.90 per share, which equates to an implied equity value of $1.0 billion. The primary difference between the fair value derived on June 30, 2021 and the fair value implied by the Business Combination is that the fair value implied by the Business Combination is based only upon a scenario in which the parties complete the Business Combination and is not probability weighted, in contrast to the June 30, 2021 valuation which considered multiple potential outcomes, some of which would have resulted in a lower value of our common stock than its implied transaction value.

Following the Business Combination with DCRB, it is no longer necessary for our management and its board of directors to estimate the fair value of our common stock, as the Class A common stock is traded in the public market.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such an election to opt out is irrevocable. Hyzon elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Hyzon, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time Hyzon is no longer considered to be an emerging growth company. At times, Hyzon may elect to early adopt a new or revised standard.

In addition, Hyzon intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, Hyzon intends to rely on such exemptions, Hyzon is not required to, among other things: (a) provide an auditor’s attestation report on Hyzon’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Hyzon will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of Hyzon’s first fiscal year following the fifth anniversary of the closing of DCRB’s initial public offering, (b) the last date of Hyzon’s fiscal year in which Hyzon has total annual gross revenue of at least $1.07 billion, (c) the date on which Hyzon is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Hyzon has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Material Transactions with Related Parties

Horizon IP Agreement

In January 2021, Hyzon entered into the Horizon IP Agreement with JS Horizon, part of the Horizon group of Companies, and in September 2021 JS Powertrain was an added party to the agreement. Pursuant to the agreement, the parties convey to each other certain rights in intellectual property relating to Hyzon’s core fuel cell and mobility product technologies under which Hyzon will pay JS Horizon and JS Powertrain a total fixed payment of $10.0 million. As of December 31, 2021, $6.9 million was paid and the remaining $3.1 million was paid February 2022.

Horizon Supply Agreement

In January 2021, Hyzon entered into a supply agreement with Jiangsu Horizon New Energy Technologies Co. Ltd, a wholly owned subsidiary of Horizon, to supply certain fuel cell components. The Company made a deposit payment to Horizon in the amount of $5.0 million for long lead time components. This payment is included in prepaid expenses as the components have yet been received as of December 31, 2021. The Company currently relies and expects to rely on Horizon as a single source supplier of hydrogen fuel cell systems until completion of Hyzon hydrogen fuel cell manufacturing facilities.

Holthausen and Affiliates

The Company entered into a joint venture agreement in 2020 to create Hyzon Europe with Holthausen. As Hyzon Europe builds out its production facilities, it relies on Holthausen for certain production resources that result in related party transactions. In addition, both companies rely on certain suppliers including Horizon.

In June 2021, the Company transferred inventory purchased from Horizon amounting to $1.2 million to Holthausen at cost and recorded a related party receivable of $1.2 million.

In July 2021, Hyzon Europe assumed certain retrofit service contracts from Holthausen Clean Technology B.V. The Company incurred $0.1 million to acquire these contracts. The Company currently owns 50.5% of the equity interests of Hyzon Europe. On December 31, 2021, Hyzon executed a non-binding Letter of Intent (“LOI”) with Holthausen to increase its stake to 75% in Hyzon Europe. Concurrent with the signing of this LOI, a €1.0 million refundable deposit was paid to Holthausen, approximately $1.1 million in USD. This deposit is recorded in the Consolidated Balance Sheets in Prepaid expenses and other current assets.

For the year ended December 31, 2021, the Company paid $0.5 million to Carl Holthausen and Max Holthausen as managing directors of Hyzon Europe.

As of December 31, 2021, the related party receivable from Holthausen is $0.3 million. As of December 31, 2020, the related party payable due to Holthausen was $0.2 million.

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Hyzon Motors Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hyzon Motors Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2021, and for the period January 21, 2020 (inception) to December 31, 2020 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021, and for the period January 21, 2020 (inception) to December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Correction of Misstatements

As discussed in Note 2 to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

Rochester, New York
March 30, 2022, except for Note 2, as to which the date is March 14, 2023

HYZON MOTORS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2021	December 31, 2020
	(As Restated)
ASSETS
Current assets
Cash	$445,146	$17,139
Accounts receivable	2,956	—
Related party receivable	264	—
Inventory	20,927	—
Prepaid expenses and other current assets	26,852	848
Total current assets	496,145	17,987
Property, plant, and equipment, net	14,346	418
Right-of-use assets	10,265	1,656
Investments in equity securities	4,948	122
Other assets	4,575	822
Total Assets	$530,279	$21,005
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,980	$215
Accrued liabilities	6,770	1,062
Related party payables	3,695	560
Contract liabilities	10,925	2,608
Current portion of lease liabilities	1,886	618
Total current liabilities	31,256	5,063
Long term liabilities
Lease liabilities	8,830	1,181
Private placement warrant liability	15,228	—
Earnout liability	103,761	—
Other liabilities	1,139	—
Total liabilities	$160,214	$6,244
Commitments and contingencies (Note 15)
Stockholders’ Equity
Common stock, $0.0001 par value; 400,000,000 shares authorized, 247,758,412 and 166,125,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively.	25	17
Additional paid-in capital	400,826	29,122
Accumulated deficit	(26,412)	(14,271)
Accumulated other comprehensive income (loss)	378	(16)
Total Hyzon Motors Inc. stockholders’ equity	374,817	14,852
Noncontrolling interest	(4,752)	(91)
Total Stockholders’ Equity	370,065	14,761
Total Liabilities and Stockholders’ Equity	$530,279	$21,005
The accompanying notes are an integral part of the consolidated financial statements.

HYZON MOTORS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share amounts)

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
	(As Restated)
Revenue	$(80)	$—
Operating expense:
Cost of revenue	15,634	—
Research and development	15,461	1,446
Selling, general, and administrative	67,853	12,785
Total operating expenses	98,948	14,231
Loss from operations	(99,028)	(14,231)

Other income (expense):
Change in fair value of private placement warrant liability	4,167	—
Change in fair value of earnout liability	84,612	—
Foreign currency exchange loss and other expense	(1,409)	(108)
Interest expense, net	(5,235)	(37)
Total other income (expense)	82,135	(145)
Net loss	$(16,893)	$(14,376)
Less: Net loss attributable to noncontrolling interest	(4,752)	(105)
Net loss attributable to Hyzon	$(12,141)	$(14,271)
Comprehensive loss:
Net loss	$(16,893)	$(14,376)
Foreign currency translation adjustment	485	(20)
Comprehensive loss	$(16,408)	$(14,396)
Less: Comprehensive loss attributable to noncontrolling interest	(4,661)	(109)
Comprehensive loss attributable to Hyzon	$(11,747)	$(14,287)

Net loss attributable to Hyzon per share:
Basic	$(0.06)	$(0.09)
Diluted	$(0.06)	$(0.09)

Weighted average common shares outstanding:
Basic	203,897	152,650
Diluted	203,897	152,650
The accompanying notes are an integral part of the consolidated financial statements.

HYZON MOTORS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except share data)

	Legacy Common Stock		Common Stock Class A		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Hyzon Motors Inc. Stockholders’ Equity (Deficit)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at January 21, 2020 (Inception)	83,750,000	$84	—	$—	—	—	—	84	—	$84
Retroactive application of recapitalization	(83,750,000)	(84)	148,405,000	15	69	—	—	—	—	—
Adjusted balance, beginning of period	—	—	148,405,000	15	69	—	—	84	—	84
Issuance of common stock, net of issuance costs of $1,024 (1)	—	—	17,277,000	2	18,474	—	—	18,476	—	18,476
Conversion of convertible notes (1)	—	—	443,000	—	500	—	—	500	—	500
Stock-based compensation	—	—	—	—	10,079	—	—	10,079	—	10,079
Non-controlling interest capital contribution	—	—	—	—	—	—	—	—	18	18
Net loss attributable to Hyzon	—	—	—	—	—	(14,271)	—	(14,271)	—	(14,271)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(105)	(105)
Foreign currency translation loss	—	—	—	—	—	—	(16)	(16)	(4)	(20)
Balance at December 31, 2020	—	$—	166,125,000	$17	29,122	(14,271)	(16)	14,852	(91)	$14,761
Reverse recapitalization transaction, net (Note 4)	—	—	73,502,303	7	351,498	—	—	351,505	—	351,505
Issuance of common stock	—	—	7,234,006	1	(1)	—	—	—	—	—
Exercise of stock options	—	—	436,037	—	532	—	—	532	—	532
Stock-based compensation	—	—	—	—	30,027	—	—	30,027	—	30,027
Vesting of RSUs	—	—	428,107	—	—	—	—	—	—	—
Common stock issued for the cashless exercise of warrants	—	—	32,959	—	—	—	—	—	—	—
IP transaction – deemed distribution	—	—	—	—	(10,000)	—	—	(10,000)	—	(10,000)
Repurchase of warrants	—	—	—	—	(540)	—	—	(540)	—	(540)
Issuance of Hongyun Warrants	—	—	—	—	188	—	—	188	—	188
Net loss attributable to Hyzon	—	—	—	—	—	(12,141)	—	(12,141)	—	(12,141)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(4,752)	(4,752)
Foreign currency translation loss	—	—	—	—	—	—	394	394	91	485
Balance at December 31, 2021 (As Restated)	—	$—	247,758,412	$25	400,826	(26,412)	378	374,817	(4,752)	$370,065
(1)Issuance of common stock, net of issuance costs of $1,024 and conversion of convertible notes have been retroactively restated to give effect to the recapitalization transaction.
The accompanying notes are an integral part of the consolidated financial statements.

HYZON MOTORS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
	(As Restated)
Cash Flows from Operating Activities:
Net loss	$(16,893)	$(14,376)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,140	185
Stock-based compensation	30,087	9,983
Loss on extinguishment of convertible notes	107	—
Noncash interest expense	5,224	—
Issuance of warrants	188	—
Fair value adjustment of private placement warrant liability	(4,167)	—
Fair value adjustment of earnout liability	(84,612)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,971)	—
Inventory	(20,958)	—
Prepaid expenses and other current assets	(24,937)	(824)
Other assets	(169)	—
Accounts payable	8,526	215
Accrued liabilities	4,891	467
Related party payables	(227)	560
Contract liabilities	9,318	2,608
Other liabilities	1,146	—
Net cash used in operating activities	(94,307)	(1,182)
Cash Flows from Investing Activities:
Purchases of property and equipment	(14,560)	(431)
Advanced payments for capital expenditures	(1,172)	—
Investment in equity securities	(4,826)	(122)
Investment in non-consolidated affiliates	(98)	—
Net cash used in investing activities	(20,656)	(553)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock, net of transaction costs	—	18,560
Proceeds from Business Combination, net of redemption and transaction costs (Note 4)	508,993	—
Payment for purchase of Horizon IP	(6,900)	—
Exercise of stock options	532	—
Payment of finance lease liability	(203)	(29)
Debt issuance costs	(133)	—
Repurchase of warrants	(540)	—
Deferred transaction costs	—	(137)
Proceeds from issuance of convertible notes	45,000	500
Net cash provided by financing activities	546,749	18,894
Effect of exchange rate changes on cash	440	(20)
Net change in cash and restricted cash	432,226	17,139
Cash—Beginning	17,139	—
Cash and restricted cash—Ending	$449,365	$17,139
Supplemental schedule of non-cash investing activities and financing activities:
Conversion of Legacy Hyzon Common Stock	73	—
Recognition of earnout liability in Business Combination	188,373	—
Recognition of Private Placement Warrant liability in Business Combination	19,395	—
Horizon IP Agreement - Fee	10,000	—
Conversion of convertible notes for common stock	50,198	—
Acquisitions of property and equipment included in current liabilities	61	—
The accompanying notes are an integral part of the consolidated financial statements.

HYZON MOTORS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Basis of Presentation

Description of Business

Hyzon Motors Inc. ("Hyzon" or the "Company"), formerly known as Decarbonization Plus Acquisition Corporation ("DCRB"), headquartered in Honeoye Falls, New York, was incorporated in the State of Delaware on September 7, 2017. The Company is majority-owned by Hymas Pte. Ltd. ("Hymas"), which is majority-owned but indirectly controlled by Horizon Fuel Cell Technologies PTE Ltd., a Singapore company ("Horizon"). Hyzon assembles and supplies hydrogen fuel cell-powered commercial vehicles across North America, Europe, China, and Australia. In addition, Hyzon builds and fosters a clean hydrogen supply ecosystem with leading partners from feedstocks through production, dispensing and financing.

On February 8, 2021, Legacy Hyzon Motors Inc. ("Legacy Hyzon"), incorporated in the State of Delaware on January 21, 2020, entered into a Business Combination Agreement and Plan of Reorganization (the "Business Combination") with DCRB to effect a business combination between DCRB and Legacy Hyzon with DCRB Merger Sub Inc., a wholly owned subsidiary of DCRB, merging with and into Legacy Hyzon, with Legacy Hyzon surviving the merger as a wholly owned subsidiary of DCRB. The transaction was unanimously approved by DCRB’s Board of Directors and was approved at a special meeting of DCRB’s stockholders on July 15, 2021. On July 16, 2021, Legacy Hyzon completed its business combination with DCRB. Concurrent with the completion of the Business Combination, DCRB changed its name to “Hyzon Motors Inc.” and Legacy Hyzon changed its name to “Hyzon Motors USA Inc.”

Basis of Presentation

The accompanying consolidated financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") pursuant to the requirements and rules of the Securities and Exchange Commission (“SEC”). Any reference in these notes to applicable guidance refers to U.S. GAAP as found in U.S. Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Principles of Consolidation

The consolidated financial statements reflect the Company’s accounts and operations, those of its wholly owned subsidiaries and subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of ASC 810, Consolidation, the Company consolidates any variable interest entity (“VIE”) of which the Company is the primary beneficiary. The Company assesses its relationships with all the VIEs on an ongoing basis to evaluate whether the Company continues to be the primary beneficiary. All intercompany accounts and transactions are eliminated upon consolidation. The Company's share of earnings or losses of nonconsolidated affiliates is included in the consolidated operating results using the equity method of accounting when the Company is able to exercise significant influence over the operating and financial decisions of the affiliate. Investments in other companies are carried at cost.

Use of Estimates

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information

The Company’s Chief Executive Officer has been identified as the chief operating decision maker. As the chief operating decision maker reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance, the Company has determined that it operates in one operating and reportable segment.

Liquidity and Capital Resources

The Company has incurred losses from operations since inception. The Company incurred net losses of $16.9 million and $14.4 million for the year ended December 31, 2021 and the period from January 21, 2020 (inception) through December 31, 2020, respectively. Accumulated deficit amounts to $26.4 million and $14.3 million as of December 31, 2021 and 2020, respectively. Net cash used in operating activities was $94.3 million and $1.2 million for the year ended December 31, 2021 and the period from January 21, 2020 (inception) through December 31, 2020, respectively.

On July 16, 2021, the Company received $509.0 million in cash, net of redemption and transaction costs as a result of the Business Combination (see Note 4. Business Combination). As of December 31, 2021, the Company has $445.1 million in unrestricted cash. Management expects that the Company’s current source of liquidity including cash, after taking consideration of the current projections of cash flows used in operating and investing activities, will be sufficient to meet its liquidity requirements for at least one year from the issuance date of these consolidated financial statements. Based on the above considerations, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

Risks and Uncertainties

The Company is subject to a variety of risks and uncertainties common to early-stage companies with a history of losses and are expected to incur significant expenses and continuing losses for the foreseeable future. The risks and uncertainties include, but not limited to, further development of its technology, marketing and distribution channels, further development of its supply chain and manufacturing, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and the ability to secure additional capital to fund operations.

Note 2. Restatement of Previously Issued Financial Statements

Management, in concurrence with the Company’s Audit Committee, concluded that the Company's previously issued financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company's previously issued unaudited interim financial information included in the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2021 and March 31, 2022 (collectively the “ Affected Financial Statements”) should no longer be relied upon. Details of the restated consolidated financial statements as of and for the fiscal year ended December 31, 2021 are provided below (“Restatement Items”). The Company evaluated the materiality of these errors both qualitatively and quantitatively in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality and SAB No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements, and determined the effect of the corrections was material to the Affected Financial Statements. As a result of the material misstatements, the Company has restated its Affected Financial Statements, in accordance with ASC 250, Accounting Changes and Error Corrections.

The Restatement Items primarily reflect adjustments to correct errors related to the recognition of revenue and associated balances for China fuel cell electric vehicle ("FCEV") transactions, and adjustments to correct errors related to the recognition of revenue and associated balances for European FCEV transactions. In addition to the correction of the errors discussed above, the Company has corrected for Other Immaterial Errors in all Affected Financial Statements.

The Company has also updated all accompanying footnotes and disclosures affected by Restatements Items and Other Immaterial Errors, respectively, within Note 1. Nature of Business and Basis of Presentation, Note 3. Summary of Significant Accounting Policies, Note 4. Business Combination, Note 5. Revenue, Note 6. Inventory, Note 7. Prepaid Expenses and Other Current Assets, Note 8. Property, Plant, and Equipment, net, Note 9. Accrued Liabilities, Note 13. Income Taxes, Note 14. Fair Value Measurements, Note 17. Stockholders' Equity, Note 18. Related Party Transactions, and Note 19. Loss per Share.

Restatement Items

A.Hyzon China revenue transactions - In July 2022, management discovered and brought to the attention of the Board that certain vehicles in China may not have met the criteria necessary to recognize revenue as of December 31, 2021. The Special Committee was formed to conduct an investigation regarding the Company’s revenue recognition timing and internal controls and procedures for both China and Europe operations. The Company determined that it incorrectly recorded revenue and cost of revenue related to certain FCEVs delivered to customers in China in the fourth quarter of 2021, as the Company did not meet all relevant revenue recognition requirements under U.S. GAAP related to these vehicles. The Company determined that for all Hyzon China revenue transactions the alternative method for revenue recognition was appropriate because the contract existence criteria were not met. For 62 FCEVs, while control of such FCEVs was transferred to the customer prior to December 31, 2021, the Company's obligation to deliver functioning FCEVs was not fully satisfied for revenue recognition purposes as of December 31, 2021, as certain of the FCEVs were not commissioned prior to December 31, 2021. For the other 20 FCEVs, the Company concluded it incorrectly recorded revenue in the fourth quarter of 2021, as it had not yet transferred control of the FCEVs to the customer, nor fully satisfied the obligation to deliver fully functioning FCEVs until the third quarter of 2022. Additionally, for both of the Hyzon China revenue transactions, the Company incorrectly recorded VAT receivable from customers totaling $1.8 million as of December 31, 2021. The Company determined that consideration received from those customers should have first been applied against any VAT receivables and then recorded within contract liabilities until the revenue recognition criteria under the Alternative Method of Revenue Recognition are met. Correction of the errors decreased Revenue by $4.0 million and Cost of revenue by $3.1 million, increased Selling, general and administrative expense by $0.3 million, decreased Prepaid expenses and other current assets by $0.9 million, Other long-term assets by $0.9 million, and Other long-term liabilities by $0.9 million, and increased Inventory by $2.9 million, Accrued liabilities by $0.7 million and Contract liabilities by $2.5 million.

B.Hyzon Europe revenue transactions - The Investigation revealed that for five vehicles for which Hyzon Europe recognized revenue in 2021, Hyzon Europe subsequently performed various levels of work and repair efforts on such vehicles after revenue had been recognized. Consequently, the Company conducted an internal accounting review for its European customer arrangements. The Company determined that the accounting analysis previously applied to certain Hyzon Europe customer contracts, which were assumed from Holthausen Clean Technology B.V. in July 2021, was incorrect. More specifically, the Company previously determined that Hyzon Europe had acquired title to work-in-process vehicles from Holthausen Clean Technology B.V. and had been manufacturing and assembling these FCEVs for subsequent sale to customers. Hyzon Europe had instead assumed service contracts related to the retrofit services to convert the customers' own ICE powered vehicles to hydrogen FCEVs. Therefore, the Company revised its revenue recognition analysis and concluded that Hyzon Europe should not have recorded the assumption of these contracts as inventory and associated contract liabilities, and also should have recognized revenue related to these service contract arrangements on an over-time basis utilizing an input method rather than recording revenue at a point in time. Correction of the error decreased Revenue by $2.1 million, Cost of revenue by $2.5 million, Research and development expense by $0.8 million, increased Selling, general and administrative expense by $0.1 million, decreased Inventory by $0.9 million, Accrued liabilities by $0.1 million, and Contract liabilities by $1.9 million.

C.Transaction costs - The Company has adjusted its prior allocation of transaction costs incurred in connection with the Business Combination to reflect the allocation of the correct balance of Company incurred transaction costs between the liability classified earnout arrangement and the newly issued equity instruments in the Business Combination in the third quarter of 2021. The adjustment resulted in a reduction of amounts previously allocated to the earnout liability and recognized as expense, offset by an equal increase of transaction costs allocated to the newly issued equity instruments and recorded against additional paid-in capital. Correction of the error decreased Selling, general, and administrative expense and Additional paid-in capital by $3.1 million.

Other Immaterial Errors

In addition to the Restatement Items, the Company has corrected Other Immaterial Errors. While these Other Immaterial Errors are quantitatively and qualitatively immaterial, individually and in the aggregate, because the Company is correcting for the material errors, the Company has decided to correct these Other Immaterial Errors as well. Additionally, certain items previously reported in specific financial statements captions have been reclassified to conform to the to the current presentation in the consolidated financial statements and the accompanying notes. Correction of miscellaneous immaterial errors decreased Research and development expenses by $0.2 million, increased Selling, general, and administrative expenses by $0.9 million, Accounts receivable by $0.4 million, Accrued liabilities by $0.2 million, Other long-term liabilities by $0.7 million, and Additional paid-in capital by $0.9 million, decreased Inventory by $0.4 million, Prepaid expenses and other current assets by $0.2 million, Accounts payable by $0.4 million, and Contract liabilities by $0.9 million .

Summary Impact of Restatement Items and Other Immaterial Errors

The following tables present the effect of the Restatement Items, as well as Other Immaterial Errors, on the Company’s consolidated balance sheet for the period indicated (in thousands, except per share):

	As of December 31, 2021
	As Previously Reported	Restatement Adjustments	Restatement References	As Restated
ASSETS
Current assets
Cash	$445,146	$—		$445,146
Accounts receivable	2,598	358		2,956
Related party receivable	264	—		264
Inventory	19,245	1,682	(A), (B)	20,927
Prepaid expenses and other current assets	27,970	(1,118)	(A)	26,852
Total current assets	495,223	922		496,145
Property, plant, and equipment, net	14,311	35		14,346
Right-of-use assets	10,265	—		10,265
Investments in equity securities	4,948	—		4,948
Other assets	5,430	(855)	(A)	4,575
Total Assets	$530,177	$102		$530,279
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$8,430	$(450)		7,980
Accrued liabilities	6,026	744	(A), (B)	6,770
Related party payables	3,633	62		3,695
Contract liabilities	11,230	(305)	(A), (B)	10,925
Current portion of lease liabilities	1,886	—		1,886
Total current liabilities	31,205	51		31,256
Long term liabilities
Lease liabilities	8,830	—		8,830
Private placement warrant liability	15,228	—		15,228
Earnout liability	103,761	—		103,761
Other liabilities	1,296	(157)	(A)	1,139
Total liabilities	160,320	(106)		160,214
Commitments and contingencies
Stockholders' Equity
Common stock, $0.0001 par value; 400,000,000 shares authorized, 247,758,412 and 166,125,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	25	—		25
Additional paid-in capital	403,016	(2,190)	(C)	400,826
Accumulated deficit	(28,117)	1,705		(26,412)
Accumulated other comprehensive income (loss)	373	5		378
Total Hyzon Motors Inc. stockholders’ equity	375,297	(480)		374,817
Noncontrolling interest	(5,440)	688		(4,752)
Total Stockholders’ Equity	369,857	208		370,065
Total Liabilities and Stockholders’ Equity	$530,177	$102		$530,279

The following tables present the effect of the Restatement Items, as well as Other Immaterial Errors, on the Company’s consolidated statement of operations and comprehensive loss for the period indicated (in thousands, except per share amounts):

	Year Ended December 31, 2021
	As Previously Reported	Restatement Adjustments	Restatement References	As Restated

Revenue	$6,049	$(6,129)	(A), (B)	$(80)
Operating expense:
Cost of revenue	21,191	(5,557)	(A), (B)	15,634
Research and development	16,443	(982)	(B)	15,461
Selling, general, and administrative	69,792	(1,939)	(A), (B), (C)	67,853
Total operating expenses	107,426	(8,478)		98,948
Loss from operations	(101,377)	2,349		(99,028)
Other income (expense):
Change in fair value of private placement warrant liability	4,167	—		4,167
Change in fair value of earnout liability	84,612	—		84,612
Foreign currency exchange loss and other expense	(1,452)	43		(1,409)
Interest expense, net	(5,235)	—		(5,235)
Total other income (expense)	82,092	43		82,135
Net loss	$(19,285)	$2,392		$(16,893)
Less: Net loss attributable to noncontrolling interest	(5,439)	687		(4,752)
Net loss attributable to Hyzon	$(13,846)	$1,705		$(12,141)
Comprehensive loss:
Net loss	(19,285)	2,392		(16,893)
Foreign currency translation adjustment	479	6		485
Comprehensive loss	(18,806)	2,398		(16,408)
Less: Comprehensive loss attributable to noncontrolling interest	(5,349)	688		(4,661)
Comprehensive loss attributable to Hyzon	$(13,457)	$1,710		$(11,747)
Net loss attributable to Hyzon per share:
Basic	$(0.07)	$0.01		$(0.06)
Diluted	$(0.07)	$0.01		$(0.06)
Weighted average common shares outstanding:
Basic	203,897	—		203,897
Diluted	203,897	—		203,897

The following tables present the effect of the Restatement Items, as well as Other Immaterial Errors, on the Company’s consolidated statement of changes in stockholders' equity (in thousands, except share and per share amounts):

	Common Stock Class A			Retained Earnings (Accumulated Deficit)	Accumulative Other Comprehensive Income	Total Hyzon Motors Inc. Stockholders' Equity (Deficit)	Noncontrolling Interest	Total Stockholders' Equity
	Shares	Amount	Additional Paid-in Capital
BALANCE - December 31, 2021 (As Previously Reported)	247,758,412	$25	$403,016	$(28,117)	$373	$375,297	$(5,440)	$369,857
Cumulative adjustments	—	—	(2,190)	1,705	5	(480)	688	208
BALANCE - December 31, 2021 (As Restated)	247,758,412	$25	$400,826	$(26,412)	$378	$374,817	$(4,752)	$370,065

The following tables present the effect of the Restatement Items, as well as Other Immaterial Errors, on the Company’s consolidated statement of cash flows (in thousands):

	Year Ended December 31, 2021
	As Previously Reported	Restatement Adjustments***	As Restated
Cash Flows from Operating Activities:
Net loss	$(19,285)	$2,392	$(16,893)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,140	—	1,140
Stock-based compensation	29,148	939	30,087
Loss on extinguishment of convertible notes	107	—	107
Noncash interest expense	5,224	—	5,224
Issuance of warrants	188	—	188
Fair value adjustment of private placement warrant liability	(4,167)	—	(4,167)
Fair value adjustment of earnout liability	(84,612)	—	(84,612)
Changes in operating assets and liabilities:
Accounts receivable	(2,614)	(357)	(2,971)
Inventory	(19,276)	(1,682)	(20,958)
Prepaid expenses and other current assets	(22,970)	(1,967)	(24,937)
Other assets	(1,023)	854	(169)
Accounts payable	8,164	362	8,526
Accrued liabilities	4,966	(75)	4,891
Related party payables	(290)	63	(227)
Contract liabilities	8,684	634	9,318
Other liabilities	1,425	(279)	1,146
Net cash used in operating activities	(95,191)	884	(94,307)
Cash Flows from Investing Activities:
Purchases of property and equipment	(14,525)	(35)	(14,560)
Advanced payments for capital expenditures	(4,257)	3,085	(1,172)
Investment in equity securities	(4,826)	—	(4,826)
Investment in non-consolidated affiliates	(98)	—	(98)
Net cash used in investing activities	(23,706)	3,050	(20,656)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock, net of transaction costs	—	—	—
Proceeds from Business Combination, net of redemption and transaction costs	512,936	(3,943)	508,993
Payment for purchase of Horizon IP	(6,900)	—	(6,900)
Exercise of stock options	532	—	532
Payment of finance lease liability	(203)	—	(203)
Debt issuance costs	(133)	—	(133)
Repurchase of warrants	(540)	—	(540)
Deferred transaction costs	—	—	—
Proceeds from issuance of convertible notes	45,000	—	45,000
Net cash provided by financing activities	550,692	(3,943)	546,749
Effect of exchange rate changes on cash	431	9	440
Net change in cash and restricted cash	432,226	—	432,226
Cash—Beginning	17,139	—	17,139
Cash and restricted cash—Ending	$449,365	$—	$449,365
Supplemental schedule of non-cash investing activities and financing activities:
Conversion of Legacy Hyzon Common Stock	73	—	73
Recognition of earnout liability in Business Combination	188,373	—	188,373
Recognition of Private Placement Warrant liability in Business Combination	19,395	—	19,395
Horizon IP Agreement - Fee	10,000	—	10,000
Conversion of convertible notes for common stock	50,198	—	50,198
Acquisitions of property and equipment included in current liabilities	61	—	61
*** The adjustments within the consolidated statement of cash flows for the year ended December 31, 2021 were due to the reconciliation of the changes in account balances used in preparing the statement of cash flows resulting from the various error corrections included in the above financial statements.

Note 3. Summary of Significant Accounting Policies

Revenue

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is based on the amount of transaction price to which the Company is entitled, subject to the allocation of the transaction price to distinct performance obligations. The Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration for which the Company expects to receive in exchange for those goods or services. To determine revenue recognition, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

When it determines it is not probable that it will collect all of the consideration to which it will be entitled under a customer contract, the Company concludes the contract existence criteria under ASC 606 are not met. In these cases, the Company recognizes revenue to the extent of consideration received provided the amounts are non-refundable, the Company has transferred control of the goods or services to which the consideration relates, the Company has stopped transferring goods or services, and there is no obligation to transfer additional services ("Alternative Method for Revenue Recognition").

The Company recognizes the incremental costs of obtaining contracts, including commissions, as an expense when incurred as the contractual period of the Company's arrangements are expected to be one year or less. Amounts billed to customers related to shipping and handling are classified as revenue, and the Company has elected to recognize the cost for freight and shipping when control over vehicles, parts, or accessories has transferred to the customer as an expense in cost of revenue.

Product Sales

The Company enters into sales contracts with customers for the purchase of the Company’s products and services including fuel cell systems, FCEVs, parts, product support, and other related services. The Company considers order confirmations or purchase orders, which in some cases are governed by master vehicle supply agreements, to be contracts with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of product(s) or service to a customer. On standard vehicle sales contracts, revenues are recognized at a point in time when customers obtain control of the vehicle, which among other indicators, is generally when transfer of title and risks and rewards of ownership of goods have passed and when the Company has a present right to payment. Provisions for warranties are made at the time of sale. Sales, value-added, and other taxes collected concurrent with revenue producing activities are excluded from revenue.

Payment terms for sales of FCEVs to certain customers have included installment billing terms to fund the Company’s working capital requirements. The Company does not adjust the transaction price for a significant financing component when the performance obligation is expected to be fulfilled within a year as the amount is not material.

In China, the Company has granted extended payment terms to customers, which resulted in the Company concluding collection of all of the consideration under the contract is not probable. As a result, the contract existence criteria is not met and revenue is recognized under the Alternative Method of Revenue Recognition, which may not be in the same period that control of the related goods is transferred to the customers (see Note 5. Revenue). The Company does not include a right of return on its products other than rights related to standard warranty provisions that permit repair or replacement of defective goods.

Retrofit Services

The Company also enters into contracts with customers to retrofit ICE vehicles to FCEVs. In general, the customer controls any work in process arising from the Company’s performance; and the Company has in effect agreed to sell its rights to the work as it performs on a continuous basis. Revenue from these contracts is generally recognized over time utilizing an input method. Under the input method, the extent of progress towards completion is measured based on the ratio of normal costs incurred to date to the total estimated costs at completion of the performance obligation. Unexpected amounts of wasted materials, labor or other resources are excluded from the cost-to-cost measure of progress. The Company believes that this method is the most accurate representation of the Company's performance, because it directly measures the value of the services transferred to the customer over time as the Company incurs costs on its contracts. Contract costs include all direct materials, labor, and indirect costs related to contract performance, which may include indirect labor, supplies, tools, repairs and depreciation costs. The amount of revenue recognized for these contracts in a period is dependent on our ability to estimate total contract costs. The Company continually evaluates its estimates of total contract costs based on available information and experience.

Accounts Receivable

Accounts receivable primarily arise from sales of FCEVs to customers in the normal course of business. They are stated at the amount billed or billable to customers, net of any allowance for credit losses. An allowance for credit losses accounts is established through a charge to Selling, general, and administrative (“SG&A”) expenses. The allowance is an estimate of the amount required to absorb probable losses on receivables that may become uncollectible. The receivables are written-off when amounts due are determined to be uncollectible. Since the date of inception, the Company has not experienced significant losses or past due amounts on trade and other receivables. As of December 31, 2021 and 2020 the Company recorded no allowance for credit losses.

Concentration of Supply Risk

The Company is subject to risks related to its dependence on suppliers as some of the components and technologies used in the Company’s products are produced by a limited number of sources or contract manufacturers. The inability of these suppliers to deliver necessary components in a timely manner, at prices and quantities acceptable to the Company may cause the Company to incur transition costs to other suppliers and could have a material and adverse impact on the Company’s business, growth and financial and operating results. The Company currently relies and expects to rely on Horizon as a single source supplier of hydrogen fuel cell systems until completion of Hyzon hydrogen fuel cell manufacturing facilities.

Warranties

In most cases, products that customers purchase from the Company are covered by a one to six-year limited product warranty. At the time products are sold, the Company estimates the cost of expected future warranty claims and accrues estimated future warranty costs in cost of revenue. These estimates are based on industry information, actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company’s relatively short history, and changes to the historical or projected warranty experience may cause changes to the warranty reserve when the Company accumulates more actual data and experience in the future. The Company will periodically review the adequacy of its product warranties and adjust, if necessary, the warranty percentage and accrued warranty liability for actual historical experience. The Company accrued warranty obligations of $0.8 million within Accrued liabilities as of December 31, 2021.

Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right of use ("ROU") asset and a lease liability (i.e., finance obligation) at the lease commencement date. For operating and finance leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date and is subsequently measured at amortized cost using the effective interest method. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

The Company has operating or finance leases for office space, research and development space, warehouse and manufacturing space. For finance leases, lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term.

The lease term for all of the Company’s leases includes the noncancelable period of the lease, plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Lease payments included in the measurement of the lease liability comprise fixed payments, and the exercise price of a Company option to purchase the underlying asset if the Company is reasonably certain to exercise the option. Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments based on changes in index rates or usage, are not included in the ROU assets or liabilities. These are expensed as incurred and recorded as variable lease expense.

The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component. The Company has elected not to recognize leases with original lease terms of 12 months or less (“short-term leases”) on the Company’s balance sheet. Short-term lease cost was immaterial for the year ended December 31, 2021 and for the period from January 21, 2020 (inception) through December 31, 2020.

Cash & Restricted Cash

Cash includes cash held in banks. The Company deposits its cash with high credit quality institutions to minimize credit risk exposure.

Restricted cash is pledged as security for letters of credit or other collateral amounts established by the Company for certain lease obligations, corporate credit cards, and other contractual arrangements. The Company presents restricted cash separately from unrestricted cash on the Consolidated Balance Sheets, included within Other assets. As of December 31, 2021, the Company has $4.2 million in restricted cash. The Company had no restricted cash as of December 31, 2020.

Inventory

Inventories are stated at the lower of cost and net realizable value ("NRV"). Cost is determined using the first-in, first-out method ("FIFO") for all inventories. The Company writes-down inventory for any excess or obsolete inventoried or when the Company believes that the net realizable value of inventories is less than the carrying value. Inventory write-downs are recognized in Cost of revenue.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Major improvements that extend the useful life or add functionality are capitalized. Repair and maintenance costs are expensed as incurred. The cost of properties sold or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the balance sheet accounts at the time of disposal and resulting gains and losses are included as a component of operating income. Depreciation is recorded on a straight-line basis over the shorter of the lease term or the following estimated useful lives of the assets.

Years
Buildings and improvements	30 years
Leasehold improvements	5 years
Machinery and equipment	7 years
Software	3 - 5 years
Vehicles	5 years

Investments in Equity Securities

The Company owns common shares, participation rights, and options to purchase additional common shares in certain private companies. The Company does not have control and does not have the ability to exercise significant influence over operating and financial policies of these entities. The investment does not have a readily determinable fair value and thus the investment is measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Changes in the fair values of the investments are recorded in Other income (expense) on the Consolidated Statements of Operations and Comprehensive Loss (see Note 11. Investments in Equity Securities).

Investments in Non-consolidated Affiliates

Equity method investments are recorded at original cost and adjusted periodically to recognize (i) the Company’s proportionate share of the investees’ net income or losses after the date of investment, (ii) additional contributions made and dividends or distributions received, and (iii) impairment losses resulting from adjustments to fair value.

The Company assesses the potential impairment of equity method investments and determines fair value based on valuation methodologies, as appropriate, including the present value of estimated future cash flows, estimates of sales proceeds, and market multiples. If an investment is determined to be impaired and the decline in value is other than temporary, a write-down is recorded as appropriate.

Fair Value Measurements

Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. Observable market data, when available, is required to be used in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Warrant liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance and adjusted to the current fair value at each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the Consolidated Statements of Operations and Comprehensive Loss (see Note 17. Stockholders' Equity).

Earnout liability

As a result of the Business Combination, the Company recognized earnout shares to Legacy Hyzon’s common stockholders as a liability. Pursuant to ASC 805-10, Business Combinations (“ASC 805”) the Company determined that the initial fair value of the earnout shares should be recorded as a liability with the offset recorded to additional paid-in capital and with subsequent changes in fair value recorded in the Consolidated Statements of Operations and Comprehensive Loss at each reporting period. The earnout shares to other holders of outstanding equity awards are accounted for under ASC 718, Stock Compensation (“ASC 718”), as these earnout shares are compensatory in nature and relate to services provided or to be provided to the Company.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the assets from expected undiscounted future cash flows from operations. An impairment charge would be recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the asset. Fair value is determined using either the market or sales comparison approach, cost approach or anticipated cash flows discounted at a rate commensurate with the risk involved. The Company did not record any impairment loss for the year ended December 31, 2021, nor for the period from January 21, 2020 (inception) through December 31, 2020.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes (“ASC 740”), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in its consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the Consolidated Statements of Operations and Comprehensive Loss.

Foreign Currency Translation and Transactions

The functional and reporting currency of each of the Company’s foreign subsidiaries is determined based on the primary currency in which they operate and appropriate economic factors. For the translation from the applicable foreign currencies to U.S. dollars, period-end exchange rates are utilized for balance sheet accounts and weighted average exchange rates for each period for revenue and expense accounts. The cumulative translation adjustments are recognized as a component of Accumulated other comprehensive loss.

For all transactions denominated in a currency other than a subsidiary’s functional currency, exchange rate gains and losses are recognized in earnings in the period incurred. Net foreign currency transaction losses of $1.3 million and a negligible amount were recorded for the year ended December 31, 2021 and for the period from January 21, 2020 (inception) through December 31, 2020, respectively. These amounts are recorded in Other income (expense) on the Consolidated Statements of Operations and Comprehensive Loss.

Stock-based Compensation

Incentive plans that provide for the granting of stock-based compensation to employees, directors, and consultants are described in Note 16. Stock-based Compensation Plans. The Company recognizes compensation expense for its stock-based compensation programs, which can include stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”) and performance awards.

The fair value of stock option awards with only service and/or performance conditions is estimated on the grant or offering date using the Black-Scholes option-pricing model. Assumptions used to estimate compensation expense include fair value of common stock, expected price volatility of common stock, expected term, risk-free interest rates, and expected dividend yield. The fair value of RSUs is measured on the grant date based on the closing fair market value of the Company's common stock. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, net of actual forfeitures in the period.

For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable. In the period in which the qualifying event is probable, the Company will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values.

Research and Development

Research and development costs arise from ongoing activities associated with improving existing products and advancing development of new and next generation products. Research and development costs that do not meet the requirements to be recognized as an asset, as the associated future benefits are uncertain and no alternative future use is identified, are expensed as incurred.

Selling, General, and Administrative Expense

Selling, general, and administrative expense consist of personnel costs, depreciation and amortization, sales and marketing costs, and facilities expense. These costs are recognized when incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and comprehensive income (loss). Foreign currency translation adjustments are reported in Comprehensive income (loss) in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Variable Interest Entity Arrangements

The Company performs both qualitative and quantitative analysis of its variable interests, including loans, guarantees, and equity investments, to determine if the Company has any variable interests in variable interest entities. Qualitative analysis is based on an evaluation of the design of the entity, its organizational structure including decision making ability, and financial agreements. Quantitative analysis is based on the entity’s forecasted cash flows. U.S. GAAP requires a reporting entity to consolidate a variable interest entity when the reporting entity has a variable interest that provides it with a controlling financial interest in the variable interest entity. The entity that consolidates a variable interest entity is referred to as the primary beneficiary of that variable interest entity. The Company uses qualitative and quantitative analyses to determine if it is the primary beneficiary of variable interest entities.

In 2020, Hyzon entered into a joint venture agreement (the “JV Agreement”) with Holthausen Clean Technology Investment B.V. (“Holthausen”) (together referred to as the “Shareholders”) to establish a venture in the Netherlands called Hyzon Motors Europe B.V. (“Hyzon Europe”). The Shareholders combined their resources in accordance with the JV Agreement to mass commercialize fuel cell trucks within the European Union and nearby markets such as the United Kingdom, the Nordic countries, and Switzerland through Hyzon Europe. Hyzon and Holthausen have 50.5% and 49.5% ownership interest in the equity of Hyzon Europe, respectively.

The Company determined it is the primary beneficiary of Hyzon Europe because it serves as the manager of the Hyzon Europe’s operations, for which it owns 50.5%, thereby giving the Company the power to direct activities of the Hyzon Europe that most significantly impact its economic performance. The Company also has exposure to the losses of the entity and the right to receive benefits from the entity that could potentially be significant to the entity as a result of its equity interest. The Consolidated Balance Sheets after elimination of any intercompany transactions and balances include assets of $49.5 million and $1.0 million as of December 31, 2021 and 2020, respectively, and liabilities of $13.1 million and $1.2 million as of December 31, 2021 and 2020, respectively, related to Hyzon Europe. The noncontrolling interest represents Holthausen’s ownership interest in Hyzon Europe.

On October 18, 2021, the Company’s wholly owned subsidiary, Hyzon Automotive Technology Co., Ltd. (“Hyzon China”) entered into a joint venture agreement (the “Foshan JV Agreement”) with Foshan Zhongbang Earthwork Engineering Co., Ltd. (“FSZB”) and a private citizen of People’s Republic of China (together referred to as the “Foshan JV Shareholders”) forming Foshan Hyzon New Energy Technology Co., Ltd. (“Hyzon Foshan”). Foshan JV Shareholders engages in the commercial sales, operation, leasing and promotion of fuel cell muck-truck, mixer-truck and other construction vehicles within Foshan City, Guangdong Province. Hyzon, FSZB, and the private citizen shareholder have a 51.0%, 44.0%, and 5.0% interest in the equity of the Company, respectively.

The Company determined it is primary beneficiary of Hyzon Foshan, with 51.0% control of shareholder voting, thereby giving the Company the power to direct activities of Hyzon Foshan. The Company also has exposure to the losses of the entity and the right to receive benefits from the entity that could potentially be significant to the entity as a result of its equity interest. The Consolidated Balance Sheets after elimination of any intercompany transactions and balances include assets of $1.6 million and de minimis liabilities as of December 31, 2021, related to Hyzon Foshan. The noncontrolling interest represents the other joint venture partners’ ownership interest in Hyzon Foshan.

Net Income (Loss) Per Share

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) by the weighted average number of common shares and all potential common shares outstanding, unless the impact would be anti-dilutive, during each period presented.

The diluted net income (loss) per share attributable to common stockholders’ calculation recognizes the dilution that would occur if stock options, other stock-based awards or other contracts to issue common stock were exercised or converted into shares using the treasury stock method (see Note 19. Loss per Share).

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combination (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption is permitted, including adoption in an interim period. The Company is in the process of assessing the impact of this guidance on its consolidated financial statements.

Recently adopted accounting pronouncements

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions, including commitments and contingencies. The ASU is effective for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU does not have and is currently not expected to have a material impact on the consolidated financial statements.

The Company considers the applicability and impact of all ASUs. The Company assessed ASUs not listed above and determined that they either were not applicable or were not expected to have a material impact on the consolidated financial statements.

Note 4. Business Combination

As discussed in Note 1, on July 16, 2021, Legacy Hyzon consummated the transaction contemplated by the Business Combination. Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination, Legacy Hyzon became a direct, wholly owned subsidiary of DCRB. In connection with these transactions, DCRB changed its name to “Hyzon Motors Inc.”

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP, with no goodwill or other intangible assets recorded and the net assets of Legacy Hyzon consolidated with DCRB at historical cost. Under this method of accounting, DCRB is treated as the “acquired” company for financial reporting purposes. The reverse recapitalization is retrospectively adjusted in the consolidated statements of changes in stockholders’ equity to reflect the Company’s equity structure for all periods presented.

As a result of the Business Combination, each share of common stock of Legacy Hyzon, par value $0.001 per share, was converted to 1.772 shares of Class A common stock (the “Exchange Ratio”), par value $0.0001 per share of the Company, resulting in the issuance of approximately 173.4 million shares of Class A common stock. Additionally, the Company reserved for issuance approximately 21.7 million shares of Class A common stock in respect to outstanding options and RSUs issued in exchange for options, RSUs and warrants of the Company.

Immediately prior to the Business Combination, Legacy Hyzon issued to Hymas approximately 4.1 million shares of Legacy Hyzon common stock without any consideration, which was converted to approximately 7.2 million of Class A common stock.

DCRB held subscription agreements with certain investors to issue and sell an aggregate of 35,500,000 shares of Class A common stock of DCRB for $10.00 per share for an aggregate commitment of $355,000,000 (the “PIPE Financing”). At the closing of the Business Combination, DCRB consummated the PIPE Financing, and those proceeds became part of the Company’s capital.

Pursuant to the terms of the Convertible Notes described in Note 10, immediately prior to the Business Combination the outstanding principal of $45 million as well as the accrued interest on the Convertible Notes automatically converted into shares of the Company at a price per share equal to 90% of the price per share paid by the PIPE Financing investors, and upon the closing, converted into 5,022,052 shares of common stock of the post-combination company.

In accordance with an agreement executed in July 2020, Ascent Funds Management LLC (“Ascent”) was granted options to purchase shares of Legacy Hyzon common stock (the “Ascent Options”) at an exercise price of $2.73 per share. Immediately prior to the consummation of the Business Combination, the Ascent Options were automatically exercised in full on a cashless basis into approximately 3.9 million shares of Legacy Hyzon common stock, which converted into approximately 6.9 million shares of Class A common stock in connection with the Business Combination.

Immediately after giving effect to the Business Combination, PIPE Financing, Convertible Note conversion, and Ascent Options exercise described above, there were 246,994,209 shares of Class A common stock of the Company issued and outstanding.

The number of shares of common stock issued immediately following the consummation of the Business Combination:

Shares
Common Stock of DCRB	20,483,179
DCRB Founders	5,643,125
Total DCRB	26,126,304
Conversion of Ascent options (post-cashless exercise)	6,871,667
Conversion of convertible notes	5,022,052
PIPE shares	35,500,000
Reverse recapitalization transaction	73,520,023
Legacy Hyzon Shares after conversion (1)	173,474,186
Total shares of Common Stock immediately after Business Combination	246,994,209

(1)The number of Legacy Hyzon shares was determined from the 97,897,396 shares of Legacy Hyzon common stock outstanding immediately prior to the closing of the Business Combination converted at the Exchange Ratio of 1.772. All fractional shares were rounded down.

The following table reconciles the elements of the Business Combination to the Consolidated Statements of Cash Flows for the year ended December 31, 2021 (in thousands):

Recapitalization
Cash – DCRB trust and cash, net of redemptions and liabilities recorded by DCRB of $24.9 million	$179,727
Cash – PIPE Financing, net of transaction costs of $14.2 million	340,797
Less: transaction costs allocated to equity	(11,531)
Effect of Business Combination, net of redemption and transaction costs	$508,993

The Company issued equity classified common shares and certain liability classified earnout shares. Transaction costs of $3.3 million attributable to the liability classified earnout shares were expensed. The rest was attributable to the equity classified common shares and recorded as a reduction to Additional paid-in capital in the Consolidated Balance Sheets.

The following table reconciles the elements of the Business Combination to the Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 2021 (in thousands):

Recapitalization
Cash – DCRB trust and cash, net of redemptions and liabilities recorded by DCRB of $24.9 million	$179,727
Cash – PIPE Financing, net of transaction costs of $14.2 million	340,797
Conversion of convertible notes into common stock	50,198
Recognize earnout liability	(188,373)
Recognize Private Placement Warrants liability	(19,395)
Recapitalization of Legacy Hyzon common shares	75
Less: transaction costs allocated to equity	(11,531)
Effect of Business Combination, net of redemption and transaction costs	$351,498

Warrants

On October 22, 2020, DCRB consummated the Initial Public Offering of 22,572,502 units and each unit consists of one share of Class A common stock and one-half of one public warrants (the “Public Warrants”). Simultaneously with the closing of the Initial Public Offering, DCRB consummated the private sale of 6,514,500 warrants (the “Private Placement Warrants”), including 514,500 warrants as a result of the underwriters’ partial exercise of their over-allotment option on November 12, 2020, at a price of $1.00 per Private Placement Warrant in a private placement to Decarbonization Plus Acquisition Sponsor, LLC (the “Sponsor”), DCRB’s independent directors and an affiliate of DCRB’s chief executive officer. At the closing of the Business Combination, DCRB and the Sponsor entered into a note agreement, whereby the Sponsor agreed to loan DCRB an aggregate of $1,500,000 to cover working capital requirements. The note agreement converted at the Business Combination date into 1,500,000 additional Private Placement Warrants. Upon the closing of the Business Combination, Hyzon assumed these outstanding warrants. See Note 17. Stockholders' Equity.

Earnout

Following the closing of the Business Combination, holders of the Company’s legacy common stock and outstanding equity awards (including warrant, stock option and RSU holders) were granted the right to receive up to an aggregate amount of 23,250,000 shares of Class A common stock that would vest in three tranches of (i) 9,000,000, (ii) 9,000,000 and (iii) 5,250,000 shares if the trading price of the common stock of the Company achieves $18, $20, and $35, respectively, as its last reported sales price per share for any 20 trading days within any 30 consecutive trading day period within five years following the closing date of the Business Combination, provided that in no event will the issuance of the 5,250,000 earnout shares occur prior to the one-year anniversary of the closing date. Upon forfeiture of underlying unvested equity awards prior to occurrence of targeted trading price noted above, the associated earnout shares shall be allocated pro-rata among the remaining eligible Company’s common stock and equity awards holders.

The Company recognized earnout shares to Legacy Hyzon’s common stockholders as a liability. The earnout liability was $103.8 million and $188.4 million as of December 31, 2021 and at the close of the Business Combination, respectively.

The change in earnout liability was recorded within other income in the Consolidated Statements of Operations and Comprehensive Loss. The Company recognized the earnout shares to other equity holders as separate and incremental awards from other equity holders’ underlying stock-based compensation awards in accordance with ASC 718.

Certain earnout awards accounted for under ASC 718 were vested at the time of grant, and therefore recognized immediately as compensation expense. Certain other earnout awards accounted for under ASC 718 contained performance and market-based vesting conditions, and as the performance conditions are not deemed probable at December 31, 2021, no compensation expense has been recorded related to these awards. Total compensation expense recorded for the year ended December 31, 2021 related to earnout awards was $14.0 million.
Note 5. Revenue

For the year ended December 31, 2021, the Company recorded $0.1 million of revenue related to retrofit services performed by Hyzon Europe, offset by the recognition of $(0.2) million of contra revenue associated with the issuance of warrants to a customer for FCEV deliveries in China. During 2021, the Company transferred control of 62 FCEVs to a customer in China, and recognized cost of revenue related to these FCEVs in the consolidated statement of operations in 2021. The Company did not generate revenue for the period from January 21, 2020 (inception) to December 31, 2020.
As discussed in Note 2. Restatement of Previously Issued Financial Statements, control was transferred to a customer for 62 FCEVs delivered prior to December 31, 2021 in China. As of December 31, 2021 the Company collected $2.5 million of consideration related to this arrangement, which is non-refundable and recognized within Contract liabilities because the criteria to recognize revenue under the Alternative Method of Revenue Recognition were not met.

Contract Balances

Contract liabilities relate to the advance consideration invoiced or received from customers for products and services prior to satisfying a performance obligation or in excess of amounts allocated to a previously satisfied performance obligation.

The current portion of contract liabilities is recorded within Contract liabilities in the Consolidated Balance Sheets and totaled $10.9 million and $2.6 million as of December 31, 2021, and 2020, respectively. The long term portion of contract liabilities is recorded within Other liabilities in the Consolidated Balance Sheets and totaled $1.0 million as of December 31, 2021. The Company did not have any long term contract liabilities as of December 31, 2020.
Significant changes in the contract liabilities balances including cash received from 62 FCEV arrangement in China are as follows (in thousands):

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
Contract liabilities - beginning of period	$2,608	$—
Increases during the period	9,257	2,608
Revenue recognized, included in the contract liability balance in the beginning of the period	—	—
Contract liabilities - end of period	$11,865	$2,608

Remaining Performance Obligations

The transaction price associated with remaining performance obligations for commercial vehicles and other contracts with customers was $19.7 million and $10.0 million as of December 31, 2021 and 2020, respectively. The Company expects to recognize substantially all its remaining performance obligations as revenue over the next 12 months.

Note 6.     Inventory

Inventory consisted of the following (in thousands):

	December 31, 2021	December 31, 2020
Raw materials	$16,099	$—
Work in process	4,828	—
Total inventory	$20,927	$—

The Company writes-down inventory for any excess or obsolete inventories or when the Company believes that the net realizable value of inventories is less than the carrying value. Inventory write-downs recognized in cost of revenue for the year ended December 31, 2021 were nil. The Company had no inventory as of December 31, 2020.

Note 7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2021	December 31, 2020
Deposit for fuel cell components (see Note 18)	$5,008	$—
Vehicle inventory deposits	10,171	577
Production equipment deposits	1,169	—
Other prepaid expenses	3,266	271
Prepaid insurance	5,079	—
VAT receivable from government	2,159	—
Total prepaid expenses and other current assets	$26,852	$848

Note 8. Property, Plant, and Equipment, net

Property, plant, and equipment, net consisted of the following (in thousands):

	December 31, 2021	December 31, 2020
Land and building	$2,818	$—
Machinery and equipment	8,827	371
Software	507	—
Leasehold improvements	746	—
Construction in progress	2,139	60
Total Property, plant, and equipment	15,037	431
Less: Accumulated depreciation and amortization	(691)	(13)
Property, plant and equipment, net	$14,346	$418

Depreciation and amortization expense totaled $0.7 million for the year ended December 31, 2021. Depreciation and amortization expense was negligible for the period from January 21, 2020 (inception) to December 31, 2020. The Company capitalized $1.4 million in Machinery and equipment for vehicles deployed under a trial lease in China as of December 31, 2021.

Note 9. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31, 2021	December 31, 2020
Payroll and payroll related expenses	$2,250	$54
Accrued professional fees	2,450	900
Other accrued expenses	2,070	108
Accrued liabilities	$6,770	$1,062

Note 10. Convertible Notes

On August 24, 2020, Legacy Hyzon entered into two Convertible Note Purchase Agreements (the “Agreements”), each with a separate purchaser. Each agreement authorized the issuance and sale of convertible promissory notes (the “2020 Notes”). The 2020 Notes issued on August 24, 2020 had a combined principal amount of $0.5 million and each bore an interest rate of 10%, payable semi-annually in cash or in the form of the 2020 Notes. The 2020 Notes were set to mature one year after the issuance date (i.e., August 24, 2021), unless converted at a prior date.

Upon the consummation of an initial closing of a Qualified Financing, as defined, the 2020 Notes were convertible into a variable number of shares of the series or class of capital stock sold in the Qualified Financing equal to the par value of the 2020 Notes, either automatically or at the option of Legacy Hyzon. A Qualified Financing is defined as a private round of equity financing consummated by Legacy Hyzon resulting in aggregate proceeds of at least $10 million including the aggregate principal balance of the 2020 Notes as converted, with a minimum pre-money valuation equal to at least $175 million.

On October 19, 2020, Legacy Hyzon closed a Qualified Financing and the 2020 Notes were converted into 250,000 common shares. In February 2021, the Company entered into a Convertible Notes Purchase Agreement with certain investors for the purchase and sale of $45 million in Convertible Notes (the “Convertible Notes”). The Convertible Notes accrued interest at an annual rate of 1% commencing upon issuance and compounding semi-annually on each August 1 and February 1. Interest was payable by increasing the principal amount of the Convertible Notes (with such increased amount accruing interest as well) on each interest payment due date.

As the Convertible Notes contained various settlement outcomes, the Company evaluated each scenario for accounting purposes. The conversion features settled at discounts upon certain financing events were determined to be redemption features and were evaluated as embedded derivatives and bifurcated from the Convertible Notes due to the substantial premium to be paid upon redemption. At issuance, option-based features were determined to have a de minimis fair value, and non-option-based features were bifurcated assuming the issuance fair value was zero. Changes in the derivative liability fair values were reported in operating results each reporting period, prior to the close of the Business Combination.

For the period from February 2021 to the close date of the Business Combination, the Company recorded $0.2 million of interest expense related to the stated interest for the Convertible Notes and $5.0 million related to the change in the value of the bifurcated embedded derivative within interest expense.

Upon the closing, immediately prior to the Business Combination, the Convertible Notes and the accrued interest automatically converted into 5,022,052 shares of common stock of the Company (see Note 4. Business Combination).

Note 11. Investments in Equity Securities

The Company has certain equity security investments which are included in Investments in equity securities on the Consolidated Balance Sheets.

The Company owns common shares, participation rights, and options to purchase additional common shares in Global NRG H2 Limited (“NRG”). The Company does not have control and does not have the ability to exercise significant influence over the operating and financial policies of this entity. The Company’s investment totaled $0.1 million as of December 31, 2020 and the Company increased its investment to $2.5 million as of December 31, 2021.

On July 29, 2021, the Company entered into a Master Hub Agreement with Raven SR, LLC (“Raven SR”) whereby Raven SR granted to the Company a right of first refusal to co-invest in up to 100 of Raven SR’s first 200 solid waste-to-hydrogen generation and production facilities hubs), and up to 150 of Raven SR’s gas-to-hydrogen generation and production facilities across the United States on a hub-by-hub basis. In connection with this agreement, Hyzon invested $2.5 million on July 30, 2021, to acquire a minority interest in Raven SR, and options to purchase additional common shares. The Company’s investment in Raven SR was $2.5 million as of December 31, 2021.

The Company’s total investments in equity securities as of December 31, 2021 and 2020, were $5.0 million and $0.1 million, respectively.

Note 12. Investments in Non-consolidated Affiliates

Investments in non-consolidated affiliates is comprised of the Company's interests in partially-owned affiliates of which the Company's ownership percentages range from 25% to 40% as of December 31, 2021. The Company does not control these affiliates but has the ability to exercise significant influence over their operating and financial policies. The Company accounts for them using the equity method of accounting.

In July 2021, the Company entered into two joint ventures in the People’s Republic of China. Hyzon China partnered with Jiushuang Tiancheng Motors Service Ltd. (“JSTC”) to form Jiushuang-Hyzon Motor Services, Ltd. (“JSYS”) and partnered with Jiushuang Suda Logistics Ltd. (“JSSD”) to form Jiushuang-Hyzon Logistics, Ltd. (“JSHYS”), (collectively, “Jiushuang JVs”). Jiushuang JVs were established for the purpose of promoting the commercial operation of fuel cell vehicles in the Shanghai, China market. JSYS will be focused on operation of fuel cell buses and JSHYS will be focused on the operation of fuel cell logistics vehicles. The Company’s direct ownership interest in the non-consolidated joint ventures JSYS and JSHYS are 40% and 25%, respectively.

The Company recognizes its equity in earnings (losses) for Jiushuang JVs on a quarter lag. Accordingly, the Company recognized the Company’s share of Jiushuang JV’s earnings (losses) for the period, inception through September 30, 2021 in the year ended December 31, 2021 results. As of September 30, 2021, the joint ventures had no business activity. The Company will recognize the Company’s share of Jiushuang JV’s earnings (losses) for the period, from October through December 2021 in the quarter ended March 31, 2022 results.

Note 13. Income Taxes

The Company is subject to income taxes in the U.S. and several non-U.S. jurisdictions. There was no provision for income taxes for the year ended December 31, 2021 and for the period from January 2020 (inception) to December 31, 2020, because the Company is generating tax losses, and the Company’s net deferred tax assets continue to be fully offset by a valuation allowance.

Income (loss) before income taxes is summarized as follows (in thousands):

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
US	$14,380	$(13,863)
Non-US	(31,273)	(513)
Total	$(16,893)	$(14,376)

A reconciliation of the Company’s effective income tax rate is as follows:

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
Federal tax at a statutory rate	21.0%	21.0%
Earnings taxed at other than Federal statutory rate	7.8	0.3
Non-deductible interest expense	(6.5)	0.0
Section 162(m)	(41.6)	0.0
Change in fair value of earnout liability	110.4	0.0
Transaction costs	6.1	0.0
Deferred tax adjustments	3.7	0.0
Tax basis in acquired IP	13.2	0.0
Other	4.1	0.0
Change in valuation allowance	(118.2)	(21.3)
Income tax provision	0.0%	0.0%

Deferred income tax assets and liabilities are summarized as follows (in thousands):

	December 31, 2021	December 31, 2020
Deferred income tax assets:
Net operating loss carryforwards	$15,124	$931
Revenue recognition basis difference	3,658	—
Stock-based compensation	1,072	2,097
Lease liabilities	2,550	378
Tax basis in acquired IP	2,078	—
Other accruals	1,117	—
Deferred income tax assets - total	25,599	3,406
Deferred income tax liabilities:
Property and equipment	(144)	(4)
Right of use assets	(2,450)	(348)
Deferred income tax liabilities - total	(2,594)	(352)
Deferred income tax assets, net	23,005	3,054
Less: Valuation allowance	23,005	3,054
Deferred income taxes, net	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as carryforward tax losses. At December 31, 2021, the Company had U.S. federal and foreign net operating loss carryforwards (“NOLs”) of $53.0 million and $14.4 million, respectively, to be used to offset future taxable income. The entire $53.0 million of U.S federal losses and $12.0 million of foreign losses can be carried forward indefinitely; the remaining $2.4 million of foreign losses expire on various dates through 2026.

Under the provisions of Section 382 of the Internal Revenue Code (“IRC”), the U.S. net operating loss and credit carryforwards and other tax attributes may be subject to limitation if there has been a significant change in ownership of the Company, as defined by the IRC. In connection with the Business Combination and the resulting change in ownership, the future utilization of NOL’s maybe be subject to limitation under Section 382 in the United States, as well as in some foreign jurisdictions.

In assessing the realizability of deferred tax assets, the Company considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the consideration of the weight of both positive and negative evidence, the Company has determined it is more likely than not that the deferred tax assets as of December 31, 2021 will not be realized. As such, a valuation allowance has been provided against each entity’s net deferred tax assets.

The following table summarizes the activity related to the Company’s valuation allowances (in thousands):

	December 31, 2021	December 31, 2020
Valuation Allowances - beginning of period	$3,054	$—
Local currency increase in reserve	19,951	3,054
Valuation Allowances - end of period	$23,005	$3,054

There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021, and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its positions. The Company is subject to income tax examinations by major taxing authorities in the countries in which it operates since inception.

Note 14. Fair Value Measurements

The Company follows the guidance in ASC 820, Fair Value Measurement. For assets and liabilities measured at fair value on a recurring and nonrecurring basis, a three-level hierarchy of measurements based upon observable and unobservable inputs is used to arrive at fair value. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2021 and 2020, the carrying amount of accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, and accrued liabilities approximated their estimated fair value due to their relatively short maturities.

The Company did not have warrant liabilities or earnout liabilities as of December 31, 2020. The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

	Fair Value Measurements on a Recurring Basis
	Level 1	Level 2	Level 3	Total
Warrant liability – Private Placement Warrants	$—	$15,228	$—	$15,228
Earnout shares liability	—	—	103,761	103,761

Private Placement Warrants

The estimated fair value of the private placement warrants (the “Private Placement Warrants”) at July 16, 2021 is determined using Level 3 inputs by using the binominal lattice model (“BLM”), the application of BLM requires the use of several inputs and significant unobservable assumptions, including volatility. Significant judgment is required in determining the expected volatility of the Company's common stock. The following table provides quantitative information regarding Level 3 fair value measurement inputs:

Assumption	July 16, 2021
Stock price	$10.33
Exercise price (strike price)	$11.50
Risk-free interest rate	0.8%
Volatility	34.2%
Remaining term (in years)	5.00

Following the lapsing of certain transferability restrictions subsequent to the Business Combination, the features of the Private Placement Warrants became identical to the Public Warrants (as defined in Note 17. Stockholders' Equity), except that so long as they are held by the sponsor of the Business Combination, the Private Placement Warrants are not redeemable by the Company. Due to these similarities, the estimated fair value of the Private Placement warrants was equal to the fair value of the Public Warrants using level 2 inputs at December 31, 2021.

The following table presents the changes in the liability for Private Placement Warrants during the year ended December 31, 2021 (in thousands):

Balance as of July 16, 2021	$19,395
Change in estimated fair value	(4,167)
Balance as of December 31, 2021	$15,228

Earnout

The fair value of the earnout shares was estimated by utilizing a Monte-Carlo simulation model. The inputs into the Monte-Carlo pricing model included significant unobservable inputs. The following table provides quantitative information regarding Level 3 fair value measurement inputs:

Assumption	December 31, 2021	July 16, 2021
Stock price	$6.49	$10.33
Risk-free interest rate	1.2%	0.8%
Volatility	90.0%	90.0%
Remaining term (in years)	4.54	5.00

The following table presents the changes in earnout liability during the twelve months ended December 31, 2021 (in thousands):

Balance as of July 16, 2021	$188,373
Change in estimated fair value	(84,612)
Balance as of December 31, 2021	$103,761

The Company performs routine procedures such as comparing prices obtained from independent sources to ensure that appropriate fair values are recorded.

Note 15. Commitments and Contingencies

Legal Proceedings

The Company is subject to, and may become a party to, a variety of litigation, other claims, suits, regulatory actions and government investigations and inquiries in the ordinary course of business. The Company is party to current legal proceedings as discussed more fully below.

Three related putative securities class action lawsuits were filed between September 30, 2021 and November 15, 2021, in the U.S. District Court for the Western District of New York against the Company, certain of the Company’s current officers and directors and certain officers and directors of DCRB: (Kauffmann v. Hyzon Motors Inc., et al. (No. 21-cv-06612-CJS), Brennan v. Hyzon Motors Inc., et al. (No. 21-cv-06636-CJS), and Miller v. Hyzon Motors Inc. et al. (No. 21-cv-06695-CJS)), asserting violations of federal securities laws. The complaints generally allege that the Company and individual defendants made materially false and misleading statements relating to the nature of the Company’s customer contracts, vehicle orders, and sales and earnings projections, based on allegations in a report released on September 28, 2021, by Blue Orca Capital, an investment firm that indicated that it held a short position in the Company's stock and which has made numerous allegations about the Company. These lawsuits have been consolidated under the caption In re Hyzon Motors Inc. Securities Litigation (Case No. 6:21-cv-06612-CJS-MWP), and on March 21, 2022, the court-appointed lead plaintiff filed a consolidated amended complaint seeking monetary damages.
Between December 16, 2021 and January 14, 2022, three related shareholder derivative lawsuits were filed in the U.S. District Court for the Western District of New York: (Lee v. Anderson et al. (No. 21-cv-06744-CJS); Révész v. Anderson et al. (No. 22-cv-06012-CJS); and Shorab v. Anderson et al. (No. 22-cv-06023CJS)). On February 2, 2022, a similar shareholder derivative lawsuit was filed in the U.S. District Court for the District of Delaware (Yellets v. Gu et al. (No. 22-cv-00156), and on February 3, 2022, another similar shareholder derivative lawsuit was filed in the Supreme Court of the State of New York, Kings County (Ruddiman v. Anderson et al. (No. 503402/2022)). These lawsuits name as defendants the Company’s current directors and certain former directors of DCRB, along with the Company as a nominal defendant, and generally allege that the individual defendants breached their fiduciary duties by making or failing to prevent the misrepresentations alleged in the consolidated securities class action, and assert claims for violations of federal securities laws, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets. These lawsuits generally seek equitable relief and monetary damages.

On March 18, 2022, a putative class action complaint, Malork v. Anderson et al. (C.A. No. 2022-0260- KSJM), was filed in the Delaware Court of Chancery against certain officers and directors of DCRB, DCRB’s sponsor, and certain investors in DCRB’s sponsor, alleging that the director defendants and controlling shareholders of DCRB’s sponsor breached their fiduciary duties in connection with the merger between DCRB and Legacy Hyzon. The complaint seeks equitable relief and monetary damages.

Between January 26, 2022 and March 28, 2022, Hyzon received four demands for books and records pursuant to Section 220 of the Delaware General Corporation Law from stockholders who state they are investigating whether to file similar derivative or stockholder lawsuits, among other purposes. The proceedings are subject to uncertainties inherent in the litigation process. The Company cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.

On January 12, 2022, the Company announced that it had received a subpoena from the SEC for production of documents and information, including documents and information related to the allegations made in the September 28, 2021 report issued by Blue Orca Capital. The Company is cooperating with the SEC.
The proceedings are subject to uncertainties inherent in the litigation process. Regardless of outcome, such proceedings or claims can have an adverse impact on the Company because of legal defense and settlement costs, diversion of resources, and other factors, and there can be no assurances that favorable outcomes will be obtained. Based on the early-stage nature of these cases, The Company cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.

Note 16. Stock-based Compensation Plans

2020 Stock Incentive Plan

In January 2020, Legacy Hyzon adopted the 2020 Stock Incentive Plan (the “2020 Plan”) under which employees, directors, and consultants may be granted various forms of equity incentive compensation including incentive and non-qualified options.

A total number of 16,250,000 reserved shares of common stock were reserved for awards under the 2020 Plan. Shares of common stock issued under the Plan may be either authorized but unissued shares or reacquired common stock of Legacy Hyzon. Under the 2020 Plan, the exercise period of options is determined when granted, and options expire no later than fifteen years from the date of grant, subject to terms and limitations relative to termination of service and ownership percentages of the voting power of all classes of Legacy Hyzon’s stock.

The 2020 Plan was terminated in connection with the Business Combination in July 2021, and Legacy Hyzon will not grant any additional awards under the 2020 Plan. Any ungranted shares under the 2020 plan expired. However, the 2020 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under it. At the closing of the Business Combination, the outstanding awards under the 2020 Plan were converted at the Exchange Ratio. Share and per share information below have been converted from historical disclosure based on the Exchange Ratio.

2021 Equity Incentive Plan

The 2021 Equity Incentive Plan (the “2021 Plan”) was approved by the Board of Directors on June 24, 2021, and subsequently approved by the stockholders on July 15, 2021. The 2021 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, RSUs and performance awards to the Company’s employees, directors, and consultants. The number of shares of the Company’s common stock reserved for issuance under the 2021 Plan is 23,226,543 shares. In connection with the Business Combination, 21,339,493 shares of Class A common stock subject to outstanding equity awards granted under the 2020 Plan were converted into equity awards under the 2021 Plan. The number of shares of common stock available for issuance under the 2021 Plan will also include an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (A) two and one-half percent of the shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Board of Directors.

Stock Options and RSUs

The following table summarizes the Company’s stock option and RSU activity:

	Stock Options				RSUs
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual (Years)	Aggregate Intrinsic Value (in 000s)	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2020⁽¹⁾	19,826,031	$1.13			—	$—
Granted	281,748	$1.13			2,799,657	$6.03
Exercised or released	(436,037)	$(1.22)			(428,107)	$6.28
Forfeited/Cancelled	(360,602)	$(1.13)			(518,865)	$5.39
Outstanding at December 31, 2021	19,311,140	$1.29	13.07	100,885	1,852,685	$6.14
Vested and expected to vest, December 31, 2021	13,773,623	$1.13	12.69	74,322	1,852,685	$6.14
Exercisable and vested at December 31, 2021	12,126,266	$1.13	13.39	65,013

(1)Prior period options have been adjusted to give effect to the reverse recapitalization transaction, see Note 4. Business Combination.

For all employees other than executives described below, option awards are generally granted with an exercise price equal to the fair value of the Company’s stock at the date of the grant. The awards generally have a five-year contractual term. The option period and provisions for each option granted are determined at the time of the grant, but generally vest a portion on the date of grant and then ratably each anniversary after issuance over a 5-year period of continuous service. The fair value of these stock option awards is estimated as of the grant date using a Black Scholes option pricing model and the following assumptions: a risk-free interest rate based on the U.S. Treasury yield curve at the date of grant; an expected or contractual term; and expected volatility based on an evaluation of comparable public companies’ measures of volatility. The Company does not anticipate declaring dividends on common shares now or in the near future and has therefore assumed no dividend rate. The following table discloses the assumptions, or range of assumptions, utilized for stock options for each of the grant years as follows:

	2021	2020
Expected term of options (years)	5.0	0.4 to 5.0
Risk free interest rate	0.79%	0.1-0.4%
Volatility	90%	90%
Expected dividend	$0.00	$0.00

As of December 31, 2021, there was $2.1 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 4.58 years.

Restricted stock units granted under the Plans typically vest over a four or five-year period beginning on the date of grant. Restricted stock units will be settled through the issuance of an equivalent number of shares of the Company's common stock and are equity classified. The fair value of restricted shares is determined based upon the stock price on the date of grant. As of December 31, 2021, unrecognized compensation costs related to nonvested RSUs of $10.1 million is expected to be recognized over a remaining weighted average period of 3.69 years.

Executives’ Awards

On November 12, 2020, included in the stock options discussed above, 11,075,000 options were granted to the Company’s Executive Chairman which vest in two equal tranches and have a contractual term of 15 years. The first tranche vested on the grant date, are immediately exercisable, have an exercise price of $1.13 per share, and resulted in $4.9 million of compensation expense during 2020. The second tranche contains performance and market conditions for vesting which require an exit event of Horizon at escalating minimum equity values each year, within six years. The exercise price for the second tranche is initially $1.13 per share but increases by $0.56 per share each year during which the award remains outstanding. The fair value of the second tranche was estimated as of the grant date using a Monte Carlo simulation with key assumptions beyond those typical of option pricing models described below including the probability of achieving a Horizon exit at the required valuation in each year of the six year period. The grant date fair value of the second tranche is estimated to be $1.2 million which may or may not be recognized in the future depending on the outcome of the conditions for vesting.

Additionally, on November 12, 2020, included in the stock options discussed above, 5,537,500 options were granted to the Company’s CEO which have a contractual term of 15 years, are immediately exercisable, and have an exercise price of $1.13 per share. Half of this award is subject to a two-year transferability restriction for the underlying shares of common stock, which resulted in a discount on the fair value of common stock assumption used in the determination of the fair value of this portion of the award. The grant date fair value of this award was determined using a Black Scholes option pricing model and resulted in $4.5 million of compensation expense for the period from January 21, 2020 (inception) through December 31, 2020.

For the awards described above which vested immediately, the following table discloses the assumptions utilized in the Black Scholes option pricing model:

Expected volatility	90%
Expected dividend	$0.00
Weighted average expected term (in years)	7.5
Risk-free rate	68%

Former CTO Retirement Agreement

In September 2021, included in the stock options and RSUs discussed above, the Company and former Chief Technology Officer (“former CTO”) entered into a Letter Agreement (the “Agreement”) concerning the former CTO’s retirement and separation from Hyzon. Pursuant to the Agreement, for a period of 24 months commencing on September 18, 2021 (the “Initial Consulting Period”), he serves as a consultant to Hyzon. In exchange for services provided during the Initial Consulting Period, he receives $20,000 per month. Subject to conditions of the Letter Agreement, the 1,772,000 stock options previously granted pursuant to his employment agreement with the Company continues to vest annually in equal installments on April 1, 2022 through April 1, 2025. He is also entitled to receive 250,000 RSUs of Hyzon, half of which vested after his retirement date and half of which will vest on or after the one-year anniversary of his retirement date. The service condition in the Agreement related to the vesting of these awards was determined to be non-substantive, and therefore, the Company recognized stock-based compensation expense of $13.4 million immediately in September 2021. In addition, the Company recognized salary expense of $0.5 million in September 2021 related to his monthly consulting payments.

Note 17. Stockholders' Equity

Common Stock

The Company is authorized to issue 400,000,000 shares of common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 247,758,412 and 166,125,000 common stock issued and outstanding, respectively.

On September 16, 2020, Hyzon entered into a purchase agreement (“Purchase Agreement”) with the purchasers named therein (collectively the “Purchasers”) to sell up to 17,720,000 common shares (“Round A Transaction”). The Round A Transaction closed on various dates between October 7, 2020 and November 12, 2020. The Company raised $20.0 million and issued 17,720,000 common shares upon the close of the Round A Transaction. The Company incurred $1.0 million in costs that were both direct and incremental to the issuance of these common shares, which was recorded as a reduction of the proceeds received in additional paid-in capital.

On July 27, 2020, Hyzon entered into an agreement (the “Option Agreement”) with Ascent to induce Ascent to make an initial purchase of $3.0 million of Hyzon common stock as part of a subscription in the Round A Transaction by granting Ascent an option to purchase up to 3.9 million shares of Legacy Hyzon common stock at an exercise price of $2.73 per share. Ascent options were automatically exercised upon the execution of the Business Combination (see Note 4. Business Combination).

Warrants

As of December 31, 2021, there were 11,286,242 Public Warrants and 8,014,500 Private Placement Warrants outstanding, for a total of 19,300,742 warrants outstanding. Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below. Only whole warrants are exercisable. The warrants will expire on the earlier to occur of: (i) the fifth anniversary of the completion of the Company’s Business Combination, (ii) their redemption or (iii) the liquidation of the Company.

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash:
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the “30-day redemption period”; and
•if, and only if, the last reported sale price of the Company’s common stock has been at least $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the notice of redemption is given.

Once the warrants become exercisable, the Company may redeem the outstanding warrants for common stock:
•in whole and not in part;
•at a price of $0.10 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption;
•if, and only if, the last reported sale price of the Company’s common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) on the trading day prior to the date on which the notice of redemption is given; and
•if the last sale price of the Company’s common stock on the trading day prior to the date on which the notice of redemption is given is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

The terms of the Private Placement Warrants are identical to the Public Warrants as described above, except that the Private Placement Warrants are not redeemable (except as described above) so long as they are held by the sponsor or its permitted transferees.
The Public Warrants are classified as equity and subsequent remeasurement is not required. The Private Placement Warrants are classified as liabilities and are initially recorded at their fair value, within warrant liability on the Consolidated Balance Sheets, and remeasured at each subsequent reporting date. Changes in the fair value of these instruments are recognized within Change in fair value of warrant liabilities in the Consolidated Statements of Operations and Comprehensive Loss.

The fair value of the Private Placement Warrants on July 16, 2021, in the amount of $19.4 million was recorded as a Warrant liability and a reduction to Additional paid-in capital on the Consolidated Balance Sheets. The change in fair value for the year ended December 31, 2021, in the amount of $4.2 million was recorded as a reduction in Warrant liability on the Consolidated Balance Sheets and a gain from Change in fair value of warrant liability on the Consolidated Statements of Operations and Comprehensive Loss.

Ardour Subscription Agreement

In connection with the execution of the February 8, 2021 Business Combination Agreement, DCRB, ACP Mgmt Corp., Ardour Capital Investment LLC (“Ardour”) and Hyzon entered into a subscription agreement (the “Ardour Subscription Agreement”), pursuant to which ACP Mgmt Corp. agreed, in full satisfaction of Ardour’s right to receive a warrant to purchase shares of Legacy Hyzon Common Stock for its services as a financial advisor to Hyzon, to purchase, and DCRB agreed to sell to ACP Mgmt Corp., such number of warrants exercisable for one share of Class A Common Stock at an exercise price of $2.20 (the “Ardour Warrants”), subject to the terms of the warrant agreement, dated as of July 16, 2021, by and between DCRB and Continental Stock Transfer & Trust Company (the “Ardour Warrant Agreement”), equal to (x) 184,000 multiplied by (y) the Exchange Ratio. On the close date of the Business Combination, a total of 326,048 Ardour Warrants were issued to Ardour. Such warrants are governed by and exercisable subject to the terms and conditions of the Ardour Warrant Agreement. The Ardour Warrants are equity classified and accounted for under ASC 718, as they relate to advisory services provided to the Company.
As of December 31, 2021, there were 275,048 Ardour Warrants outstanding. Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $2.20 per share, subject to adjustment per the Ardour Warrant Agreement. Only whole warrants are exercisable. The warrants will expire on the earlier to occur of: (i) the fifth anniversary of the completion of the Business Combination, (ii) the liquidation of the Company or (iii) their redemption.

Equity Repurchase Program

On November 17, 2021, the Company’s board of directors authorized the repurchase of up to $5.0 million of its outstanding common stock and/or Public Warrants. The timing and amount of any share repurchases under the Company’s share repurchase authorization will be determined by management based on market conditions and other considerations; such repurchases may be executed in the open market. As of December 31, 2021, the Company repurchased 256,977 public warrants for $0.5 million.

Hongyun Warrants

On November 23, 2021, Hyzon Motors Inc. entered into a warrant agreement to issue warrants (the “Hongyun Warrants”) to Hydro Fortune Logistics (Hong Kong) Co., Limited, a subsidiary of Shanghai Qingli Hongyun Motors Co. (“Shanghai Hongyun”), to purchase up to two million shares of Class A Common Stock, $0.0001 par value per share, of Hyzon at an exercise price of $7.75 per share. The warrants become vested and exercisable as Shanghai Hongyun makes payment on the purchase price for such vehicles and are classified within equity. The vested and exercisable Hongyun Warrants will expire on December 31, 2028. As of December 31, 2021, the Company issued 31,000 warrants for 2021 vehicle deliveries and approximately 8,300 are vested. The provision of $0.2 million for the Hongyun Warrants is recorded as a reduction of revenue as they represent consideration payable to a customer, in accordance with ASC 606.

Note 18. Related Party Transactions

Horizon IP Agreement

In January 2021, the Company entered into an intellectual property agreement (the “Horizon IP Agreement”) with Jiangsu Qingneng New Energy Technologies Co., Ltd. and Shanghai Qingneng Horizon New Energy Ltd. (together, “JS Horizon”) both of which are affiliates of the Company’s ultimate parent, Horizon. Under the Horizon IP Agreement, JS Horizon assigned to the Company a joint ownership interest in certain intellectual property rights previously developed by JS Horizon (“Background IP”), and each of Hyzon and JS Horizon granted to the other, within such other party’s field of use, exclusive licenses under their respective joint ownership rights in the Background IP, as well as their rights in improvements made in the future with respect to such Background IP. Under that agreement, the Company also grants JS Horizon a perpetual non-exclusive license under certain provisional patent applications (and any patents issuing therefrom), as well as improvements thereto. On September 27, 2021, the Horizon IP Agreement was amended to add Jiangsu Horizon Powertrain Technologies Co. Ltd. (“JS Powertrain”) as a party.

The Horizon IP Agreement revised and clarified the intellectual property arrangements existing as of the Company’s inception, as set forth under two previous agreements. Under a license agreement made effective at the time of the Company’s inception (the “License Agreement”), the Company received an exclusive license under certain of the Background IP. That agreement was later terminated and replaced with a Partial Assignment Agreement of Fuel Cell Technology, dated November 19, 2020 (the “Partial Assignment Agreement”), which contemplated a joint ownership structure with respect to certain of the Background IP similar to the structure set forth under the now existing Horizon IP Agreement. Both the original License Agreement and Partial Assignment Agreement have been superseded by the Horizon IP Agreement.

Under the terms of the Horizon IP Agreement, the Company was to pay JS Horizon and JS Powertrain $10.0 million as consideration for the rights it receives under the Background IP and improvements thereto. As of December 31, 2021, $6.9 million was paid and the remaining $3.1 million was paid in February 2022. Because the Company is under common control with Horizon and JS Horizon, the cost of the intellectual property transferred should equal the historical cost of the Background IP to the Company’s ultimate parent, Horizon. Due to the creation of the Background IP through research and development over a long historical period of time, the historical cost of the intellectual property acquired was zero. As such, no asset was recorded for the Background IP on the Company’s Consolidated Balance Sheets. The difference between the fixed amounts payable to JS Horizon and JS Powertrain and the historical cost was treated as a deemed distribution to Horizon, given the common control of the entities.

Horizon Fuel Cell Technologies and Related Subsidiaries

Hyzon utilizes Horizon and its affiliates to supply certain fuel cell components. In March 2021, the Company made a deposit payment to Horizon in the amount of $5.0 million to secure fuel cell components. This payment is included in prepaid expenses as none of the components have yet been received. As of December 31, 2021, the Company’s Consolidated Balance Sheet includes $7.5 million of inventory, $0.7 million of fixed asset and an additional $0.3 million of prepayment from Horizon. For the year ended December 31, 2021, $0.2 million of fuel cell components purchased from Horizon and its affiliates were recorded in the Cost of goods sold in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Certain employees of Horizon and its affiliates provide research and development, sales, and administrative services to the Company. Approximately $2.9 million and $0.5 million was recorded in the Company’s Consolidated Statements of Operations and Comprehensive Loss related to such services for the year ended December 31, 2021, and for the period from January 21, 2020 (inception) through December 31, 2020, respectively. The related party liability to Horizon and affiliates is $3.7 million and $0.4 million as of December 31, 2021 and 2020, respectively.

Holthausen and Affiliates

The Company entered into a joint venture agreement in 2020 to create Hyzon Europe with Holthausen. As Hyzon Europe builds out its production facilities, it relies on Holthausen for back office administrative services and certain production resources that result in related party transactions. In addition, both companies rely on certain suppliers, including Horizon.

In June 2021, the Company transferred inventory purchased from Horizon amounting to $1.2 million to Holthausen at cost and recorded a related party receivable of $1.2 million.

In July 2021, Hyzon Europe assumed certain retrofit service contracts from Holthausen Clean Technology B.V. The Company incurred $0.1 million to acquire these contracts.

For the year ended December 31, 2021, the Company paid $0.5 million to Carl Holthausen and Max Holthausen as managing directors of Hyzon Europe.

The Company currently owns 50.5% of the equity interests of Hyzon Europe. In December 2021, Hyzon executed a non-binding Letter of Intent (“LOI”) with Holthausen to increase its stake to 75% in Hyzon Europe. Concurrent with the signing of this LOI, a €1.0 million refundable deposit was paid to Holthausen, approximately $1.1 million in USD. This deposit is recorded in the Consolidated Balance Sheets in Prepaid expenses and other current assets.

As of December 31, 2021, the related party receivable from Holthausen is $0.3 million. As of December 31, 2020, the related party payable due to Holthausen was $0.2 million.

Jiushuang (Shanghai) New Energy Technology Co., Ltd.

In December 2021, Hyzon China entered into a new energy vehicle sales contract with Jiushuang (Shanghai) New Energy Technology Co., Ltd to deliver 20 FCEVs. Those FCEVs were delivered in the third quarter of 2022. Hyzon China received a payment of $0.1 million from Jiushuang (Shanghai) New Energy Technology Co., Ltd in 2021 to partially satisfy VAT obligations to the government. Jiushuang (Shanghai) New Energy Technology Co., Ltd. is the parent of both JSTC and JSSD, which the Company partnered with to form Jiushuang JVs, discussed in Note 12. Investments in Non-consolidated Affiliates.

Note 19. Loss per Share

The following table presents the information used in the calculation of the Company's basic and diluted earnings (loss) per share attributable to Hyzon common stockholders (in thousands, except per share data):

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
Net loss attributable to Hyzon	$(12,141)	$(14,271)
Weighted average shares outstanding:
Basic	203,897	152,650
Effect of dilutive securities	—	—
Diluted	203,897	152,650
Net loss per share attributable to Hyzon:
Basic	$(0.06)	$(0.09)
Diluted	$(0.06)	$(0.09)

The weighted average number of shares outstanding prior to Business Combination were converted at the Exchange Ratio.
Potentially dilutive shares are excluded from the computation of diluted net loss when their effect was antidilutive. The following outstanding common stock equivalents (in thousands) were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive.

	Year Ended December 31, 2021	For the Period January 21, 2020 (Inception) – December 31, 2020
Restricted stock units	1,853	—
Stock options with service conditions	12,001	14,288
Stock options for former CTO	1,772	—
Stock options with market and performance conditions	5,538	5,538
Private placement warrants	8,015	—
Public warrants	11,286	—
Earnout shares	23,250	—
Hongyun warrants	31	—
Ardour warrants	275	—

Note 20. Leases

The Company has entered into various non-cancellable operating and finance lease agreements for certain offices, warehouses, R&D and manufacturing locations, equipment and vehicles worldwide. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the consolidated financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The following table presents supplemental balance sheet information related to leases (in thousands):

	December 31, 2021	December 31, 2020
Operating leases:
Operating lease right-of-use assets	$9,933	$943
Operating lease liabilities	$(10,062)	$(942)
Finance leases:
Finance lease right-of-use assets	$332	$713
Finance lease liabilities	$(654)	$(857)
Weighted average remaining lease term:
Operating leases	7.3 years	4.9 years
Finance leases	1.4 years	2.4 years
Weighted average discount rate:
Operating leases	5.7%	7.1%
Finance leases	7.0%	6.9%
The components of the lease expenses are as follows (in thousands):

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
Operating lease cost	$862	$19
Variable lease cost	205	30
Finance lease cost:
Amortization of right-of-use assets	381	172
Interest on lease liabilities	53	35
Total lease cost	$1,501	$256

Supplemental cash flows information related to leases is as follows (in thousands):

	Year Ended December 31, 2021	For the period January 21, 2020 (Inception) – December 31, 2020
Cash paid for amount included in the measurement of lease liabilities:
Operating cash flows from operating leases	$739	$19
Operating cash flows from finance leases	$53	$35
Financing cash flows from finance leases	$203	$29
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	$9,588	$780
Finance leases	$—	$886

The maturities of operating and finance lease liabilities (excluding short-term leases) are as follows (in thousands):

	As of December 31, 2021
	Operating Leases	Finance Leases
2022	$1,978	$448
2023	1,894	240
2024	1,806	—
2025	1,745	—
2026 and thereafter	4,737	—
Total minimum lease payments	12,160	688
Less: imputed interest	2,098	34
Present value of lease obligations	10,062	654
Less: current portion	1,453	433
Long-term portion of lease obligations	$8,609	$221

Note 21. Subsequent Events (Unaudited)

Global NRG H2 Limited

During the quarter ended June 30, 2022, the Company determined that there was a full impairment of the Company’s $2.5 million investment in NRG. For additional information regarding the NRG investment refer to Note 11. Investments in Equity Securities to the consolidated financial statements.

Holthausen and Affiliates

In December 2022, the Company acquired the remaining 49.5% stake, or 1,485,000 A Shares par value €0.01 in Hyzon Europe from Holthausen. The Company now holds 100% ownership in Hyzon Europe. The consideration paid by the Company to Holthausen was €5.52 million (approximately $5.84 million in USD), consisting of €4.50 million (approximately $4.76 million in USD) in cash, including prepaid balances, and €1.02 million (approximately $1.08 million in USD) (excluding any VAT) of certain inventory. In addition, Hyzon Europe transferred all of the assumed retrofit service contracts including after-sales obligations back to Holthausen Clean Technology B.V. upon closing of the transaction.

Delaware Court of Chancery Section 205

On February 13, 2023, the Company filed a petition under the caption In re Hyzon Motors Inc., C.A. No. 2023-0177-LWW (Del. Ch) in the Delaware Court of Chancery pursuant to Section 205 of the Delaware General Corporation Law (“DGCL”), which permits the Court of Chancery, in its discretion, to validate potentially defective corporate acts due to developments regarding potential interpretations of the DGCL stemming from the Court’s recent decision in Garfield v. Boxed, Inc., 2022 WL 17959766 (Del. Ch. Dec. 27, 2022). On March 6, 2023, the Court of Chancery granted our petition, holding that any defects that may have existed with respect to the conduct of the Special Meeting of Shareholders held on July 15, 2021 to approve the increase in the Company’s authorized share capital were ratified as of the meeting.

The Company continues to believe that, notwithstanding the relief the Delaware Court of Chancery granted to the Company under Section 205, at the time of DCRB Shareholder Meeting on July 16, 2021, the increase in the Company’s authorized share capital was validly approved by DCRB’s shareholders under Delaware law.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer to allow timely decisions regarding required disclosure.

We do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all instances of fraud due to inherent limitation of internal controls. Because of these inherent limitations there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our Chief Executive Officer has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2021. Based on such evaluation, our Chief Executive Officer has concluded that as of December 31, 2021 our disclosure controls and procedures were not effective because of the material weaknesses in internal control over financial reporting described below.

In light of the material weaknesses described below, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the ineffectiveness of our disclosure controls and procedures as well as material weaknesses in our internal control over financial reporting as of December 31, 2021, the consolidated financial statements for the periods covered by and included in this Form 10-K/A fairly present, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in conformity with U.S. GAAP.

(b) Management’s Report on Internal Control over Financial Reporting

As discussed elsewhere in this report, we completed the Business Combination on July 16, 2021. Prior to the Business Combination, we were a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses. As a result, previously existing internal controls are no longer applicable or comprehensive enough as of the assessment date as our operations prior to the Business Combination were insignificant compared to those of the consolidated entity post-Business Combination. The design of internal control over financial reporting for the Company post-Business Combination has required and will continue to require significant time and resources from management and other personnel. As a result, management was unable, without incurring unreasonable effort or expense to conduct an assessment of our internal control over financial reporting as of December 31, 2021. Accordingly, we are excluding management’s report on internal control over financial reporting pursuant to Section 215.02 of the SEC Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations.

Notwithstanding the foregoing, while preparing the Company’s consolidated financial statements, our management identified the following material weaknesses in internal control over financial reporting:

•The Company did not demonstrate a commitment to attract, develop, and retain competent individuals in alignment with objectives and accordingly did not have sufficient qualified resources.

•The Company did not have an effective risk assessment process that successfully identified and assessed risks of material misstatement to ensure controls were designed and implemented to respond to those risks.

•The Company did not have an effective internal information and communication process to ensure that relevant and reliable information was communicated on a timely basis across the organization, to enable financial personnel to effectively carry out their financial reporting and internal control roles and responsibilities.

•The Company did not sufficiently establish structures, reporting lines and appropriate authorities and responsibilities in the pursuit of objectives.

As a consequence, the Company did not effectively design, implement and operate process-level control activities related to revenue recognition, complex accounting transactions, and the financial close process to mitigate risks to an acceptable level.

Those control deficiencies resulted in material misstatements that were identified and corrected in the consolidated financial statements as of and for the year ended December 31, 2021 primarily affecting revenue, cost of revenue, inventory, contract liabilities, and selling, general, and administrative expenses, as further described in Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements. Because there is a reasonable possibility that material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis, we concluded that these deficiencies represent material weaknesses in our internal control over financial reporting and that our internal control over financial reporting was not effective as of December 31, 2021.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. These deficiencies could result in misstatements to our financial statements that would be material and would not be prevented or detected on a timely basis.

(c) Remediation Plan and Status

With oversight from the Audit Committee and input from the Board of Directors, management has begun designing and implementing changes in processes and controls to remediate the material weaknesses described above. Management and the Board of Directors, including the Audit Committee, are working to remediate the material weaknesses identified herein. While the Company expects to take other remedial actions, actions taken to date include:

•appointed new Chief Executive Officer and created a new role of President of International Operations;

•hired additional finance and accounting personnel over time to augment our accounting staff, including third-party resources with the appropriate technical accounting expertise;

•engaged with external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes and to accurately prepare and review the consolidated financial statements and related footnote disclosures;

•enhanced existing Disclosure Committee responsibilities through a formal review and sign off process; and

•implemented a formal regional general manager financial statement review and certification process for each SEC filing.

In addition to the remedial actions taken to date, the Company is taking, or plans to take, the following actions to remediate the material weaknesses identified herein:

•designing and implementing a comprehensive and continuous risk assessment process to identify and assess risks of material misstatements and to ensure that the impacted financial reporting processes and related internal controls are properly designed, maintained, and documented to respond to those risks in our financial reporting;

•further developing and implementing formal policies, processes and documentation procedures relating to financial reporting, including revenue recognition and other complex accounting matters, and consulting with independent accounting experts and advisors;

•formalizing the design of the processes and controls related to sales of our products and services, as well as vendor contracting, fuel cell acceptance, transfer of control of our products to customers, tracking our vehicles' post-sale performance, and archiving documentation in a central system; and

•completing ethics training globally and in addition, providing general public company periodic training for Company personnel, including on potential topics such as the responsibilities of a public company, the core values of the Company’s accounting and finance function, and best practices to implement those values.

As we work to improve our internal control over financial reporting, we will report regularly to the Company’s Audit Committee on the progress and results of the remediation plan, including the identification, status, and resolution of internal control deficiencies. We may modify our remediation plan and may implement additional measures as we continue to review, optimize and enhance our financial reporting controls and procedures in the ordinary course. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. If we are unable to successfully remediate the material weaknesses, or if in the future, we identify further material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated.

(d) Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2021, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

PART IV
Item 15. Exhibit and Financial Statement Schedules.

1.Financial Statements: The information concerning the consolidated financial statements and Report of Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Annual Report on Form 10-K/A in Item 8, titled “Financial Statements and Supplementary Data.”

2.Financial Statement Schedules: No schedules are required

(b) Exhibits. The exhibits listed in the following Index to Exhibits are filed or incorporated by reference as part of this report.

Exhibit No.	Exhibit

2.1†
Business Combination Agreement and Plan of Reorganization, dated as of February 8, 2021, by and among Decarbonization Plus Acquisition Corp., DCRB Merger Sub Inc. and Hyzon Motors Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).

3.1
Second Amended and Restated Certificate of Incorporation of Hyzon Motors Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

3.2	Amended and Restated Bylaws of Hyzon Motors Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 filed with the SEC on September 20, 2020).

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1 filed with the SEC on September 20, 2020).

4.3
Warrant Agreement, dated as of October 19, 2020, by and between Decarbonization Plus Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2020).

4.4
Ardour Warrant Agreement, dated as of July 16, 2021, by and between Decarbonization Plus Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

4.5*	Description of Registered Securities

10.1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).

10.2
Founder Warrant Agreement, dated as of February 8, 2021 by and among Decarbonization Plus Acquisition Corp., Decarbonization Plus Acquisition Sponsor, LLC and the other parties thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).

10.3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).

10.4
Ardour Subscription Agreement, dated as of February 8, 2021 by and among Decarbonization Plus Acquisition Corp., Ardour Capital and Hyzon Motors Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).

10.5
Amended and Restated Registration Rights Agreement, dated as of July 16, 2021, by and among Decarbonization Plus Acquisition Corp. and certain security holders (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

10.6#	Hyzon Motors Inc. 2021 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

10.7#
Employment Agreement, dated as of July 9, 2021, between Hyzon Motors Inc. and Craig Knight (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

Exhibit No.	Exhibit
10.8#
Employment Agreement, dated as of July 9, 2021, between Hyzon Motors Inc. and George Gu (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

10.9#
Employment Agreement, dated as of July 15, 2021, between Hyzon Motors Inc. and John Zavoli (incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

10.10#
Employment Agreement, dated as of June 7, 2021, between Hyzon Motors Inc. and Parker Meeks (incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

10.11#
Form of Indemnification Agreement, by and between Hyzon Motors Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.13 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

10.12
Intellectual Property Agreement, dated January 12, 2021, between Jiangsu Qingneng New Energy Technologies Co., Ltd. and Shanghai Qingneng Horizon New Energy Ltd. and Hyzon Motors Inc. (incorporated by reference to Exhibit 10.14 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

10.13
Framework Supply Contract Template, dated January 7, 2021, between Jiangsu Qingneng New Energy Technologies Co. Ltd. and Hyzon Motors Inc. (incorporated by reference to Exhibit 10.15 of the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021).

10.14#
Employment Agreement, dated as of August 5, 2021, between Hyzon Motors Inc. and Mark Gordon (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 8, 2021).

10.15#
Letter Agreement, dated August 27, 2021, between Hyzon Motors Inc. and Gary Robb (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 2, 2021).

10.16#	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2022).

10.17#	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2022).

10.18#	Form of Director Agreement

21.1*	List of Subsidiaries

23.1*	Consent of KPMG LLP, independent registered accounting firm of Hyzon Motors Inc.

31.1*	Certification of the Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

32.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2022.

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1*	Cover Page Interactive Data File (embedded within the Inline XBRL)
†    All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
*    Filed or furnished herewith.
#    Indicates management contract or compensatory arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYZON MOTORS INC.

Date: March 14, 2023	/s/ Parker Meeks
Name: Parker Meeks
Title: Chief Executive Officer